

2023

Notice of Annual Shareholders' Meeting and Proxy Statement

Chairman's Letter

Dear McDonald's Shareholders, Colleagues, Crew Members, Franchisees and Customers,

My last few annual letters have each been prefaced with an acknowledgement of broader societal challenges. And as I write this year, I look back at how the war in Ukraine and the widespread economic fallout that followed tested the world yet again.

In these times of uncertainty, customers increasingly favor brands that are focused on making a positive impact on the world. This requires McDonald's to continue to find new ways for the Arches to shine in our communities while they remain a familiar place of comfort – of hope, even – for millions.

In 2022, guided by our values-based leadership, we achieved yet another year of exceptional performance, demonstrating that our *Accelerating the Arches* growth strategy is working and has put McDonald's in an advantaged position.

Acting on the most pressing issues in our communities

McDonald's approach of integrating our purpose to feed and foster communities within our growth strategy is critical to driving customer trust, and we've seen that strategy working and making the Company stronger. McDonald's has once again been named one of the most admired brands in the world.

But we know that trust is not a given—it must be refreshed and strengthened constantly through action and accountability. I'm proud of the significant progress we made in 2022 on some of the most pressing issues facing our business and the communities we serve.

One of our priorities is to make balanced meals more accessible to families around the world. In 2022, we made substantial strides against our ambitious Global Happy Meal Goals across 20 major markets—representing nearly 85% of global Happy Meal sales—and look forward to sharing the results in later in 2023.

We also continue to make progress against our climate ambition to reach net zero emissions globally by 2050. Within the last year, we brought two additional large-scale U.S. Virtual Power Purchase Agreements (VPPAs) online to contribute more renewable energy to the grid. As the 2019–2022 transacted U.S. renewable energy projects come online, they are expected to contribute to a 27% reduction in restaurant and office greenhouse gas emissions from our global 2015 baseline.

Finally, we continue to prioritize the health and welfare of animals throughout our supply chain. In 2022, we released our Broiler Welfare Progress Update, showcasing our progress across eight commitment areas for Broiler Welfare in 14 of our key markets, which we expect to be fully implemented by the end of 2024.

Enhancing Board strength and expertise through refreshment

Our Board must ensure it continues to represent the highest caliber of values-based leadership. That involves maintaining an appropriate balance of continuity and institutional knowledge with fresh perspectives among our Directors.

In 2022, our Board continued to execute its ongoing refreshment strategy. This resulted in significant Board and Committee refreshment and the election of four new independent Directors to the Board:

- As President and Chief Executive Officer at Marriott International Inc., **Tony Capuano** brings significant expertise in customer experience and real estate, as well as leadership of an organization with a significant focus on franchising and driving digital customer engagement.
- **Kareem Daniel** is a seasoned leader with a strong track record of building brands that resonate with audiences globally. Most recently serving as Chairman, Disney Media and Entertainment Distribution at The Walt Disney Company, Kareem's unique combination of business and consumer expertise benefits our Board.

- As Executive Vice President and Worldwide Chairman, Pharmaceuticals at Johnson & Johnson, **Jennifer Taubert** brings extensive experience in navigating the complexities of a global business in a highly dynamic environment, in addition to her recognized leadership in DEI.
- **Amy Weaver**, who serves as President and Chief Financial Officer of Salesforce, Inc., brings expertise in customer relationship management technology, as well as extensive financial, legal, and digital experience.

The election of these Directors increases our existing strengths in a number of key areas – including digital, brand management, sustainability and real estate – while ensuring an appropriate mix of skills, experiences and perspectives are represented.

Alongside these four additions, Sheila Penrose retired from the Board in 2022. In March 2023, Robert "Bob" A. Eckert and John W. Rogers notified the Company of their retirements from the Board effective at the Company's 2023 Annual Shareholders' Meeting. All three of these Directors have made significant contributions to McDonald's and helped guide expansion of the global business while bringing McDonald's closer to the communities it serves. McDonald's is stronger today thanks to their leadership and steadfast commitment to the Company.

- Through her leadership of the Sustainability and Corporate Responsibility Committee of the Board, Sheila oversaw McDonald's critical progress against our ambitious climate, responsible sourcing and diversity, equity and inclusion goals, positioning us as a leader in the industry.
- Bob brought valuable expertise to the Board serving as Chairman of the Compensation Committee and the inaugural Chairman of the Public Policy & Strategy Committee where he helped oversee the Company's long-term strategy and operations.
- John is a prominent leader in the Chicago and business community who has helped to significantly expand the Company's efforts to promote equitable opportunity and diversity across the full range of the business including employees, franchisees and suppliers.

Following the changes outlined above, more than half of the Directors have joined in the last four years and more than half of the Board are women or identify as racially or ethnically diverse.

We know that in this current environment, McDonald's needs to stay as nimble as ever. The Board and management will continue to evaluate any necessary strategic adjustments as part of our ongoing refreshment strategy.

Further strengthening a values-based leadership team

To engender trust, it is critical that we maintain a world-class, values-based leadership team that can steward the McDonald's Brand and leave it in a better position than before.

The Board provides guidance and oversight on talent management and succession planning, including regularly reviewing short and long-term succession plans and setting targets for initiatives related to promoting diversity within our workforce and across the System.

The continued momentum of our business in 2022, alongside the advancement of efforts to support the communities we serve, is a testament to the strength of our leadership team and the dedication of all three legs of our stool.

I'm proud that we have the right leaders in place, at the right time, to advance our growth strategy and further build on the rich legacy of McDonald's.

Deploying our Brand as a beacon in our communities

Our CEO Chris Kempczinski is right when he says that "McDonald's is one of the world's greatest Brands."

We see it every day in the ways in which our franchisees, crew, employees and suppliers meaningfully contribute to our communities, bring smiles to our customers' faces and serve as beacons of hope amid so much volatility and uncertainty in our society.

No one embodied the spirit of community more so than the late McDonald's Chairman Emeritus, Andrew "Andy" McKenna, who passed away in February 2023. Leading with purpose, Andy guided our organization through significant periods in history, having served as a member of the Board of Directors from 1991 until 2016, including 12 years as Chairman. Andy was an exemplar of our values. He led with the utmost integrity, and on a purely human level, he poured his heart into his family and community. McDonald's is a better place due to his leadership and wisdom.

We will miss Andy dearly, but we will always carry the lessons he taught us all. Chief among them was his belief that, *"the measure of success is not how much you've got, but how much you've given."* With those words in mind, together, McDonald's will continue to live our values-based leadership legacy.

Fundamental to long-term sustainable value creation for all shareholders is that we continue to live our values-based legacy, lead on addressing the issues most important to our communities, and steward the Brand to remain relevant for all stakeholders. That includes continuing to advance economic opportunity and foster a diverse workforce and franchisee base that reflects the communities we serve.

As ever, I am incredibly proud of the McDonald's System and hopeful for the future of our Brand and the role we can play in our communities.

To the entire McDonald's System, our Shareholders and Customers, thank you for your many contributions that made the Arches shine brighter in 2022.

Sincerely,

Enrique Hernandez, Jr.
Chairman of the Board

Notice of 2023 Annual Shareholders' Meeting

Meeting Date & Time

May 25, 2023
9:00 a.m. Central Time

Virtual Shareholders' Meeting

We will have a virtual meeting at *www.cesonlineservices.com/mcd23_vm*. There will not be a physical location for the meeting, and you will not be able to attend the meeting in person.

We will provide this Notice, the accompanying Proxy Statement, our 2022 Annual Report on Form 10-K and the form of proxy card, or the Notice of Internet Availability of Proxy Materials, beginning on or about April 14, 2023 to shareholders of record as of March 27, 2023.

To McDonald's Corporation Shareholders:

At our 2023 Annual Shareholders' Meeting, you will be asked to vote upon the following proposals:

AGENDA		OUR BOARD'S VOTING RECOMMENDATION
Proposal 1	Election of 13 Directors to serve until our 2024 Annual Shareholders' Meeting and until their successors have been elected and qualified	**"FOR" EACH OF OUR BOARD'S DIRECTOR NOMINEES**
Proposal 2	Advisory vote to approve executive compensation	**"FOR"**
Proposal 3	Advisory vote on the frequency of future advisory votes on executive compensation	**"1 YEAR"**
Proposal 4	Advisory vote to ratify the appointment of Ernst & Young LLP as independent auditor for 2023	**"FOR"**
Proposals 5–11	Advisory votes on seven shareholder proposals, each only if properly presented.	**"AGAINST" EACH SHAREHOLDER PROPOSAL**

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement thereof, by or at the direction of our Board.

You should carefully review the accompanying Proxy Statement, which provides detailed information about the matters to be considered at the meeting. We encourage you to vote as promptly as possible, even if you plan to attend the virtual meeting.

Important Voting Information:

Follow the instructions below to ensure your vote is received by 10:59 p.m. Central Time on May 24, 2023.

Registered shareholders (who hold shares through our transfer agent, Computershare) and beneficial owners (who hold shares through a bank or brokerage account) may vote using one of the following options.

Internet

Visit *www.proxyvote.com*

Telephone

Dial (800) 690-6903 (toll-free, 24/7)

Mail

If you received a proxy card or voting instruction form by mail, mark, date, sign and return it in the postage-paid envelope furnished for that purpose

Your Vote is Important.

Carefully review the proxy materials and vote your shares as promptly as possible, even if you plan to attend the virtual meeting.

If you have questions or require assistance with voting, contact our proxy solicitation firm at:

Kingsdale Advisors
745 5th Avenue, Suite 500
New York, New York 10151
(855) 683-3113 (toll-free in North America)
(416) 867-2272 (outside of North America)
contactus@kingsdaleadvisors.com

Important Notice Regarding the Availability of Proxy Materials for the Shareholders' Meeting to be Held on May 25, 2023. This notice, the accompanying Proxy Statement and our 2022 Annual Report on Form 10-K are available free of charge at *www.proxyvote.com.*

How to Attend Our Virtual 2023 Annual Shareholders' Meeting:

Shareholders must register in advance to ask questions or vote at the meeting by using the control number located on their Notice of Internet Availability of Proxy Materials, proxy card, voting instruction form or other communication. See "Meeting Logistics" on page 116. Only shareholders of record as of March 27, 2023 may attend the virtual meeting.

By order of our Board of Directors,

Desiree Ralls-Morrison

Desiree Ralls-Morrison
Executive Vice President, Chief Legal Officer and Corporate Secretary

McDonald's Corporation
110 North Carpenter Street, Chicago, Illinois 60607

April 14, 2023

Table of Contents

Proxy Summary

This summary highlights important information about our Company, as well as other matters discussed elsewhere in this Proxy Statement. You should carefully review this entire Proxy Statement. We encourage you to vote as promptly as possible so that your views are reflected, even if you plan to attend our virtual 2023 Annual Shareholders' Meeting.

About McDonald's

2022 Performance

Despite continued volatility in nearly every corner of the globe, McDonald's delivered exceptional performance and strong growth throughout 2022. These results are a testament to the competitive advantages of our System and demonstrate that our *Accelerating the Arches* growth strategy is working.

Accelerating the Arches is anchored by our MCD growth pillars: maximizing our marketing; committing to the core menu; and doubling down on digital, drive-thru and delivery. Our 2022 performance highlights the continued potential in each growth pillar. Despite significant headwinds, we achieved full-year revenues of $23.2 billion and record Systemwide sales[1] of $118.2 billion.

Despite this continued strong performance, we continue to focus on ways to improve. That is why, in January 2023, we announced an evolution of *Accelerating the Arches*, which is described in more detail below. We believe this refreshed strategy will allow us to continue to deliver sustained, long-term profitable growth for our System and stakeholders.

~11%

Comparable Sales Growth

~35%

of Systemwide Sales[1] in Our Top Six Markets Came from Digital Channels

Company Values

We are guided by the five core values depicted below, which were defined as part of our *Accelerating the Arches* growth strategy with input from employees, franchisees, suppliers and customers on what makes them proud to be part of our McFamily. We believe our people, all around the world, set us apart and bring these values to life on a daily basis. Our philosophy of "doing the right thing," which is enshrined in our core values, guides not only the way we conduct our business, but also how we fulfill our broader role in the communities we serve.

Serve	Inclusion	Integrity	Community	Family
We put our customers and people first	We open our doors to everyone	We do the right thing	We are good neighbors	We get better together

[1] Systemwide sales include sales at all restaurants, whether operated by our Company or franchisees. This includes sales from digital channels, which are comprised of the mobile app, delivery and kiosk, at both Company-operated and franchised restaurants. While franchised sales are not recorded as revenues by our Company, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of the franchisee base. Our Company's revenues consist solely of sales by Company-operated restaurants and fees from franchised restaurants operated by conventional franchisees, developmental licensees and affiliates. Changes in Systemwide sales are primarily driven by comparable sales and net restaurant unit expansion.

Accelerating the Arches

In January 2023, we announced an evolution of our successful *Accelerating the Arches* growth strategy, which continues to encompass all aspects of our business as the leading global omni-channel restaurant brand. It focuses on the imperative that we deliver across five critical areas: our ***purpose*** to feed and foster communities; our ***mission*** to create delicious feel-good moments for everyone; our ***core values*** described under "Company Values" above; our ***MCD growth pillars*** depicted below; and our ***foundation*** of running great restaurants, empowering our people and modernizing ways of working.


Accelerating the Arches
Strategic Plan
Our Purpose
Feed and foster communities
Our Mission
Making delicious feel-good moments easy for everyone
Our Values
Serve:
We put our customers and people first
Inclusion:
We open our doors to everyone
Integrity:
We do the right thing
Community:
We are good neighbors
Family:
We get better together
Our Growth Pillars
M aximize our Marketing
• Brand
• Affordability
C ommit to the Core
• Burger
• Chicken
• Coffee
D ouble Down on the 4Ds
• Delivery
• Digital
• Drive Thru
• Development
Foundation
• Run Great Restaurants
• Empower Our People
• Accelerating the Organization

In recognition of our ability to accelerate the pace of restaurant openings to fully capture the increased demand that we have driven over the past few years, we have added "Restaurant Development" to our MCD growth pillars. In addition, our foundation now includes *Accelerating the Organization*, an internal effort aimed at modernizing the way we work so that we are faster, more innovative and more efficient. We believe *Accelerating the Arches* will continue to build on our historic strengths by leveraging our competitive advantages and investing in innovations to enhance the customer experience and deliver long-term growth.

More information on *Accelerating the Arches* and our purpose, mission and values can be found in our 2022 Annual Report on Form 10-K, as well as on the "Our Mission & Values" section of our website at *https://corporate.mcdonalds.com/corpmcd/our-company/who-we-are/our-values.html*.

Governance Highlights

Board & Governance Practices

Our Board's commitment to strong corporate governance is highlighted by the following practices:

- Independent Board Chairman
- 12 of 13 Directors are independent (all except CEO)[(1)]
- All standing Committees are independent (except Executive Committee, chaired by our CEO)
- Regular executive sessions of independent Directors
- Annual election of all Directors
- Majority voting standard for uncontested Director elections
- Ongoing Board assessment and refreshment led by our Governance Committee, with more than half of our Directors having joined our Board within the last four years[(1)]
- Demonstrated commitment to diversity, with more than half of our Board comprised of gender and racially/ethnically-diverse Directors[(1)]
- Regular succession planning and effective leadership transitions at the CEO and executive management levels
- No supermajority voting provisions
- No "poison pill" (shareholder rights plan)
- Board access to independent advisors
- Meaningful limitations on Directors' service on other boards
- Proxy access for Director candidates nominated by shareholders reflecting standard market practices
- Annual Board self-evaluation
- Ability for shareholders to call special meetings
- Robust Director stock ownership requirements
- No Director hedging/pledging of Company stock
- Public disclosure of corporate political contributions and certain trade association memberships
- Significant shareholder outreach and engagement program

(1) Reflects the recent changes summarized under "Board Composition & Refreshment" on page 11.

Shareholder Engagement

We understand the importance of engaging with our shareholders and are committed to regularly discussing their perspectives on significant issues. Our Board and management team have developed a robust shareholder engagement program that helps us better understand shareholder priorities and perspectives, gives us an opportunity to elaborate on our initiatives and fosters constructive dialogue. Since last year's Annual Shareholders' Meeting, we have engaged with shareholders representing approximately 45% of our outstanding shares of common stock. Members of management and our independent Directors participate in these discussions.

Shareholder feedback received through direct discussions and prior shareholder votes, as well as engagement with proxy and other investor advisory firms that represent the interests of a wide array of shareholders, is reported to our Governance Committee and other relevant Committees periodically throughout the year. We also review our practices against guidelines published by shareholders and proxy advisory firms.

Areas of focus for our 2022–2023 shareholder engagement program included:

- Business strategy and initiatives
- Company values and culture
- Board oversight, governance, composition, tenure and refreshment
- Executive compensation
- Our environmental and sustainability initiatives, including those relating to climate change and animal health and welfare
- Our human capital management initiatives, including those relating to diversity, equity and inclusion ("***DEI***")
- Our ongoing civil rights audit

Board Composition & Refreshment

Our Board is committed to ongoing Board refreshment, as it believes there should be an appropriate balance of continuity and institutional knowledge, together with fresh perspectives, among our Directors. Following the recent Board and Committee refreshment summarized below, more than half of our Directors have joined our Board within the last four years. See “Board Composition & Refreshment” on page 33 for more information.

2023

- *Robert Eckert* and *John Rogers, Jr.* are retiring and will not stand for re-election at our 2023 Annual Shareholders’ Meeting (see page 18)

2022

- Four new independent Directors were elected to our Board:
  - *Anthony Capuano*, President and CEO of Marriott International, Inc. (see page 20)
  - *Kareem Daniel*, former Chairman of Disney Media & Entertainment Distribution (see page 21)
  - *Jennifer Taubert*, EVP and Worldwide Chairman, Pharmaceuticals at Johnson & Johnson (see page 29)
  - *Amy Weaver*, President and CFO of Salesforce, Inc. (see page 31)
- *Sheila Penrose* retired from our Board
- Committee membership and leadership was refreshed, including:
  - *Catherine Engelbert* was named our Audit & Finance Committee Chair
  - *John Mulligan* was named our Public Policy & Strategy Committee Chair
  - *Paul Walsh* was named our Sustainability & Corporate Responsibility Committee Chair

2019–2020

- Two independent Directors (*Catherine Engelbert* and *Paul Walsh*) and *Christopher Kempczinski* (our CEO) were elected to our Board
- One Director retired from our Board
- Board Committee membership was refreshed
- *Richard Lenny* was named our Compensation Committee Chair

These changes demonstrate our Board’s commitment to ongoing refreshment and help ensure that an appropriate mix of skills, experiences and perspectives are represented on our Board and its Committees. Consistent with its succession planning strategy, our Board believes the overlap of new and longer-tenured Directors provides new Directors with the opportunity to learn from the knowledge and experience of longer-tenured Directors and allows for smooth role and responsibility transitions. The following table reflects our Board’s composition following the changes summarized above.

Four new independent Directors
elected to our Board in 2022

7 of 13
Directors joined our Board within the last four years

12 of 13
Directors are independent (all except our CEO)

Balanced Experience


2
1
7
3
0-5 years
10-15 years
5-10 years
15+ years

Board Diversity

Our Board is keenly focused on ensuring that our Directors represent a wide range of backgrounds, viewpoints, perspectives and experiences in order to support the diverse demands of our global business. Following the recent changes summarized under "Board Composition & Refreshment" on page 11, more than half of our Board is comprised of Directors who are women or racially/ethnically diverse, and more than 30% of our Board is comprised of female Directors. See "Board Diversity" on page 34 for more information.

> 50%

7 of 13 Directors are women or racially/ethnically diverse

Talent Management & Executive Succession Planning

Our talent management and succession planning, including initiatives relating to promoting diversity within our workforce and across our System, are important components of our business strategy. Attracting, developing and retaining talent is key to our ability to continue to drive long-term sustainable growth. To that end, our Board regularly reviews short- and long-term succession plans for our CEO and other senior leaders. In doing so, our independent Directors identify the skills, experiences and attributes they believe are required to be an effective leader in light of our global business strategies, opportunities and challenges. We also endeavor to ensure a diverse candidate pool and workforce. These talent management and succession planning processes are designed to prepare us for expected transitions, such as those arising from promotions, retirements and other role changes, as well as unexpected departures.

Several senior leadership transitions occurred in 2022 and early 2023. As highlighted below, these included both new additions to our Company and promotions from within our strong internal talent pipeline, which we believe demonstrates the effectiveness of our talent management and succession planning processes:

- ***Jonathan Banner*** joined McDonald's as our new EVP – Global Chief Impact Officer
- ***Ian Borden***, who has served McDonald's for nearly 30 years, most recently as President, International, became our new EVP and Chief Financial Officer
- ***Morgan Flatley***, who has served McDonald's for six years, most recently as SVP – Global Chief Marketing Officer, became our new EVP – Global Chief Marketing Officer and New Business Ventures
- ***Marion Gross***, who has served McDonald's for 30 years, most recently as SVP – Chief Supply Chain Officer, North America, became our new EVP – Global Chief Supply Chain Officer
- ***Jill McDonald***, who previously served McDonald's from 2006 to 2015, became our new EVP and President, International Operated Markets
- ***Kevin Ozan***, who has served McDonald's for 25 years, most recently as EVP and Chief Financial Officer, became our new Senior EVP – Strategic Initiatives
- ***Brian Rice*** joined McDonald's as our new EVP – Global Chief Information Officer

Overview of Directors

The following table provides an overview of the 13 Directors who are standing for re-election at our 2023 Annual Shareholders' Meeting. Robert Eckert and John Rogers, Jr. have notified us that they are retiring and will not stand for re-election at our 2023 Annual Shareholders' Meeting, at which time the size of our Board will be reduced to 13. See "Proposal 1: Election of Directors" on page 18 for more information.

NAME	BOARD TENURE	PRIMARY OCCUPATION	INDEPENDENT	STANDING COMMITTEE MEMBERSHIP						OTHER PUBLIC COMPANY BOARDS
				AFC	CC	GC	SCR	PPS	EC	
 **Anthony Capuano**	< 1 year	President and CEO Marriott International, Inc.	✓		●			●		1
 **Kareem Daniel**	< 1 year	Former Chairman Disney Media & Entertainment Distribution	✓		●		●			0
 **Lloyd Dean**	7 years	Chief Executive Emeritus and Founding Executive CommonSpirit Health	✓		●	●				2
 **Catherine Engelbert**	3 years	Commissioner Women's National Basketball Association	✓	Chair ★			●		●	1
 **Margaret Georgiadis**	8 years	Co-Founder and CEO Montai Health	✓	★			●			1
 **Enrique Hernandez, Jr.**	26 years	Executive Chairman Inter-Con Security Systems, Inc.	✓ **Independent Chairman**			●		●	●	2
 **Christopher Kempczinski**	3 years	President and CEO McDonald's Corporation							Chair	1
 **Richard Lenny**	17 years	Non-Executive Chairman Conagra Brands, Inc.	✓		Chair		●		●	2
 **John Mulligan**	7 years	EVP and COO Target Corporation	✓	★				Chair	●	0
 **Jennifer Taubert**	< 1 year	EVP, Worldwide Chairman, Pharmaceuticals Johnson & Johnson	✓		●			●		0
 **Paul Walsh**	4 years	Executive Chairman McLaren Group Limited	✓			●	Chair		●	2
 **Amy Weaver**	< 1 year	President and CFO Salesforce, Inc.	✓	★		●				0
 **Miles White**	14 years	Former Executive Chairman Abbott Laboratories	✓			Chair		●	●	0

AFC: Audit & Finance Committee
CC: Compensation Committee
GC: Governance Committee
SCR: Sustainability & Corporate Responsibility Committee
PPS: Public Policy & Strategy Committee
EC: Executive Committee

● Member
Chair: Committee Chair
★ Financial Expert

ESG Highlights: Our Purpose & Impact

We drive impact by living our purpose, which is to feed and foster communities. Our impact strategy is centered around four areas: Our Planet; Food Quality & Sourcing; Jobs, Inclusion & Empowerment; and Community Connection. Recent highlights within each of these areas are depicted below.

More information can be found under "ESG: Our Purpose & Impact" on page 43, as well as on the "Our Purpose & Impact" section of our website at *https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact.html*. In addition, we recently released our 2021–2022 Purpose & Impact Global Progress Summary, which highlights our priorities and progress across all four focus areas, and our inaugural Global Diversity, Equity & Inclusion Report, which showcases our strategy, goals and progress across our ongoing DEI efforts. Both reports are available on the "Our Purpose & Impact" section of our website.

Our Planet

- Achieved a 2.9% reduction in the absolute greenhouse gas emissions of our restaurants and offices and a 7.8% reduction in supply chain greenhouse gas emissions intensity (as of the end of 2021, compared to 2015)
- Continued to substantially achieve a deforestation-free supply chain across our primary commodities (beef, soy for chicken feed, palm oil, coffee and fiber used in guest packaging), with 97.7% of volumes supporting a deforestation-free supply chain in 2021

Food Quality & Sourcing

- Each of France, Germany, Australia and the U.K. achieved a 100% cage-free egg supply chain, and the U.S. achieved a more than 74% cage-free egg supply chain, as of the end of 2021, with a goal of a 100% cage-free egg supply chain in the U.S. by the end of 2025
- On track to achieve our 2024 Broiler Welfare Commitments, which, once fully implemented, will positively impact more than 70% of our global chicken supply

Jobs, Inclusion & Empowerment

- Closed the small pay gaps identified in our 2022 pay gap analysis, which showed that women globally in Company-owned and operated markets are paid $0.9991 on the dollar in base pay on average of what men are paid for similar work, and that on an aggregate basis there was no base pay gap disfavoring underrepresented groups in the U.S.
- In addition to existing quantitative human capital metrics that are incorporated into our executives' annual incentive compensation, introduced an owner/operator diversity modifier into annual incentive compensation awards for key officers and managing directors

Community Connection

- Invested in 40 Chicagoland neighborhood organizations through our newly launched Chicago Community Impact Grants Program, developed in partnership with The Chicago Community Trust
- Partnered with the Obama Foundation to support the Obama Presidential Center in our shared hometown, as well as its global programming and local Chicago initiatives, by making a two-year, $5 million commitment
- Together with our developmental licensee partner in Turkey, donated $1 million in 2023 to support relief efforts, and provided free meals to victims, following devastating earthquakes in the region
- Donated $5 million to our Employee Assistance Fund and support relief efforts led by the International Red Cross in response to the war in Ukraine and resulting humanitarian crisis in Europe

Executive Compensation Highlights

Our executive compensation program supports the following long-standing guiding principles, each of which drives the design, implementation and risk profile of our compensation program:

- Pay for performance;
- Drive business results with a focus on creating long-term shareholder value; and
- Pay competitively.

Performance-Based Compensation Philosophy

Our executives' compensation opportunity is predominantly performance-based, consisting of both annual and long-term incentive awards subject to objective performance thresholds, as reflected in the following graphics:


CEO

91%

of CEO's target total direct compensation opportunity* is performance-based


Other NEOs

82%

of other named executive officers' target total direct compensation opportunity* as a group is performance-based

* These graphics represent our CEO's and other named executive officers' target total direct compensation for 2022, using their salaries, target Short-Term Incentive Plan payouts and Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("***ASC 718***") values for equity awards granted in 2022.

Our Compensation Practices

What We Do

- ✓ Strong pay-for-performance alignment
- ✓ Robust performance targets, and payouts under our incentive plans can vary significantly based on Company performance
- ✓ Performance metrics support our growth strategy and align interests of management with interests of shareholders
- ✓ Short-Term Incentive Plan ("***STIP***") includes quantitative human capital metrics
- ✓ Majority of total direct compensation paid over the long term
- ✓ Significant stock ownership and retention requirements
- ✓ Clawback provisions in equity agreements and STIP
- ✓ Independent compensation consultant
- ✓ Double-trigger change in control equity provisions
- ✓ Annual compensation peer group review
- ✓ Annual "Say-on-Pay" vote

What We Do Not Do

- ✗ Change in control agreements
- ✗ Tax gross-up on perquisites
- ✗ Repricing of stock options
- ✗ Backdating of stock options
- ✗ Encourage unreasonable risk taking
- ✗ Employment agreements
- ✗ Hedging or pledging of Company stock

Compensation Program Summary for 2022

The following graphic depicts our key compensation elements and percentage of direct CEO pay opportunity for 2022:

	KEY COMPENSATION ELEMENTS AND % OF CEO PAY OPPORTUNITY	PRIMARY METRICS	KEY TERMS
BASE SALARY	9%	• N/A	• Based on competitive considerations, scope of responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses
PERFORMANCE-BASED — SHORT-TERM INCENTIVE PLAN	17%	• Operating income growth (42.5%) • Systemwide sales growth (42.5%) • Human capital metrics (15%)	• Operating income growth requires us to balance increases in revenue with financial discipline to produce strong margins and cash flow • Systemwide sales is an important metric in a franchise business, as income generation is closely correlated to sales growth and is a measure of the financial health of our franchisees • Includes quantitative human capital metrics focused on increasing representation of women and underrepresented minorities and championing our values • Payouts are limited to 200% of the target award
PERFORMANCE-BASED — LONG-TERM INCENTIVES — Performance-Based Restricted Stock Units	37%	• Earnings per share ("***EPS***") growth (75%) • Return on invested capital ("***ROIC***") (25%) • Relative total shareholder return ("***TSR***") (+/- 25 points)	• Provide the right to receive a share of our common stock at the end of a three-year service period, subject to our achievement of EPS and ROIC • Also subject to a modifier based on relative TSR over the performance period compared to the S&P 500 Index • Payouts are limited to 200% of the target award • See page 64 for more information on performance-based restricted stock unit metrics
PERFORMANCE-BASED — LONG-TERM INCENTIVES — Stock Options	37%	• Share price	• Provide value only if our share price increases (with an exercise price equal to the stock price on the grant date), which closely aligns executive pay with shareholder interests • Vest ratably 25% per year with a 10-year term

Commitment to Our Pay-for-Performance Philosophy

As a result of our strong top- and bottom-line financial results across the world, we achieved an above-target payout factor with a Corporate STIP of 153.7% (inclusive of both financial and human capital metrics). Due to strong performance during the 2020–2022 performance period, the performance-based restricted stock units that vested in early 2023 paid out above target at 153.7% despite the impact of the COVID-19 pandemic on our 2020 performance. These payouts demonstrate our Compensation Committee's commitment to align payouts with Company performance over different time periods in order to drive long-term value creation for our shareholders.

Voting Matters & Recommendations

We are asking shareholders to vote on the following matters at our 2023 Annual Shareholders' Meeting:

ITEM TO BE VOTED ON		OUR BOARD'S VOTING RECOMMENDATION	PAGE
MANAGEMENT PROPOSALS			
Proposal 1	Election of 13 Directors to serve until our 2024 Annual Shareholders' Meeting and until their successors have been elected and qualified	**"FOR" EACH OF OUR BOARD'S DIRECTOR NOMINEES**	18
Proposal 2	Advisory vote to approve executive compensation	**"FOR"**	52
Proposal 3	Advisory vote on the frequency of future advisory votes on executive compensation	**"1 YEAR"**	82
Proposal 4	Advisory vote to ratify the appointment of Ernst & Young LLP as independent auditor for 2023	**"FOR"**	83
SHAREHOLDER PROPOSALS			
Proposals 5–11	Advisory vote on seven shareholder proposals, each only if properly presented	**"AGAINST" EACH SHAREHOLDER PROPOSAL**	86

Your vote is extremely important. Our Board unanimously recommends that you vote "FOR" the re-election of each of our Board's Director nominees and in accordance with our Board's voting recommendation associated with all of the other proposals properly presented at the meeting.

Forward-Looking Statements & Website Links

This Proxy Statement contains forward-looking statements about future events and circumstances. Generally, any statement not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words such as "could," "should," "can," "continue," "aim," "estimate," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "confident" and "commit" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, as well as environmental, social and governance ("***ESG***") and similar commitments, are forward-looking statements. They reflect expectations, are not guarantees of performance and speak only as of the date of this Proxy Statement. Factors that could cause actual results to differ materially from those in the forward-looking statements include those that are described in our 2022 Annual Report on Form 10-K and elsewhere in our filings with the Securities and Exchange Commission (the "***SEC***"). If any of these considerations or risks materialize or intensify, our expectations (or underlying assumptions) may change and our performance may be adversely affected. Except as required by law, we do not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

Website links included in this Proxy Statement are for convenience only. Information contained on or accessible through such website links is not incorporated in, and does not constitute a part of, this Proxy Statement.

PROPOSAL 1

Election of Directors

Our Board unanimously recommends the re-election of each of the 13 Director nominees named below, to serve on our Board for a one-year term beginning in May 2023 and continuing until our 2024 Annual Shareholders' Meeting and until their successors have been elected and qualified.

Robert Eckert and John Rogers, Jr., members of our Board since 2003, have notified us that they are retiring and will not stand for re-election at our 2023 Annual Shareholders' Meeting, at which time the size of our Board will be reduced to 13. We thank Mr. Eckert and Mr. Rogers for their years of service to McDonald's.

- Anthony Capuano
- Kareem Daniel
- Lloyd Dean
- Catherine Engelbert
- Margaret Georgiadis
- Enrique Hernandez, Jr.
- Christopher Kempczinski
- Richard Lenny
- John Mulligan
- Jennifer Taubert
- Paul Walsh
- Amy Weaver
- Miles White

Our Board unanimously recommends that you vote "FOR" each of its Director nominees.

Director Qualifications

Our Board is comprised of a diverse, highly-engaged group of individuals that provides strong, effective oversight of our Company. Both individually and collectively, our Directors have the relevant qualifications, skills and experiences that contribute to our Board's oversight of our global operations and long-term priorities, including our *Accelerating the Arches* growth strategy.

Importantly, each Director has senior executive experience, including having served as a CEO or high-level executive of large and complex global organizations. Specifically, several Directors have leadership experience in the consumer products or food sectors, which is particularly relevant to our business as a leading global food service retailer. Our Board values expertise in our industry, global experience, information technology/cybersecurity, human capital management, DEI and sustainability matters, which are important to *Accelerating the Arches* and are areas of increasing focus for stakeholders. This experience, along with the other skills and attributes discussed on the following pages and described more fully under "New Director Candidate Selection Process" on page 35, is a key consideration in evaluating the composition of our Board.

All of our Board's Director nominees possess the following key attributes and skills:

- A high level of integrity and ethics
- Strength of character and judgment
- Ability to devote significant time to Board duties
- Desire and ability to continually build expertise in emerging areas of strategic focus for our Company
- Demonstrated focus on promoting equity and inclusion
- Business and professional achievements
- Ability to represent the interests of all shareholders
- Knowledge of corporate governance matters
- Understanding of the advisory and proactive oversight responsibility of our Board
- Comprehension of the role of a public company director and the fiduciary duties owed to shareholders
- Intellectual and analytical skills

In addition, our Board's Director nominees contribute to our Board the individual experiences, qualifications and skills depicted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list. It is intended to depict notable areas of focus for each nominee, and not having a mark does not mean that a particular nominee does not possess that experience, qualification or skill. Nominees have acquired these experiences, qualifications and skills through education, direct experience and oversight responsibilities. For information on our Board diversity, see "Board Diversity" on page 34.

	CAPUANO	DANIEL	DEAN	ENGELBERT	GEORGIADIS	HERNANDEZ	KEMPCZINSKI	LENNY	MULLIGAN	TAUBERT	WALSH	WEAVER	WHITE
BRAND MANAGEMENT: Contributes to an understanding of how our business, standards and performance are essential to protecting and increasing the value of our brand	●	●	●	●	●	●	●	●	●	●	●	●	●
CUSTOMER-CENTRIC: Provides an understanding of our business, operations and customer-centric *Accelerating the Arches* growth strategy, focusing on our purpose, values and MCD growth pillars	●	●	●	●	●	●	●	●	●	●	●	●	●
DIGITAL: Provides an understanding of how the 4-D's (digital, delivery, drive-thru and restaurant development) leverage competitive strengths	●	●		●	●	●	●	●	●		●	●	●
FINANCE / CAPITAL MARKETS: Supports the oversight of our financial statements and strategy and financial reporting to investors and other stakeholders	●	●	●	●	●	●	●	●	●	●	●	●	●
GLOBAL EXPERIENCE: Contributes to an understanding of how our business is structured to enable the right level of support for our international markets and the sharing of solutions across international markets	●	●		●	●	●	●	●	●	●	●	●	●
HUMAN CAPITAL MANAGEMENT: Provides an understanding of how we manage and develop our workforce, and how we focus on promoting equity and inclusion throughout the organization	●	●	●	●	●	●	●	●	●	●	●	●	●
INFORMATION TECHNOLOGY / CYBERSECURITY: Contributes to an understanding of information technology capabilities, cloud computing, scalable data analytics and risks associated with cybersecurity matters		●			●	●			●				
MARKETING: Provides awareness of culturally relevant approaches that effectively communicate the story of our brand, food and purpose	●	●		●	●		●	●	●	●	●		●
OTHER PUBLIC COMPANY BOARD: Demonstrates a practical understanding of organizations, processes, governance and oversight of strategy, risk management and growth	●		●	●	●	●	●	●			●		●
REAL ESTATE: Provides an understanding of how owning or leasing real estate, combined with co-investment by franchisees, enables us to achieve high restaurant performance levels	●						●		●				
SUSTAINABILITY / CORPORATE RESPONSIBILITY: Contributes to an understanding of sustainability issues and corporate responsibility, and their relationship to our business and strategy	●	●	●	●	●	●	●	●		●	●	●	

Other Information

Director nominees who receive a majority of the votes cast will be elected to our Board. If any Director nominee does not receive a majority of the votes cast, he or she has previously tendered an irrevocable resignation that, subject to our Governance Committee's recommendation and our Board's acceptance, will be effective following our Annual Shareholders' Meeting. All of our Board's Director nominees have given their consent to being named as nominees for election and have indicated their intention to serve as Director if elected. Our Board does not anticipate that any of its Director nominees will be unable to serve. If for some reason any such nominee were unable to serve, or for good cause would not serve if elected, the persons named as proxies may vote for a substitute nominee recommended by our Board and, unless you indicate otherwise when voting, your shares will be voted in favor of our Board's remaining nominees. In the alternative, our Board may reduce its size, as permitted by our By-Laws. If a substitute nominee is designated prior to

our Annual Shareholders' Meeting, we will file amended proxy materials that, as applicable, identify such nominee, disclose that such nominee has consented to being named in the amended proxy materials and to serving as Director if elected, and set forth certain biographical and other information about such nominee as required by SEC rules.

Biographical Information

Biographical information about our Board's Director nominees as of the date of this Proxy Statement, including their ages, professional experiences, Board tenure, Committee memberships, qualifications and other public company directorships, is set forth on the following pages.

ANTHONY CAPUANO **PRESIDENT AND CHIEF EXECUTIVE OFFICER,** MARRIOTT INTERNATIONAL, INC.



Age: 57

Board Tenure: < 1 year

Board Committees

- Compensation
- Public Policy & Strategy

Professional Experience

- Marriott International, Inc., *a global hospitality company*

  President and Chief Executive Officer (2023 – Present)

  Chief Executive Officer (2021 – 2023)

  Group President, Global Development, Design and Operations Services (2020 – 2021)

  Executive Vice President and Global Chief Development Officer (2009 – 2020)

  Senior Vice President, Development, North America, Caribbean and Latin America (2008 – 2009)

  Senior Vice President, Development, North America (2005 – 2008)

  Marketing Plan and Feasibility and Development Teams (1995 – 2005)

Director Qualifications

Mr. Capuano brings to our Board over 25 years of leadership experience gained from his senior executive roles, including president and chief executive officer, at Marriott. His service at a global hospitality company known for its focus on creating a positive guest experience contributes an important perspective to our Board's discussions regarding enhancing our own customers' experiences. Our Board also benefits from Mr. Capuano's significant global development experience, and his service on the social impact committee of Marriott's board of directors provides our Board with valuable insights regarding our own corporate responsibility and sustainability efforts. Mr. Capuano's public company board experience also gives him a broad understanding of governance issues facing public companies.

Other Public Company Directorships

Mr. Capuano also serves on the board of Marriott International, Inc.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Marketing
- Other Public Company Board
- Real Estate
- Sustainability / Corporate Responsibility

KAREEM DANIEL **FORMER CHAIRMAN,** DISNEY MEDIA & ENTERTAINMENT DISTRIBUTION



Age: 48

Board Tenure: < 1 year

Board Committees

- Compensation
- Sustainability & Corporate Responsibility

Professional Experience

- The Walt Disney Company, *a global entertainment and media company*

  Chairman, Disney Media & Entertainment Distribution (2020 – 2022)

  President, Consumer Products, and Chief of Staff, Office of the Chief Executive Officer (2020)

  President, Walt Disney Imagineering Operations, Product Creation, Publishing and Games (2019 – 2020)

  Executive Vice President, Global Business Operations, Walt Disney Imagineering (2017 – 2019)

  Senior Vice President, Strategy and Business Development, Disney Consumer Products and Interactive Media (2011 – 2017)

  Vice President, Distribution Strategy, Walt Disney Studios (2009 – 2011)

  Director, Corporate Strategy and Business Development (2007 – 2009)

Director Qualifications

Mr. Daniel brings to our Board valuable leadership experience gained from his senior executive roles at Walt Disney, one of the world's most well-known and admired brands. His extensive corporate development experience includes leading transformation across several Disney divisions. The knowledge Mr. Daniel has gained through leading the creation of a direct-to-consumer e-commerce business, as well as overseeing the development of new distribution and commercialization models, offers a valuable perspective to our Board's discussions regarding strategy and business development.

Other Public Company Directorships

None.

Skills & Qualifications

- **Brand Management**
- **Customer-Centric**
- **Digital**
- **Finance / Capital Markets**
- **Global Experience**
- **Human Capital Management**
- **Information Technology / Cybersecurity**
- **Marketing**
- **Sustainability / Corporate Responsibility**

LLOYD DEAN **CHIEF EXECUTIVE EMERITUS AND FOUNDING EXECUTIVE,** COMMONSPIRIT HEALTH



Age: 72

Board Tenure: 7 years

Board Committees

- Compensation
- Governance

Professional Experience

- CommonSpirit Health, *a non-profit, Catholic health system*
  Chief Executive Emeritus and Founding Executive (2022 – Present)
  Chief Executive Officer (2019 – 2022)
- Dignity Health, *one of the nation's largest healthcare systems*
  President and Chief Executive Officer (2000 – 2019)
- Advocate Health Care, *a healthcare organization*
  Chief Operating Officer (1997 – 2000)

Director Qualifications

Mr. Dean brings to our Board over 25 years of leadership, management and strategy experience, which contributes an important perspective to our Board's discussions of opportunities and challenges in a constantly changing business environment. In his career in executive management at leading healthcare organizations, Mr. Dean has led significant strategic, operational and financial transformations. Mr. Dean's healthcare experience and knowledge of health and safety risks are particularly important in light of the COVID-19 pandemic and enhance his ability to oversee human capital management matters. Our Board also benefits from Mr. Dean's finance, systems operations, service quality, human resources, customer-centric operations, community affairs and regulatory experience.

Other Public Company Directorships

Mr. Dean also serves on the boards of Golden Arrow Merger Corp. and Progyny, Inc. He previously served on the board of Wells Fargo & Company.

Skills & Qualifications

- **Brand Management**
- **Customer-Centric**
- **Finance / Capital Markets**
- **Human Capital Management**
- **Other Public Company Board**
- **Sustainability / Corporate Responsibility**

CATHERINE ENGELBERT **COMMISSIONER,** WOMEN'S NATIONAL BASKETBALL ASSOCIATION



Age: 58

Board Tenure: 3 years

Board Committees

- Audit & Finance (Chair since 2022)
- Sustainability & Corporate Responsibility
- Executive

Professional Experience

- Women's National Basketball Association (WNBA), *a professional basketball league*
  Commissioner (2019 – Present)
- Deloitte LLP, *an industry-leading audit, consulting, tax and advisory services firm*
  Chief Executive Officer (2015 – 2019)
- Deloitte & Touche LLP, *audit subsidiary of Deloitte LLP*
  Chairman and Chief Executive Officer (2014 – 2015)
  Partner (1998 – 2019)

Director Qualifications

Ms. Engelbert brings to our Board a wealth of experience in global business operations, finance, leadership, brand, customer strategy, financial reporting and internal controls, and risk management matters gained from her service as Commissioner of a professional sports league and as former chief executive officer of Deloitte LLP. Having led more than 100,000 professionals at Deloitte, she also provides our Board valuable insights on talent management and other human capital management matters. Ms. Engelbert has strong leadership and governance experience from her previous roles on the private company board of Deloitte LLP and as chairman and chief executive officer of Deloitte & Touche LLP, and valuable regulatory experience from her roles on the strategic investment, risk, regulatory & government relations, and finance & audit committees of the board of Deloitte LLP. As a certified public accountant, Ms. Engelbert further brings to our Board a deep understanding of accounting principles and financial reporting rules and regulations, and her qualification as an "audit committee financial expert" is an important attribute as our Audit & Finance Committee Chair.

Other Public Company Directorships

Ms. Engelbert also serves on the board of Royalty Pharma plc.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Marketing
- Other Public Company Board
- Sustainability / Corporate Responsibility

MARGARET GEORGIADIS **CO-FOUNDER AND CHIEF EXECUTIVE OFFICER,** MONTAI HEALTH



Age: 59

Board Tenure: 8 years

Board Committees

- Audit & Finance
- Sustainability & Corporate Responsibility

Professional Experience

- Montai Health, *a digital medical technology company*
  Co-Founder and Chief Executive Officer (2022 – Present)
- Flagship Pioneering, *a bioplatform innovation company*
  CEO-Partner (2022 – Present)
- Synetro Group, *a private investment and strategic advisory firm*
  Managing Partner (2021 – Present)
- General Catalyst, *a venture capital firm*
  Endurance Partner-in-Residence, XIR (2021 – 2022)
- Ancestry, *a global family history and consumer genomics company*
  President and Chief Executive Officer (2018 – 2020)
- Mattel, Inc., *a leading global toy company and entertainment franchise*
  Chief Executive Officer (2017 – 2018)
- Google Inc., *a global technology company*
  President, Americas (2011 – 2017)
  Vice President, Global Sales Operations (2009 – 2011)

Director Qualifications

Ms. Georgiadis brings to our Board valuable strategy and development, finance and leadership experience gained from her senior executive roles, including at Ancestry, Mattel and Google, and her positions at a private investment and strategic advisory firm. Her experience as a senior executive at large global businesses affords her a broad knowledge of global consumer businesses, as well as of technology and cybersecurity, digital consumer insights, e-commerce and marketing. Her knowledge in these and other areas provides critical insights to our business, particularly as our Board considers the impact of technology, digital and cybersecurity risks. Ms. Georgiadis also has over 15 years of analytical and strategic experience at McKinsey & Company, a global management and consulting firm. In addition, Ms. Georgiadis' qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Public Company Directorships

Ms. Georgiadis also serves on the board of AppLovin Corporation. She previously served on the board of Mattel, Inc.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Information Technology / Cybersecurity
- Marketing
- Other Public Company Board
- Sustainability / Corporate Responsibility

ENRIQUE HERNANDEZ, JR. **EXECUTIVE CHAIRMAN,** INTER-CON SECURITY SYSTEMS, INC.



Age: 67

Board Tenure: 26 years

Board Committees

- Governance
- Public Policy & Strategy
- Executive

Professional Experience

- Inter-Con Security Systems, Inc., *a provider of security services to corporations, governments, diplomatic missions and non-profit organizations*

  Executive Chairman (2021 – Present)

  Chairman and Chief Executive Officer (1986 – 2021)

- Nordstrom, Inc., *a leading fashion retailer*

  Non-Executive Chairman and Presiding Director (2006 – 2016)

Director Qualifications

Mr. Hernandez is executive chairman and former chairman and chief executive officer of Inter-Con Security Systems, Inc., a privately owned global security company, providing him with knowledge of physical and electronic security. He also has been a director of several large public companies in various industries. In particular, Mr. Hernandez served for five years as lead director, and ten years as non-executive chairman and presiding director, at Nordstrom, Inc., a large publicly traded fashion retailer known for its customer service and brand management, providing him with significant experience in corporate governance, leadership development, succession planning and finance. Through his extensive experience managing complex, people-oriented organizations, Mr. Hernandez is well-suited to oversee the important human capital management element of our business. Mr. Hernandez's experience also facilitates our Board's oversight and counsel regarding strategy and business development, as well as legal and regulatory matters.

Other Public Company Directorships

Mr. Hernandez also serves on the boards of Chevron Corporation and The Macerich Company. He previously served on the boards of Nordstrom, Inc. and Wells Fargo & Company.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Information Technology / Cybersecurity
- Other Public Company Board
- Sustainability / Corporate Responsibility

CHRISTOPHER KEMPCZINSKI **PRESIDENT AND CHIEF EXECUTIVE OFFICER,** MCDONALD'S CORPORATION



Age: 54

Board Tenure: 3 years

Board Committees

- Executive (Chair since 2019)

Professional Experience

- McDonald's Corporation

  President and Chief Executive Officer (2019 – Present)

  President, McDonald's USA (2017 – 2019)

  Executive Vice President – Strategy, Business Development and Innovation (2015 – 2016)

- The Kraft-Heinz Company, *a packaged food company*

  Executive Vice President of Growth Initiatives and President of Kraft International (2014 – 2015)

  President of Kraft Canada (2012 – 2014)

  Senior Vice President – U.S. Grocery (2008 – 2012)

Director Qualifications

Mr. Kempczinski is President and CEO of our Company, having previously served as President of McDonald's USA, where he was responsible for approximately 14,000 McDonald's restaurants. He first joined our Company in 2015, overseeing global strategy, business development and innovation. In these roles, he has been instrumental in identifying new ideas and best practices to accelerate growth to increase the overall value of the McDonald's System. His experience leading our U.S. business and overseeing global strategy contributes an important Company perspective to our Board, and he was the architect of our *Accelerating the Arches* growth strategy. This experience and deep knowledge of the food industry strengthen our Board's knowledge and understanding as it oversees our operations and strategy.

Other Public Company Directorships

Mr. Kempczinski also serves on the board of The Procter & Gamble Company.

Skills & Qualifications

Brand Management | **Customer-Centric** | **Digital** | **Finance / Capital Markets** | **Global Experience** | **Human Capital Management** | **Marketing** | **Other Public Company Board** | **Real Estate** | **Sustainability / Corporate Responsibility**

RICHARD LENNY **NON-EXECUTIVE CHAIRMAN,** CONAGRA BRANDS, INC.



Age: 71

Board Tenure: 17 years

Board Committees

- Compensation (Chair since 2019)
- Sustainability & Corporate Responsibility
- Executive

Professional Experience

- Conagra Brands, Inc., *a leading branded food company*

  Non-Executive Chairman (2018 – Present)
- Information Resources, Inc., *a market research firm*

  Non-Executive Chairman (2013 – 2018)
- FFL Partners, LLC, *a private equity firm*

  Senior Advisor (2014 – 2016)

  Operating Partner (2011 – 2014)
- The Hershey Company, *an industry-leading snacks company*

  Chairman, President and Chief Executive Officer (2001 – 2007)

Director Qualifications

Mr. Lenny brings to our Board extensive knowledge of strategy and business development, finance, marketing and consumer insights, supply chain management and distribution, sustainability and social responsibility matters gained from his experience as chief executive officer of a global retail food company with a major consumer brand. He previously served in executive-level positions at Kraft Foods, Nabisco Biscuit and Snacks and the Pillsbury Company, providing him extensive experience with major consumer brands in the food industry. His current and former leadership positions on several notable large public company boards, including at one of North America's leading food companies, give him strong leadership insights and a broad understanding of governance issues facing public companies.

Other Public Company Directorships

Mr. Lenny also serves as non-executive chairman of the board of Conagra Brands, Inc. and as the lead independent director of Illinois Tool Works Inc. He previously served on the board of Discover Financial Services.

Skills & Qualifications

Brand Management | **Customer-Centric** | **Digital** | **Finance / Capital Markets** | **Global Experience** | **Human Capital Management** | **Marketing** | **Other Public Company Board** | **Sustainability / Corporate Responsibility**

JOHN MULLIGAN **EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER,** TARGET CORPORATION



Age: 57

Board Tenure: 7 years

Board Committees

- Audit & Finance
- Public Policy & Strategy (Chair since 2022)
- Executive

Professional Experience

- Target Corporation, *a general merchandise retailer*

  Executive Vice President and Chief Operating Officer (2015 – Present)

  Executive Vice President and Chief Financial Officer (2012 – 2015)

  Senior Vice President, Treasury, Accounting and Operations (2010 – 2012)

Director Qualifications

Mr. Mulligan brings to our Board extensive experience in finance, global supply chain, operations, e-commerce, real estate and human resources gained from his service in senior executive roles at Target. His service at a leading general merchandise retailer known for its focus on creating an exceptional guest experience brings customer-centric experience to our Board. In addition, his experience in digital and technology issues, including cybersecurity risks, is an important asset as our Board considers these topics and their potential impact on our Company. In addition, Mr. Mulligan's qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Public Company Directorships

None.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Information Technology / Cybersecurity
- Marketing
- Real Estate

JENNIFER TAUBERT **EXECUTIVE VICE PRESIDENT AND WORLDWIDE CHAIRMAN, PHARMACEUTICALS,** JOHNSON & JOHNSON



Age: 59

Board Tenure: < 1 year

Board Committees

- Compensation
- Public Policy & Strategy

Professional Experience

- Johnson & Johnson, *a researcher, developer and manufacturer of medical devices, pharmaceuticals and consumer packaged goods*

  Executive Vice President and Worldwide Chairman, Pharmaceuticals (2018 – Present)

  Company Group Chairman, The Americas, Pharmaceuticals (2015 – 2018)

  Company Group Chairman, North America, Pharmaceuticals (2012 – 2015)

Director Qualifications

Ms. Taubert brings to our Board extensive management, marketing, finance, business development and global operations experience gained from her senior executive roles at one of the world's largest global healthcare companies. Her experience leading a global pharmaceuticals division, and as a member of Johnson & Johnson's executive committee, provide her with a broad understanding of the range of complex issues facing a large, global consumer business. Our Board also benefits from Ms. Taubert's extensive regulatory and public policy knowledge, as well as her human capital management experience, including her recognized leadership in the area of DEI.

Other Public Company Directorships

None.

Skills & Qualifications

Brand Management | **Customer-Centric** | **Finance / Capital Markets** | **Global Experience** | **Human Capital Management** | **Marketing** | **Sustainability / Corporate Responsibility**

PAUL WALSH **EXECUTIVE CHAIRMAN,** MCLAREN GROUP LIMITED



Age: 67

Board Tenure: 4 years

Board Committees

- Governance
- Sustainability & Corporate Responsibility (Chair since 2022)
- Executive

Professional Experience

- McLaren Group Limited, *a privately owned luxury automotive and technology group*
  Executive Chairman (2020 – Present)
- Chime Communications Limited, *a marketing services company*
  Non-Executive Chairman (2016 – Present)
- L.E.K. Consulting, *a global strategy consulting firm*
  Advisor (2014 – Present)
- TPG Capital LLP, *a private investment firm*
  Advisor (2014 – Present)
- Bespoke Capital Partners LLC, *an investment company*
  Operating Partner (2016 – 2021)
- Compass Group PLC, *a leading food service and support services company*
  Chairman (2014 – 2020)
- Avanti Communications Group plc, *a leading satellite operator providing internet and data services*
  Chairman (2013 – 2019)
- Diageo plc, *a multinational beverage company*
  Chief Executive Officer (2000 – 2013)
  Chief Operating Officer (2000)

Director Qualifications

Mr. Walsh brings to our Board substantial corporate leadership experience and knowledge of consumer-centric companies gained from his experience as former chief executive officer of a large multinational corporation. His experience at Diageo brings broader food and beverage industry perspective. He also has held executive-level finance positions, including as chief financial officer of Grand Metropolitan Foods and Intercontinental Hotels. Throughout his career, Mr. Walsh has built success and growth at his companies through the deployment of effective brand marketing strategies, which brings valuable perspective to our Board. His background as a U.K. national based in London provides international diversity on our Board.

Other Public Company Directorships

Mr. Walsh also serves as independent lead director of the board of Vintage Wine Estates, Inc. (f/k/a Bespoke Capital Acquisition Corp.) and as a director of FedEx Corporation. He previously served on the boards of Compass Group PLC, HSBC Holdings plc, RM2 International, S.A. and TPG Pace Holdings Corp.

Skills & Qualifications

- Brand Management
- Customer-Centric
- Digital
- Finance / Capital Markets
- Global Experience
- Human Capital Management
- Marketing
- Other Public Company Board
- Sustainability / Corporate Responsibility

AMY WEAVER **PRESIDENT AND CHIEF FINANCIAL OFFICER,** SALESFORCE, INC.



Age: 56

Board Tenure: < 1 year

Board Committees

- Audit & Finance
- Governance

Professional Experience

- Salesforce Inc., *a cloud-based software company*
  President and Chief Financial Officer (2021 – Present)
  President and Chief Legal Officer (2020 – 2021)
  President, Legal Corporate Affairs and General Counsel (2017 – 2020)
  Executive Vice President and General Counsel (2015 – 2017)
  Senior Vice President and General Counsel (2013 – 2015)
- Univar, Inc., *a global chemical and ingredients distributor*
  Senior Vice President and General Counsel (2010 – 2013)
- Expedia, Inc., *an online travel shopping company*
  Senior Vice President and Deputy General Counsel (2005 – 2010)

Director Qualifications

Ms. Weaver brings to our Board valuable and varied leadership experience gained from her senior executive roles at one of the world's largest enterprise software companies. She leads Salesforce's global finance organization, and previously led its legal and corporate affairs organizations. This contributes a unique and valuable perspective to our Board's discussions of strategy, finance, regulatory and public policy matters. In addition, Ms. Weaver's qualification as an "audit committee financial expert" is an important attribute as a member of our Audit & Finance Committee.

Other Public Company Directorships

None.

Skills & Qualifications

- **Brand Management**
- **Customer-Centric**
- **Digital**
- **Finance / Capital Markets**
- **Global Experience**
- **Human Capital Management**
- **Sustainability / Corporate Responsibility**

MILES WHITE FORMER EXECUTIVE CHAIRMAN, ABBOTT LABORATORIES



Age: 68

Board Tenure: 14 years

Board Committees

- Governance (Chair since 2014)
- Public Policy & Strategy
- Executive

Professional Experience

- Abbott Laboratories, *a global healthcare company*

  Executive Chairman (2020 – 2021)

  Chairman and Chief Executive Officer (1999 – 2020)

Director Qualifications

Mr. White brings to our Board extensive knowledge of strategy and business development, global operations, finance, leadership development and succession planning, corporate governance, and regulatory and public policy matters gained from his experience as former chairman and chief executive officer of a global healthcare company. Mr. White's healthcare experience and knowledge of healthcare technology advances has also enhanced his ability to oversee human capital management, particularly in light of the COVID-19 pandemic. In addition, Abbott's focus on developing consumer products and technologies brings customer-centric, marketing, digital and healthcare knowledge to our Board. We also benefit from Mr. White's strong experience in addressing the needs of a global public company, as well as insights into our Board's responsibility to oversee management and operations matters. As our Governance Committee Chair, Mr. White leads our Board's succession planning and Director candidate selection process, and he is periodically involved in shareholder engagement.

Other Public Company Directorships

Mr. White previously served as executive chairman of the board of Abbott Laboratories and as a director of Caterpillar, Inc.

Skills & Qualifications

- **Brand Management**
- **Customer-Centric**
- **Digital**
- **Finance / Capital Markets**
- **Global Experience**
- **Human Capital Management**
- **Marketing**
- **Other Public Company Board**

Board & Governance Matters

Board Leadership

Our Board assesses its leadership structure annually and currently has separate Chairman and CEO roles. Our independent Chairman oversees corporate governance matters, and our CEO leads our business. In addition, independent Directors chair each of our Board Committees (other than the Executive Committee, which is chaired by our CEO). Our Board believes this structure, under current circumstances, promotes effective oversight and strengthens our Board's independent leadership, each of which drives enhanced shareholder value.

Enrique Hernandez, Jr. was elected as our independent Chairman in May 2016 and has been re-elected each year since then in view of his accomplishments in the role and his extensive knowledge of our operations and governance. Mr. Hernandez has significant experience with Company strategy, business practices and management of human capital, and has facilitated smooth leadership transitions and strong independent Board oversight during his tenure.

Our Chairman oversees our Board and facilitates the flow of information between it and management. This fosters open dialogue and constructive feedback among our independent Directors and management. Further, our Chairman leads a critical evaluation of our management, business practices, culture and oversight of Company strategy. Our Board will continue to assess its leadership structure annually to confirm it continues to meet the evolving needs of our Company and best serves the interests of our shareholders.

Board Composition & Refreshment

Our Board is comprised of a diverse, highly-engaged group of individuals with a wide range of relevant qualifications, skills and experiences, each of whom contributes to overall Board and Committee effectiveness. Each of our Directors is a dynamic leader whose experiences and perspectives are continually evolving as they navigate today's fast-paced, ever-changing business environment, both as a Director of our Company and in their other professional roles.

Our Governance Committee is primarily responsible for maintaining a balanced and diverse Board through robust succession planning and refreshment processes, which include recommending Directors for re-election and identifying new Director candidates who will bring complementary skills and varied perspectives to our Board. Our Governance Committee evaluates and determines the most impactful and desirable mix of diverse characteristics, skills and experiences for our Board as a whole, as well as the qualifications and attributes of individual Director candidates. When identifying, evaluating and recommending new Director candidates, our Governance Committee considers the qualifications discussed on page 18.

In their approach to composition and refreshment, our Governance Committee and Board strive to achieve an appropriate balance of continuity and institutional knowledge, together with fresh perspectives, through a mix of newer-tenured and more seasoned Directors. Our Governance Committee and Board believe this balance best serves our shareholders' interests and that the overlap of new and longer-tenured Directors provides new Directors with the opportunity to learn from the knowledge and experience of longer-tenured Directors and allows for smooth role and responsibility transitions. While tenure is considered in evaluating the overall effectiveness of our Board, it is not viewed as a dispositive factor on an individual basis. Our Governance Committee and Board also consider each Director's availability and willingness to serve on our Board, recognizing that it is a significant time commitment. See "Outside Board Service" on page 48 for more information.

Our Board's succession planning efforts have resulted in significant Board refreshment, including the election of four new independent Directors to our Board—bringing fresh perspectives, diverse experiences and new insights to enhance the effective oversight of our business. Following the recent changes summarized under "Board Composition & Refreshment" on page 11, more than half of our Directors have joined our Board within the last four years. This was complemented by meaningful Committee refreshment, including the appointment of new Chairs of our Audit & Finance, Public Policy &

Strategy, and Sustainability & Corporate Responsibility Committees. These changes are consistent with our Board's long-term strategy to refresh its composition to best position our Company for the future.

As our strategic priorities continue to evolve, our Governance Committee and Board will continue to proactively evaluate our Board's composition and succession planning to facilitate smooth transitions and the continuity of skills, experiences and diversity in the boardroom.

Director Independence

Our Corporate Governance Principles require all non-management Directors to be independent under applicable law and stock exchange listing standards, as well as under our Standards on Director Independence. Independence is determined by our Board after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations and New York Stock Exchange ("***NYSE***") listing standards, as well as the requirements set forth in our Standards on Director Independence. It is important to determine that each Director is free of any relationship with our Company or management that may impair, or appear to impair, his or her ability to make independent judgments. In doing so, our Board considers relationships involving Directors and their immediate family members and relies on information derived from Company records, questionnaires and other inquiries.

The relationships reviewed by our Board in its most recent determination involved commercial relationships with companies at which Directors or their immediate family members then served as employees, officers, partners or had a 10% or more interest. These commercial relationships involved our purchases of products and services in the ordinary course of business that were made on arm's-length terms in amounts and under other circumstances that did not affect Director independence.

Based on its review, our Board determined that none of our current non-management Directors (Anthony Capuano, Kareem Daniel, Lloyd Dean, Robert Eckert, Catherine Engelbert, Margaret Georgiadis, Enrique Hernandez, Jr., Richard Lenny, John Mulligan, John Rogers, Jr., Jennifer Taubert, Paul Walsh, Amy Weaver and Miles White) has a material relationship with our Company, and that each of such non-management Directors is independent. Our Board determined that Christopher Kempczinski is not independent due to his role as our CEO. In addition, our Board previously determined that Sheila Penrose, who served as a non-management Director until her retirement in September 2022, was independent.

Our Standards on Director Independence are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html.*

Board Diversity

Due to the global and complex nature of our business, our Board believes it is important that its composition embodies a diverse set of viewpoints, perspectives and experiences. Our Board also believes having Directors with different genders, races and ethnicities contributes positively to its balance and effectiveness. When seeking new Director candidates, our Governance Committee actively endeavors to include women, racial/ethnic minorities and geographically diverse persons, as well as individuals with other diverse attributes, experiences, skills and perspectives, in the candidate pool. We believe this best provides our Board with the skills and backgrounds that are important to drive our strategy and support our values.

As shown in the following matrix, following the recent changes summarized under "Board Composition & Refreshment" on page 11, more than half of our Board is comprised of Directors who are women or racially/ethnically diverse, and more than 30% of our Board is comprised of female Directors. See "New Director Candidate Selection Process" on page 35 for more information on how our Governance Committee and Board consider diversity in the Director identification and nomination process.

	CAPUANO	DANIEL	DEAN	ENGELBERT	GEORGIADIS	HERNANDEZ	KEMPCZINSKI	LENNY	MULLIGAN	TAUBERT	WALSH	WEAVER	WHITE
SELF-IDENTIFIED RACE / ETHNICITY													
African American or Black		●	●										
Hispanic or Latino						●							
White or Caucasian	●			●	●		●	●	●	●	●	●	●
SELF-IDENTIFIED GENDER													
Female				●	●					●		●	
Male	●	●	●			●	●	●	●		●		●

New Director Candidate Selection Process

We maintain robust Director Selection Process guidelines for the consideration of potential Director candidates. Our Governance Committee is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service as a Director, including candidates nominated or suggested by shareholders. Our Governance Committee also retains independent third-party search firms, consultants and other advisors, as appropriate, to help identify, screen and evaluate potential Director candidates and to enhance our Board's preparedness in the event of an unplanned Director departure. We believe the effectiveness of our new Director candidate selection process is evidenced by our recent significant Board refreshment. Since our last Annual Shareholders' Meeting, our Board elected Anthony Capuano, Kareem Daniel, Jennifer Taubert and Amy Weaver, each of whom was identified with the assistance of a third-party search firm. See "Board Composition & Refreshment" on page 11 for more information.

Our Director Selection Process guidelines affirm our commitment to inclusiveness by setting forth our policy of considering diversity in the Director identification and nomination process. Specific weights are not assigned to any single criterion, and no particular criterion is necessarily applied to all prospective Director nominees. As part of its annual review of our Board composition and potential Director nominees, our Governance Committee assesses the effectiveness of its approach to diversity. See "Board Diversity" on page 34 for more information on our Board's commitment to embodying a diverse set of viewpoints, perspectives and experiences.

Our Governance Committee reviews our Director Selection Process guidelines annually and most recently updated them in 2020 to more closely align with our values and the strategic drivers associated with our *Accelerating the Arches* growth strategy. These updates identified important areas of focus for our Company and stakeholders, such as cybersecurity, digital business models and ESG matters, including sustainability, human capital management and DEI. The following graphic more fully describes our Director candidate selection process:

Ongoing Succession Planning & Candidate Identification	Our Governance Committee continuously considers the current and long-term needs of our evolving business, and seeks potential Director candidates consistent with our Director Selection Process guidelines in light of then-existing Board composition. It conducts a search process to identify qualified Director candidates, which includes the use of an independent third-party search firm to assess the alignment of potential candidates' skills, experiences and backgrounds with our business strategy and values. Among other attributes, it considers the qualifications and skills described under "Director Qualifications" on page 18 and "Board Diversity" on page 34.
Meeting with Candidates	Potential Director candidates are interviewed by our Chairman, CEO and Governance Committee Chair. Candidates undergo a rigorous screening process and are assessed on their ability to meaningfully contribute to our Board's oversight of an array of issues in light of the diverse demands of our global business.
Decision and Nomination	Our Governance Committee recommends, and our full Board nominates, the Director candidates best qualified to serve the interests of our Company and shareholders.
Election	Shareholders consider the Director nominees and elect Directors at our Annual Shareholders' Meeting to serve one-year terms. Our Board may also elect Directors on the recommendation of our Governance Committee throughout the year when determined to be in the best interests of our Company and shareholders. In that case, such Directors would stand for re-election by shareholders the following year.

Shareholders may suggest Director candidates for consideration by our Governance Committee by writing to our Governance Committee and providing the suggested candidate's name, biographical data, qualifications and written consent to being considered as a Director nominee and to serving as a Director if elected. Shareholders who wish to nominate Director candidates for election by shareholders must follow the nomination provisions set forth in our By-Laws.

Our Director Selection Process guidelines are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html*.

Board Committees

Our Board currently has six standing Committees: Audit & Finance; Compensation; Governance; Public Policy & Strategy; Sustainability & Corporate Responsibility; and Executive. All Committee members (except for our CEO, who only serves on our Executive Committee) are independent under NYSE listing standards and our Standards on Director Independence. In addition, Directors who serve on our Audit & Finance and Compensation Committees satisfy additional, heightened independence and qualification criteria applicable to Directors serving on such Committees under NYSE listing standards.

Each Committee has the responsibilities set forth in its respective charter, all of which have been adopted by our Board. Other than our Executive Committee, all standing Committees review their respective charters at least annually, and any changes are recommended to our full Board for approval. All standing Committee charters are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html*.

The current membership and primary responsibilities of each standing Committee are summarized on the following pages. Each standing Committee also has risk oversight within its respective areas of accountability as discussed under "Board Oversight" beginning on page 40.

Audit & Finance Committee

Our Audit & Finance Committee establishes its meeting calendar for the following year during the fourth quarter, based upon our quarterly earnings cycle, and addresses the areas of focus set forth below.

Committee Members:

Catherine Engelbert (Chair)*
Margaret Georgiadis
John Mulligan
Amy Weaver**

** Became Chair in 2022*
*** Joined Committee in 2022*

All members are financially literate and qualify as an "audit committee financial expert" as defined by the SEC

Meetings in 2022: 8

Relevant Areas of Focus:

- Oversee financial reporting, accounting, control and compliance matters
- Appoint, retain, compensate and evaluate our independent auditors
- Review audit scope and results with independent and internal auditors
- Review material financial disclosures, disclosure controls and procedures ("***DCPs***") and internal controls over financial reporting ("***ICFR***")
- Pre-approve all audit and permitted non-audit services
- Evaluate management's processes to assess and manage enterprise risk
- Oversee global compliance program, including Sarbanes-Oxley and tax compliance
- Oversee financial risk and financial risk management
- Oversee our financial policies and strategies, including those relating to our capital structure, dividend policy, share repurchase plans and other treasury-related matters
- Oversee any investigations related to specific cybersecurity or technology incidents

Compensation Committee

Our Compensation Committee establishes its meeting calendar for the following year during the fourth quarter and addresses the areas of focus set forth below.

Committee Members:

Richard Lenny (Chair)
Anthony Capuano*
Kareem Daniel*
Lloyd Dean
Jennifer Taubert*

** Joined Committee in 2022*

Meetings in 2022: 4

Relevant Areas of Focus:

- Oversee the design and administration of our executive compensation programs and policies
- Approve business goals and objectives in compensation programs, evaluate performance and approve executive compensation
- Establish, amend, review and administer our incentive plans
- Review the use of compensation programs to motivate and retain executives
- Assess risk associated with our executive compensation programs and corporate incentive plans
- Oversight of compensation-related shareholder proposals
- See "Compensation Discussion and Analysis" beginning on page 53 for more information

Governance Committee

Our Governance Committee establishes its meeting calendar for the following year during the fourth quarter and addresses the areas of focus set forth below.

Committee Members:

Miles White (Chair)
Lloyd Dean*
Robert Eckert
Enrique Hernandez, Jr.
Paul Walsh*
Amy Weaver*

** Joined Committee in 2022*

Meetings in 2022: 6

Relevant Areas of Focus:

- Advise as to Board structure (including composition and size), leadership and operations, as well as Committee structure and membership
- Establish criteria for Board membership
- Develop Board succession plans and make recommendations to our Board on succession matters
- Consider and recommend Director nominees to our Board for election, re-election or to fill vacancies
- Oversee shareholder engagement
- Review Corporate Governance Principles, consider governance trends and present recommendations to our Board, as appropriate
- Recommend non-management Directors' compensation and stock ownership guidelines
- Evaluate Director and Board performance
- Review risks related to governance matters
- Manage responses to shareholder proposals (including oversight of governance-related proposals)

Public Policy & Strategy Committee

Our Public Policy & Strategy Committee establishes its meeting calendar for the following year during the fourth quarter and addresses the areas of focus set forth below.

Committee Members:

John Mulligan (Chair)*
Anthony Capuano**
Robert Eckert
Enrique Hernandez, Jr.
Jennifer Taubert**
Miles White

** Became Chair in 2022*
*** Joined Committee in 2022*

Meetings in 2022: 4

Relevant Areas of Focus:

- Monitor our long-term strategy development and implementation
- Monitor trends, regulatory matters and other items that do or could materially affect our business, performance, reputation and image
- Monitor government affairs, strategies and priorities, as well as compliance with our Political Contributions Policy
- Review adequacy and appropriateness of our compliance programs, including employees' compliance with our Standards of Business Conduct
- Monitor our global tax strategy
- Oversee labor matters, including franchisee relations
- Monitor our strategy and processes relating to cybersecurity and other technology risks
- Consider potential remedies to strategic or process gaps identified by our Audit & Finance Committee as a result of its review of any specific cybersecurity or technology incident
- Review risks related to public policy and strategy matters
- Oversight of public policy- and strategy-related shareholder proposals

Sustainability & Corporate Responsibility Committee

Our Sustainability & Corporate Responsibility Committee establishes its meeting calendar for the following year during the fourth quarter and addresses the areas of focus set forth below.

Committee Members:

Paul Walsh (Chair)*
Kareem Daniel**
Catherine Engelbert**
Margaret Georgiadis
Richard Lenny
John Rogers, Jr.**

** Became Chair in 2022*
*** Joined Committee in 2022*

Meetings in 2022: 4

Relevant Areas of Focus:

- Monitor our strategies and efforts to address brand trust opportunities and brand leadership priorities (*e.g.*, food, sourcing, the environment, community engagement, philanthropy and DEI)
- Monitor the development and implementation of our sustainability-related goals and initiatives
- Review global sustainability communication plans and reporting
- Monitor Company culture, employee satisfaction and human capital management matters (*e.g.*, workplace health and safety, respectful workplaces and DEI)
- Review risks related to sustainability and corporate responsibility matters, including those related to climate
- Oversight of sustainability- and corporate responsibility-related shareholder proposals

Executive Committee

Our Executive Committee may exercise most Board powers during the periods between Board meetings. The members of our Executive Committee are Christopher Kempczinski (Chair), Catherine Engelbert, Enrique Hernandez, Jr., Richard Lenny, John Mulligan, Paul Walsh and Miles White. Our Executive Committee did not meet during 2022.

Board Self-Evaluation

Our Board believes that a self-evaluation process is important to its ongoing effectiveness. Our Governance Committee oversees the annual self-evaluation of our Board. The following describes the process by which our Board carried out these self-evaluations over the past year:

Annual Board Self-Evaluation	The self-evaluation process seeks individual Director feedback on our Board's role, Committee structure, relationship with management, meeting agendas, oversight of strategy and risk, and other Board-related topics.
Independent Third Party Generates Report	To protect anonymity and the integrity of the evaluation process, an independent third party compiles evaluation responses into a report for our Governance Committee Chair.
Discussion of Results	Our Governance Committee Chair presents the results of the self-evaluation to our Board.
Incorporation of Feedback	Our Board assesses progress in the areas targeted for improvement from the prior evaluation and develops action plans aimed at enhancing our Board's and Committees' effectiveness over the next year. Items requiring follow-up are monitored on an ongoing basis by our Board and Committees.

Board Oversight

Risk Oversight

Under our Corporate Governance Principles, our Board is responsible for overseeing our enterprise-wide risk management ("***ERM***") framework. The ERM framework is designed to identify, assess and prioritize strategic, financial and reputational risks with the potential to have a material impact on our Company. We periodically review the ERM framework and incorporate learnings to drive transparency and strategic decision-making. Management is responsible for the design and execution of the ERM framework. Our internal auditors also support risk identification and risk monitoring within our Company. The ERM framework leverages internal risk committees comprised of cross-functional leadership, which meet regularly to evaluate and prioritize risk in the context of our *Accelerating the Arches* growth strategy, with further escalation to our CEO, Board and/or Committees, as appropriate.

Our Board exercises oversight of the ERM framework, both as a full Board and through its standing Committees. An important element of this oversight is regular interaction among our Board and senior management regarding our risk exposures and mitigation effects as they relate to our business strategy, operations and values. Our Board also annually reviews strategic and enterprise risks and considers, among other items, our mitigation and overall strategy, competitive landscape, capital structure and management succession planning.

Our Board's risk oversight process is further depicted below:

BOARD OF DIRECTORS
ANNUAL REVIEW OF STRATEGIC RISKS

- Strategy
- Competitive landscape
- Capital structure
- Management succession planning

COMMITTEES
PRIMARY AREAS OF RISK OVERSIGHT

Audit & Finance

- Financial reporting
- Internal controls
- Enterprise risk process
- Oversight of specific cybersecurity and technology incidents
- Capital Structure
- Treasury
- Compliance

Compensation

- Executive compensation
- Incentive plans
- Global compensation programs and policies

Governance

- Director selection
- Board succession
- Director compensation
- Governance structure

Sustainability & Corporate Responsibility

- Brand trust
- Environment and sustainability, including climate
- Food safety
- Corporate responsibility
- Human capital, including workforce and workplace matters

Public Policy & Strategy

- Strategy
- Public policy
- Labor matters, including activism
- Government affairs
- Corporate reputation
- Franchisee relations
- Cybersecurity and technology strategy and processes
- Compliance
- Tax planning

MANAGEMENT
KEY RISK RESPONSIBILITIES

- Design and execute risk management programs
- Identify, analyze, mitigate and escalate risks
- Evaluate and prioritize risks into tiers, further escalating to our CEO, Board and/or Committees, as appropriate
- Ongoing engagement with Committee Chairs on respective areas of primary risk oversight

As depicted above, each of our Audit & Finance, Compensation, Governance, Public Policy & Strategy, and Sustainability & Corporate Responsibility Committees is responsible for overseeing risks within its respective areas of accountability. Additionally, under their respective charters, each Committee has resources and access to outside advisors. Our Committees report to our Board any risks that they conclude may be reasonably likely to be significant to our Company and regularly update our Board on their particular risk oversight activities. Our Board also considers evolving risks, such as those relating to ESG matters and human capital management.

More information about specific risks we face is set forth in our filings with the SEC, as described under "Forward-Looking Statements & Website Links" on page 17.

Strategy Oversight

Our Board believes a fundamental understanding of our business, strategy and industry assists it in the effective discharge of its duties. As part of its oversight role, our Board regularly reviews our Company's performance. In 2022, our Board regularly discussed our Company's strategy with our senior leadership team and other members of management, who presented important information about our strategic priorities. In January 2023, our Board approved an evolved *Accelerating the Arches* growth strategy, which continues to encompass all aspects of our business as the leading global omni-channel restaurant brand. See "Accelerating the Arches" on page 9 for more information.

Our Board's engagement in our business and oversight of our strategy provides it with important perspectives for the ever-changing business environment.

Cybersecurity & Technology Oversight

Our Public Policy & Strategy Committee has oversight of our strategy and processes relating to cybersecurity and technology risk management, including risks related to data privacy and technology, and considers potential remedies to any strategic or process gaps that may be identified by our Audit & Finance Committee during its review of any specific cybersecurity or technology incidents. Our Public Policy & Strategy Committee is briefed at least semi-annually on cybersecurity and other technology-related matters by our Global Chief Information Officer and Chief Information Security Officer. These briefings include updates on the global cybersecurity landscape and our cybersecurity strategies, as well as a discussion with our Public Policy & Strategy Committee of cybersecurity and other technology-related risks facing our business.

Our Global Chief Information Officer and Chief Information Security Officer oversee our dedicated technology risk management and privacy teams, which work in partnership with our internal audit department to review information technology-related internal controls with our independent auditors as part of the overall internal controls process. Annual third-party security measure assessments are also conducted, including penetration testing and an overall review of program maturity using applicable security frameworks. Our technology risk management and privacy programs further include: ongoing risk assessments used to build a security program designed to secure our systems and support business continuity; employee security awareness training; vulnerability and patch management programs to identify and remediate security risks and vulnerabilities in our systems; logging of events in our network that are sent to a centralized event management system; third-party vendor security risk assessment and management programs; and regularly tested incident response plans. We also maintain a cyber insurance policy designed to reduce the risk of loss resulting from security breaches.

ESG Oversight

We have a long history of commitment to incorporating sustainable and socially responsible practices into our business operations. Our Sustainability & Corporate Responsibility Committee monitors and oversees the development and implementation of our sustainability goals and metrics, as well as Company culture and our programs, progress and efforts to address human capital management matters (*e.g.*, workplace health and safety, safe and respectful workplace environments and DEI). Our Public Policy & Strategy Committee monitors and oversees our strategies and efforts to address matters that could materially affect our performance, reputation and image, as well as our government affairs strategies and priorities. Our Governance Committee recommends to our Board corporate governance principles addressing, among other matters, the size, composition and responsibilities of our Board and its Committees. These Committees regularly report to our Board regarding their activities. In addition, from time to time as circumstances warrant, other Committees and/or our full Board receive reports and updates on our management of ESG-related matters.

ESG: Our Purpose & Impact

We drive impact by living our purpose, which is to feed and foster communities. We are proud of the work we do to help make a difference, and we will continue working to deliver progress in the communities in which we operate. The actions we take today help ensure we are building a better business and a more trusted brand for generations to come. Our impact strategy is centered around four areas: Our Planet; Food Quality & Sourcing; Jobs, Inclusion & Empowerment; and Community Connection. As summarized below, we have established strategies, goals, policies and performance indicators to manage our progress across each of these areas.

More information can be found on the "Our Purpose & Impact" section of our website at *https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact.html*. In addition, we recently released our 2021–2022 Purpose & Impact Global Progress Summary, which highlights our priorities and progress across all four focus areas, and our inaugural Global Diversity, Equity & Inclusion Report, which showcases our strategy, goals and progress across our ongoing DEI efforts. Both reports are available on the "Our Purpose & Impact" section of our website.

Our Planet

In partnership with our franchisees, suppliers and producers, we are finding innovative ways to reduce emissions and to help keep waste out of nature and preserve natural resources—we want to help protect our planet for communities today and in the future. We have prioritized action across the following areas:

Climate Action. We believe climate change is one of the biggest challenges of our time, and we are working to take climate action and help transform our food systems to be more resilient for the future. In 2018, we became the first global restaurant company to set a science-based target, approved by the Science Based Targets initiative (SBTi), to significantly reduce greenhouse gas emissions. In 2021, we joined the United Nations Race to Zero campaign, committing to achieve net zero emissions by 2050.

Packaging, Toys & Waste. We are using our scale and reach to help accelerate solutions that help reduce waste while also transitioning to more sustainable packaging and toy materials. To achieve this, our priorities include eliminating unnecessary packaging and streamlining materials for easier recovery, transitioning away from virgin fossil fuel-based plastics in our primary guest packaging, advancing a circular economy, increasing the use of recycled materials throughout our System, and partnering with other brands and non-governmental organizations to increase the adoption of circularity across our industry.

Nature, Forests & Water. We are taking a holistic approach to protecting natural resources. We aim to help preserve and regenerate nature, to support biodiversity and engage the communities and farmers closest to natural ecosystems to build resilience together, and to help manage nature-related risks. Our Commitment on Forests, which sets forth our aim to eliminate deforestation from our global supply chain by the end of 2030, applies to all commodities and every region that we source from, as well as to all of our System's suppliers. To help us achieve this, we have joined the Taskforce on Nature-related Financial Disclosures (TNFD) Forum to collaborate with others in determining the right course of action.

Recent Highlights

- Achieved a 2.9% reduction in the absolute greenhouse gas emissions of our restaurants and offices and a 7.8% reduction in supply chain greenhouse gas emissions intensity (as of the end of 2021, compared to 2015)
- Continued to substantially achieve a deforestation-free supply chain across our primary commodities (beef, soy for chicken feed, palm oil, coffee and fiber used in guest packaging), with 97.7% of volumes supporting a deforestation-free supply chain in 2021

Food Quality & Sourcing

The safety and quality of our food is a top priority. We source delicious, quality ingredients in responsible ways because how our food is produced, and where it comes from, matters to our customers, communities and the environment. By engaging and partnering with our supply chain, comprised of a global network of suppliers, producers and farmers, we work together toward commitments that support more sustainable production, so we can continue to serve our customers the delicious meals they know and love. We have prioritized action across the following areas:

Food Safety. We have a long-standing commitment to source and serve safe food and beverages every day, to every customer, in every McDonald's restaurant. Strict food safety standards and protocols are embedded in everything we do, including food and product sourcing, menu development, packaging, distribution and the running of our restaurants. Our food safety systems and standards are science-based and third-party validated. In collaboration with our suppliers and other stakeholders, we have updated our Supplier Quality Management System standards and, among other things, included food safety culture expectations. We have also begun the rollout of initiatives to digitize food safety tasks in our restaurants and simplify restaurant food safety risk management.

Nutrition & Marketing Practices. We are always listening to our customers and evaluating our menu to identify ways to evolve our offerings while maintaining the great taste people know and love. We believe focusing on kids and families is where we can have the biggest impact, which is why our strategy is grounded in goals relating to nutrition in our Happy Meals. We are also proud of our long history as an industry leader in responsible marketing to children. We recognize the role we play as a global food company and are actively involved in self-regulation focused on this important issue.

Responsible Sourcing. We approach responsible sourcing holistically, as we understand that our work impacts the livelihoods of people, the well-being of animals and the health of our planet. We set standards for sourcing, including in our Supplier Code of Conduct, and engage closely with our supply chain to ensure these standards are upheld. Our aim is to deliver sustainable sourcing programs that drive lasting, meaningful outcomes on critical issues for people, animals, the environment and our business.

Animal Health & Welfare. Because our ability to serve safe, quality food is reliant upon animals that are properly cared for throughout their lives, we are using our size and global reach to improve the health and welfare of animals in our supply chain. We engage in industry and cross-sector collaboration, working with experts who provide guidance on our policies and implementation strategies in each of our local markets. We also focus on implementing objective, third-party verified systems to measure our performance against industry standards and key animal welfare indicators. To achieve positive impact in this area, we work with recognized subject matter experts and academics to access guidance and challenge the way we think, while leveraging our global scale in local markets to help drive positive outcomes.

Responsible Antibiotic Use. We are working towards the responsible use of antibiotics in our supply chain, including reducing their use and not permitting routine use of medically important antibiotics in food animal production. Our Vision for Antimicrobial Stewardship outlines our approach to responsible antibiotic use, as defined by the World Health Organization, within our supply chain. Our focus is on refining antibiotic selection and administration, reducing non-therapeutic antibiotic use and, when possible, replacing antibiotics with long-term solutions to prevent disease and protect animal health and welfare. Through our continued commitment to responsible antibiotic use, including the development of policies for chicken, beef and pork, we are doing our part to help preserve the effectiveness of antibiotics for future generations.

Recent Highlights

- Continued supporting markets on their progress toward the five Global Happy Meal Goals that we set in 2018 to promote more balanced choices for kids; on track to publish performance across 20 major markets in a final report in 2023
- Each of France, Germany, Australia and the U.K. achieved a 100% cage-free egg supply chain, and the U.S. achieved a more than 74% cage-free egg supply chain, as of the end of 2021, with a goal of a 100% cage-free egg supply chain in the U.S. by the end of 2025
- On track to achieve our 2024 Broiler Welfare Commitments, which, once fully implemented, will positively impact more than 70% of our global chicken supply

Jobs, Inclusion & Empowerment

McDonald's has always been a people business. We are committed to fostering workplaces where people feel supported, have equitable access to opportunity and feel empowered to realize their full potential through differentiated development opportunities and benefits. Regardless of cultural, social or economic context, we operate in a way that respects the dignity of each person, using fair and humane practices. We prioritize safety and respect in our offices and Company-owned restaurants, and we support franchisees and suppliers in doing the same in their operations. Guided by our values, we are working on becoming better allies, sponsors and leaders in order to help empower the people and communities we serve. We have prioritized action across the following areas:

Human Rights. We believe that businesses like ours have a responsibility to respect human rights within their sphere of influence. To maintain relevant policies and practices, we work to identify and understand the human rights issues most salient to our business. Our commitment to respecting people and their rights throughout our value chain is set forth in several of our policies, including our Human Rights Policy, Standards of Business Conduct, Responsible and Ethical Recruitment Principles, Global Brand Standards and Supplier Code of Conduct. Our Human Rights Policy is guided by the United Nations Guiding Principles on Business and Human Rights, the International Bill of Human Rights and the principles set out in the International Labour Organization's Declaration on Fundamental Principles and Rights at Work.

Safe & Respectful Workplaces. We are working together with our franchisees to cultivate respectful workplaces where people can be themselves without fear of harassment, discrimination, retaliation or violence. Our Global Brand Standards are focused on four key areas: (i) protecting employee health and safety; (ii) preventing workplace violence; (iii) preventing harassment, discrimination and retaliation; and (iv) listening through restaurant employee feedback. All McDonald's restaurants must implement these standards and are assessed on each criterion in accordance with the applicable market's business evaluation processes. We remain committed to supporting markets and franchised restaurants by providing implementation support, including a suite of policies, tools, training and listening survey strategies for restaurant employees.

Diversity, Equity & Inclusion. We are committed to actively fostering an inclusive environment, where diversity is embraced as an advantage. Our DEI strategy is designed to drive accountability across our System to better represent the diverse communities in which we operate, accelerate cultures of inclusion and belonging in our operations globally, and help dismantle barriers to economic opportunity. Our DEI goals include increasing the representation of women and underrepresented groups in leadership, closing any pay gaps identified in annual equal pay analyses and increasing U.S. Systemwide spend with diverse-owned suppliers. We hold our executives accountable for making tangible progress on our DEI goals by incorporating quantitative human capital management metrics into their annual incentive compensation awards.

Talent & Benefits. Providing a best-in-class employee experience—where people are given opportunities to learn and develop—is a business imperative. Apprenticeship opportunities, technical skill training and support for continuing education and competitive benefits are just some examples of our commitment to helping both Company-owned and franchised restaurant employees continue their path forward, and we embrace the opportunity to offer guidance, resources, tools and strategic partnerships to franchisees as they aim to support and empower their own employees. To attract and retain talent at all levels of the business, we also evaluate data and market trends to determine competitive wages and benefits.

Recent Highlights

- Closed the small pay gaps identified in our 2022 pay gap analysis, which showed that women globally in Company-owned and operated markets are paid $0.9991 on the dollar in base pay on average of what men are paid for similar work, and that on an aggregate basis there was no base pay gap disfavoring underrepresented groups in the U.S.
- Reached our goal of increasing U.S. Systemwide spend with diverse-owned suppliers to 25% (25.4% as of the end of 2021)
- Assessing all restaurants on our Global Brand Standards, implemented in 2021, aimed at advancing a culture of safety and security for restaurant staff and customers, in accordance with applicable market business evaluation processes
- In addition to existing quantitative human capital metrics that are incorporated into our executives' annual incentive compensation, introduced an owner/operator diversity modifier into annual incentive compensation awards for key officers and managing directors

Community Connection

Our business thrives when our communities thrive. With our size and scale, we are uniquely positioned to give back to the communities we serve in meaningful ways. We think globally and act locally to better connect with our customers, employees and wider society to help meet their needs. We have prioritized action across the following areas:

Community Impact. We have deep roots in communities, in part because most McDonald's restaurants are run locally by independent franchisees. We have also established impactful relationships with community-based organizations around the world, which help provide us with direct insights into issues and challenges facing our communities—where franchisees are both neighbors and business owners. Our community strategies include community support and crisis response (such as our partnerships with the Red Cross and The Chicago Community Trust), volunteerism (including our Global Volunteer Program), our Youth Opportunity Program (through which we have committed to reducing barriers to employment for two million young people) and the donation of food and supplies.

Ronald McDonald House Charities®. Through a network of over 260 chapters in 62 countries and regions, Ronald McDonald House Charities® ("***RMHC***") helps families stay together near world-class care facilities when a child is sick or injured. Our franchisees, employees, suppliers and customers have supported RMHC since 1974.

Recent Highlights

- Invested in 40 Chicagoland neighborhood organizations through our newly launched Chicago Community Impact Grants Program, developed in partnership with The Chicago Community Trust
- Supported approximately 1.3 million young people with training programs and job opportunities since launching our Youth Opportunity Program in 2018
- Partnered with the Obama Foundation to support the Obama Presidential Center in our shared hometown, as well as its global programming and local Chicago initiatives, by making a two-year, $5 million commitment
- Established a partnership with the National Museum of the American Latino at the Smithsonian with a $1 million commitment
- Joined the American Red Cross Annual Disaster Giving Program (ADGP) to proactively support U.S. and global disaster relief efforts with an annual pledge of $1 million; this contribution helps to ensure we are supporting the needs of emerging disasters, even before they occur
- Together with our developmental licensee partner in Turkey, donated $1 million in 2023 to support relief efforts, and provided free meals to victims, following devastating earthquakes in the region
- Donated $5 million to our Employee Assistance Fund and support relief efforts led by the International Red Cross in response to the war in Ukraine and resulting humanitarian crisis in Europe
- Continued the five-year, $100 million commitment to RMHC that we set in 2020 to help RMHC continue increasing access to quality healthcare for children around the world
- Held our first Global Volunteer Month in September 2022, during which it is estimated that 16,700+ hours were spent giving back to local communities around the world

Shareholder Engagement

We understand the importance of engaging with our shareholders and are committed to regularly discussing their perspectives on significant issues. Our Board and management team have developed a robust shareholder engagement program, highlights of which are described under "Shareholder Engagement" on page 10. In addition, the following graphic illustrates elements of our shareholder outreach and engagement, with a specific focus on activities that take place before, during and after our Annual Shareholders' Meeting:

Q1 ▸ Q2 Before Annual Shareholders' Meeting

- Offer discussions with shareholder proposal proponents
- Engage with stakeholders, seeking feedback on matters presented for their consideration
- Report on engagement to Governance Committee

Q2 Annual Shareholders' Meeting

- Publish Proxy Statement and Annual Report
- Engage with stakeholders in attendance at the meeting
- Receive voting results

Q3 After Annual Shareholders' Meeting

- Discuss voting results from the meeting in light of policies and practices, as well as stakeholder feedback, and determine if any follow-up actions are appropriate
- Consider discussion topics for off-season engagement with stakeholders
- Review corporate governance trends, regulatory developments, and our corporate governance documents, policies and practices

Q4 ▸ Q1 Off-Season Engagement & Evaluation of Practices

- Engage with stakeholders to better understand their viewpoints and inform Board and management discussions
- Attend and participate in investor and governance-related events to learn about emerging trends and further engage with stakeholders
- Evaluate potential changes to policies and practices in light of feedback received from stakeholders and review of practices

Board's Response to Shareholder Proposals

As discussed under "Shareholder Engagement" on page 47, accountability to our shareholders is an important component of our success. Following each Annual Shareholders' Meeting, our Governance Committee analyzes the voting outcomes for shareholder proposals and, together with other Committees, as appropriate, considers proposed courses thereof.

At our 2022 Annual Shareholders' Meeting:

- An advisory shareholder proposal requesting a third-party audit of the impact of our policies and practices on the civil rights of stakeholders received the support of approximately 55% of shares voted. Following the vote, we engaged Wilmer Cutler Pickering Hale and Dorr LLP ("***WilmerHale***"), a law firm with substantial civil rights expertise, to conduct the audit. We also engaged with our shareholders, including the shareholder proponent, to discuss the parameters of the audit. We expect WilmerHale to complete its work in 2023, and we plan to share a public report following the conclusion of the audit.
- An advisory shareholder proposal requesting that we modify our shareholders' existing ability to call special meetings received the support of approximately 43% of shares voted. While the majority of our shareholders rejected the proposal (for the third time in the past six years), our Board and Governance Committee carefully considered the voting results and continued to seek investor feedback, as they have done in prior years. We continue to believe our shareholders have an effective suite of rights to express their views, effect change between Annual Shareholders' Meetings and ensure Board accountability. The failure of this proposal to receive majority support year after year demonstrates that the majority of our shareholders continue to support our existing governance practices.
- An advisory shareholder proposal requesting that we issue a report on reducing plastics use received the support of approximately 42% of shares voted. Even though the majority of our shareholders rejected the proposal, we recognize this is an area of increasing concern for stakeholders and have begun developing a report on the feasibility of reusable packaging and its impact on plastic usage and the environment. We expect to publicly release the report in 2024.
- An advisory shareholder proposal requesting that we issue an annual report on our lobbying activities and expenditures received the support of approximately 35% of shares voted. While the majority of our shareholders rejected the proposal, our Board, together with our Governance and Public Policy & Strategy Committees, carefully considered the voting results and continued to seek investor feedback. We continue to believe our policies and disclosures in this area, which have led to our being recognized for political transparency and accountability, are robust, and that the failure of this proposal to receive majority support demonstrates that the majority of our shareholders support our existing disclosure practices.

Other Governance Policies & Principles

Corporate Governance Principles

Our Governance Committee regularly reviews our Corporate Governance Principles and other governing documents and policies to confirm their appropriateness in light of our current and expected long-term circumstances, as well as evolving practices. Our Corporate Governance Principles are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html.*

Outside Board Service

It is expected that, before accepting an offer to serve on another public company board, a Director will consider whether that service will compromise his or her ability to perform his or her present responsibilities to our Company. Our Board has a policy providing that Directors may not serve on more than three public company boards (in addition to our Board). Our CEO and other management Directors, if any, may only serve on one public company board (in addition to our Board). Moreover, in the event of any scheduling conflict between our Board and any other board that a Director may subsequently join, such Director will commit to prioritizing his or her attendance obligations with our Board. Prior to

accepting an invitation to serve on another public company board, each independent Director is required to provide notice to our Corporate Secretary, Chairman and Governance Committee Chair, and to obtain the consent of our Chairman and Governance Committee Chair. If an independent Director does not provide such notice, he or she will offer to submit his or her resignation from our Board to our Governance Committee Chair, and our Governance Committee will then determine whether to accept or reject such offer. Our Governance Committee reviews our policy on outside Board service as part of its annual review of our Corporate Governance Principles and recommends to our Board any appropriate changes.

Codes of Conduct

Each year, our Directors must confirm that they have read and will comply with our Code of Conduct for the Board of Directors. Our employees, including executive officers, are subject to our Standards of Business Conduct. These documents are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html*. If we make certain amendments to these documents (other than technical, administrative or other non-substantive amendments), or grant certain waivers, including an implicit waiver, from a provision thereof to our CEO, CFO, chief operating officer, chief accounting officer or controller (or persons performing similar functions), we will disclose the nature of such amendment or waiver, its effective date and to whom it applies on our website or in a Current Report on Form 8-K filed with the SEC.

Meeting Attendance

Pursuant to our Corporate Governance Principles, Directors are expected to attend all or substantially all meetings of our Board and the Committees on which they serve, as well as our Annual Shareholders' Meeting. Our Board met nine times in 2022, and our Committees met the number of times set forth on pages 37–39.

On average, our Directors attended 99% of the total number of meetings of our Board and the respective Committees on which they served in 2022, meaning each Director attended at least 75% of such meetings. In addition, all then-serving Directors attended our virtual 2022 Annual Shareholders' Meeting.

Executive Sessions

Independent Directors meet regularly in executive sessions without management present. An executive session is typically scheduled immediately before or after each regular Board meeting. Our Chairman presides at such executive sessions, except in such matters as may involve his re-election or compensation, or our Board's leadership structure, in which case our Governance Committee Chair presides. Executive sessions are also regularly scheduled in connection with Committee meetings, other than our Executive Committee, throughout the year.

Director Orientation & Continuing Education

Upon joining our Board, Directors participate in an orientation that includes introductions to members of our senior leadership team and provides information about our operations, performance, strategic plans and corporate governance practices. In addition, members of senior leadership and other speakers are periodically invited to attend portions of Board and Committee meetings to provide updates on business and general industry trends, as well as governance, regulatory, legal and financial matters.

Directors are encouraged to participate in continuing education programs to stay informed of developments in corporate governance and issues relating to the operation of public company boards. Directors also conduct periodic visits to our restaurants and, of course, are McDonald's customers. For more information on how Directors oversee and remain informed on Company strategy, see "Strategy Oversight" on page 42.

Communications With Our Board

Persons wishing to communicate with our Directors, individually or as a group, may do so by emailing *bod@us.mcd.com*. Under our Board's policy for public communications addressed to our Board, our Corporate Secretary reviews correspondence, forwards correspondence addressed to an individual Director to that Director, and screens correspondence addressed to multiple Directors or our full Board in order to forward it to the most appropriate person. Communications relating to our accounting, internal accounting controls or auditing matters are referred to our Audit & Finance Committee Chair, while certain communications that are unrelated to the duties and responsibilities of our Board (*e.g.*, business solicitations, junk mail, mass mailings and employment inquiries) are excluded.

Director Compensation

Non-management Directors are compensated for their service on our Board, as described below. Directors who are also Company employees do not receive any compensation for their service as Director.

Our Governance Committee annually evaluates the compensation of Directors. Consistent with this practice, in July 2022, our Board's independent compensation consulting firm at the time, Frederic W. Cook & Co., Inc. ("***FW Cook***"), performed a comprehensive review of our non-management Director compensation, including benchmarking director compensation at peer and similarly sized companies, using the same peer group as is used for executive compensation review and described under "Compensation Discussion and Analysis" beginning on page 53. Informed by the results of this review, our Governance Committee recommended, and our Board approved, a 5% increase in annual Director compensation in the form of a $15,000 increase to the annual common stock equivalent benefit, to be effective July 28, 2022. No other changes were made to our Director compensation program.

Our Director compensation consists of: (i) an annual cash retainer of $115,000; (ii) an annual grant of common stock equivalent units with a value of $200,000 under our Board of Directors' Deferred Compensation Plan (the "***Directors' Plan***"); (iii) an annual cash retainer of $30,000 for our Audit & Finance Committee Chair; and (iv) an annual cash retainer of $25,000 for the Chairs of our Compensation, Governance, Public Policy & Strategy, and Sustainability & Corporate Responsibility Committees. We also match up to $10,000 of charitable contributions made annually by Directors to certain types of tax-exempt organizations.

In recognition of his leadership as our independent Chairman, our disinterested Directors awarded Enrique Hernandez, Jr. an additional $250,000 cash retainer and restricted stock units ("***RSUs***") with a targeted grant date fair value of $250,000 in 2022. The amount of compensation for Mr. Hernandez's service as our independent Chairman has remained unchanged since 2016 and was set at a level to reflect the significance of such role at our Company, particularly through times of business turnaround and growth, as well as his qualifications. The RSUs awarded to Mr. Hernandez are payable in either shares of our common stock or cash, at our discretion, and are scheduled to vest on the later of his retirement from our Board or the first anniversary of the grant date.

Common stock equivalent units granted to Directors are credited to an account in the Directors' Plan that reflects the gains, losses and dividends associated with a notional investment in our common stock. In addition, Directors may elect to defer all or a portion of their cash retainers in the form of additional common stock equivalent units under the Directors' Plan. Common stock equivalent units so credited are based on a per-share price equal to the closing price of our common stock on the date the units are credited. Amounts credited are deferred until a specified payment date as determined by the Director upon making such irrevocable election, and in accordance with the Directors' Plan. A Director may elect that all or a portion of the credited common stock equivalent units be paid in a lump sum or equal annual installments over a period of up to 15 years, beginning after retirement from our Board. In the event of death, amounts are paid in a lump sum. All amounts paid from the Directors' Plan are paid in cash.

The following table summarizes the compensation received by each non-management Director who served in 2022:

NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
Anthony Capuano[4]	28,750	50,411	10,600	89,761
Kareem Daniel[4]	28,750	50,411	10,600	89,761
Lloyd Dean	115,000	191,452	10,600	317,052
Robert Eckert	137,894	191,452	10,600	339,946
Catherine Engelbert	117,527	191,452	10,600	319,579
Margaret Georgiadis	115,000	191,452	10,600	317,052
Enrique Hernandez, Jr.	365,000	441,452	10,600	817,052
Richard Lenny	140,000	191,452	10,600	342,052
John Mulligan	144,579	191,452	10,600	346,631
Sheila Penrose[5]	105,000	141,041	10,600	256,641
John Rogers, Jr.	115,000	191,452	10,600	317,052
Jennifer Taubert[4]	28,750	50,411	10,600	89,761
Paul Walsh	117,106	191,452	10,600	319,158
Amy Weaver[4]	28,750	50,411	10,600	89,761
Miles White	140,000	191,452	10,600	342,052

(1) As described above, Directors may defer all or a portion of their retainer earned in the form of additional common stock equivalent units under the Directors' Plan.

(2) These amounts represent the aggregate grant date fair value of common stock equivalent units computed in accordance with ASC 718 that were granted to each Director who served during 2022. As discussed above, this also includes 1,008 RSUs, with an aggregate grant date fair value of $250,000, granted to Mr. Hernandez in 2022 in connection with his service as Chairman.

(3) Represents our matching gifts of charitable contributions to tax-exempt organizations for participating Directors that were received in 2022 and a McDonald's gift card provided to Directors as prepayment for their food and beverage expenses at McDonald's restaurants.

(4) Mr. Capuano, Mr. Daniel, Ms. Taubert and Ms. Weaver, who joined our Board on October 1, 2022, received prorated compensation to reflect their service in 2022.

(5) Ms. Penrose, who retired from our Board on September 30, 2022, received prorated compensation to reflect her service in 2022.

Cumulative Outstanding Stock Awards as of December 31, 2022

NAME	OUTSTANDING STOCK AWARDS
Anthony Capuano	300
Kareem Daniel	191
Lloyd Dean	11,218
Robert Eckert	65,793
Catherine Engelbert	2,405
Margaret Georgiadis	8,244
Enrique Hernandez, Jr.	99,340
Richard Lenny	39,471
John Mulligan	7,521
Sheila Penrose[1]	30,541
John Rogers, Jr.	63,383
Jennifer Taubert	300
Paul Walsh	3,854
Amy Weaver	191
Miles White	19,765

(1) Ms. Penrose retired from our Board on September 30, 2022; the amount shown is as of that date.

PROPOSAL 2

Advisory Vote to Approve Executive Compensation

Our Board unanimously recommends that you vote "FOR" Proposal 2.

Pursuant to Section 14A of the Exchange Act of 1934, as amended (the "***Exchange Act***"), we are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers for 2022, including the Compensation Discussion and Analysis (the "***CD&A***"), compensation tables and related material disclosed in this Proxy Statement.

As fully described in the CD&A, our executive compensation program is guided by the following long-standing principles: (i) pay for performance; (ii) drive business results with a focus on creating long-term shareholder value; and (iii) pay competitively. Our executives' compensation opportunities are predominantly performance-based. Our Compensation Committee has established financial performance targets designed to be challenging, and payouts under our incentive plans can vary significantly based on Company performance.

We delivered exceptional growth throughout 2022 despite macroeconomic challenges and volatility in nearly every corner of the world. Our ongoing momentum produced a global comparable sales increase of 10.9% and a global comparable guest counts increase of 5.0% over 2021. These results highlight our continued business momentum, building upon the significant growth in 2021. This strong multi-year performance demonstrates the success of our *Accelerating the Arches* growth strategy and is a testament to the competitive advantage of our System.

Our broad-based momentum produced strong 2022 Systemwide sales and operating income performance resulting in a Corporate Short-Term Incentive Plan ("***STIP***") payout factor for named executive officers ("***NEOs***") of 153.7% (inclusive of both financial and human capital metrics). Further, this ongoing momentum produced strong, multi-year performance, resulting in a 153.7% payout factor for the performance-based restricted stock units ("***PRSUs***") awarded to our executives in 2020. Our Compensation Committee's commitment to align payouts with Company performance over different time periods has helped to drive long-term value creation for our shareholders.

For the reasons expressed above and discussed in more detail in the CD&A, our Board believes that our executive compensation program effectively motivates strong performance while balancing risk, thereby aligning the interests of our executives with those of our shareholders.

Although this vote is advisory and non-binding, our Compensation Committee and Board value the opinions of shareholders and will consider the outcome of the vote, along with our ongoing dialogue with shareholders and other relevant factors, when considering future executive compensation decisions.

We currently hold our advisory vote on executive compensation annually, and the next such vote is expected to occur at our 2024 Annual Shareholders' Meeting.

Compensation Committee Report

Our Compensation Committee (the "***Committee***") has reviewed and discussed the CD&A with management. Based on this review and discussion, the Committee recommended to our Board that the CD&A be included in this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

The Compensation Committee

Richard Lenny, Chair
Anthony Capuano
Kareem Daniel
Lloyd Dean
Jennifer Taubert

Compensation Discussion and Analysis

This CD&A describes our executive compensation program and provides insights into the Committee's process and rationale for reviewing and implementing such program. To enable easier navigation, we have organized the disclosure into the following sections:

Table of Contents

1. Our 2022 Year in Review

Business Performance

The Company delivered exceptional growth throughout 2022 despite macroeconomic challenges and volatility in nearly every corner of the world. The Company's ongoing momentum produced a global comparable sales increase of 10.9% over 2021 and a 5.0% increase in global comparable guest counts. These results highlight our continued business momentum, building upon the significant growth in 2021. This strong multi-year performance demonstrates the success of our *Accelerating the Arches* growth strategy and is a testament to the competitive advantage of the McDonald's System.

Compensation

Our broad-based momentum produced strong 2022 Systemwide sales and operating income performance resulting in a Corporate STIP payout factor for NEOS of 153.7% (inclusive of both financial and human capital metrics). Further, this ongoing momentum produced strong, multi-year performance, resulting in a 153.7% payout factor for the PRSUs awarded to our executives in 2020. The Committee ensures the alignment of both short- and long-term incentive metrics with the Company's strategy. This principle has helped to drive long-term value creation for our shareholders.

As described in further detail below, the Committee's focus on establishing a pay-for-performance culture is illustrated in the following graphics highlighting the significant variance in STIP and PRSU payouts that align with our business results over the last three years.


Historical STIP Payouts*
STIP Corporate Payout Factor
200%
150%
100%
50%
0%
185%
154%
0%
60%
40%
20%
0%
-20%
-40%
Annual Operating Income Growth Rate**
2020
2021
2022
STIP Corporate Payout Factor
Annual Operating Income Growth Rate**


Historical PRSU Payouts*
PRSU Payout Factor
200%
150%
100%
50%
0%
154%
67%
0%
10%
8%
5%
3%
0%
3-Year Average Annual EPS Growth**
2018-2020
2019-2021
2020-2022
PRSU Payout
3-Year Average Annual EPS Growth

* STIP and PRSU awards each include multiple performance metrics each year. These graphics include operating income and three-year average annual earnings per share ("***EPS***") growth for our PRSU awards as those are the primary financial metrics in each respective plan.

** Operating income and three-year average annual EPS growth results reflect adjusted results for purposes of determining payouts. For more information on the Company's guidelines to adjustments generally and details on the 2022 STIP adjustments, see page 65.

For more detailed information on our incentive plans and the calculation of our payout factors, see "Performance-Based Compensation Metrics" and "2022 Direct Compensation Elements" beginning on pages 59 and 60, respectively.

2. Named Executive Officers

Our NEOs for 2022 are listed below:

Christopher Kempczinski
President and Chief Executive Officer (“***CEO***”)

Ian Borden
Executive Vice President and Chief Financial Officer (“***CFO***”)

Kevin Ozan*
Senior Executive Vice President, Strategic Initiatives and Former CFO

Joseph Erlinger
President, McDonald’s USA

Desiree Ralls-Morrison
Executive Vice President, Chief Legal Officer and Corporate Secretary

Brian Rice
Executive Vice President, Global Chief Information Officer

* Mr. Ozan resigned from his role as Executive Vice President and CFO, effective September 1, 2022, and assumed the newly created role of Senior Executive Vice President, Strategic Initiatives.

3. Compensation Guiding Principles

The Company follows three long-standing principles in designing our executive compensation program: (i) pay for performance; (ii) drive business results with a focus on creating long-term shareholder value; and (iii) pay competitively. These principles drive the design, operation and risk profile of our compensation program.

Throughout the year, management engages in dialogue with a significant portion of our shareholders on a variety of topics, including our executive compensation program (for more details, see “Proxy Summary” beginning on page 8). The Committee considers feedback received through these direct discussions with investors, and prior “Say-on-Pay” results. In 2022, the Company received approximately 91% approval of our “Say on Pay” vote. The Committee considered the voting results and determined that our compensation guiding principles and compensation elements continued to be appropriate and did not make any changes to our executive compensation program in response to the 2022 “Say-on-Pay” vote.

91%

Strong support for our executive compensation program at our 2022 Annual Shareholders’ Meeting.

First Principle: Pay for Performance

Our executives’ compensation opportunity is predominantly performance-based. As shown in the following graphic, 91% of our CEO’s target total direct compensation opportunity for 2022 was performance-based. For our NEOs other than Mr. Kempczinski, approximately 82% of the target total direct compensation opportunity for 2022 was performance-based (excluding a one-time sign-on bonus and certain time-based equity awards for Mr. Rice in connection with his hire from outside the Company, as more fully described under “New Hire Compensation” on page 67).

Our incentive plans are based on a variety of strategic financial metrics that are aligned with our key measures of long-term sustainable growth. In addition, the STIP includes quantitative human capital metrics that reinforce the importance of our values and hold executives accountable for making progress on DEI goals. The Committee establishes performance targets designed to be challenging, and payouts under our incentive plans can vary significantly based on performance.

Key 2022 Metrics

STIP	PRSUs
Operating income growth	Earnings per share (EPS) growth
Systemwide Sales growth	Return on Invested Capital (ROIC)
Human Capital Metrics	Total Shareholder Return (TSR)

* This chart represents our CEO’s target total direct compensation for 2022, using his salary, target STIP payout and ASC 718 values for equity awards granted in 2022.


17%
9%
37%
37%

91%
of CEO’s total target direct compensation opportunity is performance-based*

- Salary
- STIP
- Options
- PRSUs

Second Principle: Drive Business Results & Long-Term Value Creation

While we believe it is important to reward success against short-term goals, our overall focus is on driving long-term shareholder value. The Committee regularly considers how our compensation program supports our current business strategy, as described below. In order to motivate long-term value creation, we have generally delivered approximately 75% of our CEO's compensation opportunity in the form of equity awards that vest over several years.

Third Principle: Pay Competitively

Our compensation program is designed to attract, motivate and retain talented executives critical to our success. The Committee monitors the compensation practices of our peer group of companies with which we compete for talent. Additionally, the Committee considers internal pay equity, as described below, when making executive compensation decisions.

4. Aligning Compensation with Business Strategy

Philosophy

The Committee annually reviews our executive compensation program to evaluate whether the program and performance metrics are designed to support our business strategy. As part of this review, the Committee may modify the design and/or performance metrics to reflect the most significant priorities of our business strategy in a given year.

2022 STIP Awards

For 2022, the Committee determined that our executive compensation program was effective in motivating our executives to drive our business strategy. Therefore, the Committee retained the same metrics and weightings for the STIP as were used in 2021. In order to further drive progress on our DEI priorities, the Committee introduced an additional quantitative performance modifier in the STIP that is focused on expanding and diversifying our franchisee pipeline. This modifier is only applicable to business leaders with oversight of this process, including Messrs. Borden (prior to his promotion) and Erlinger. In order to benefit from this modifier, Messrs. Borden and Erlinger needed to achieve a diverse franchisee recruitment target that represented a significant increase in the number of new registered applicants in the franchisee pipeline for their respective business segments.

2023 STIP Design

The 2023 STIP design is generally consistent with 2022 and includes targeted enhancements that are closely aligned with the Company's refreshed strategic priorities. The Committee retained operating income and Systemwide sales as core metrics and added new restaurant openings as a core metric to increase the focus on this important growth driver. In addition, our human capital metrics have been streamlined to focus executives on increasing the representation of women and underrepresented minorities in leadership roles. Further, the modifier focused on the franchisee pipeline will evolve to measure the number of franchisee applicants converted into new restaurant owners. We believe this combination of metrics reflects the appropriate balance of driving both top- and bottom-line growth and motivating leaders to achieve key business objectives that are critical to our strategy.

The following pie charts illustrate the changes made to our STIP program from 2022 to 2023 to more closely align with the Company's refreshed strategic priorities.


15%
42.5%
2022 STIP METRICS
42.5%
15%
15%
2023 STIP METRICS
40%
30%
Operating Income Growth
Systemwide Sales Growth
New Restaurant Openings
Human Capital Metrics

2022 & 2023 PRSU Awards

The Committee has maintained the same design for PRSU awards in 2023 as the Committee believes the program appropriately motivates executives to drive long-term shareholder value. Refer to "Long-Term Incentive Compensation" on page 63 for more information on the details of our PRSU awards.

5. Compensation Setting Process

The Committee reviews our overall executive compensation program to evaluate whether it remains aligned with current business objectives and evolving best practices. The following highlights the Committee's annual review process.

Number of meetings: 4 throughout 2022 **Agendas:** Determined by the Committee Chair with the assistance of members of management (including our Chief People Officer) **Attendees:** The Committee, members of management (including our Chief People Officer), representatives from the Committee's independent compensation consultant and, when appropriate, other external professional advisors	**Input from our compensation consultant**	The Committee's independent compensation consultant reviews and provides input on overall compensation design and NEO target compensation opportunities.
	Other considerations	The Committee considers peer data and market benchmarking pay data obtained from various sources.
	Role of management	Management provides the Committee with its perspectives on compensation matters. No member of management is involved in decisions regarding their own compensation.

The Committee Chair regularly reports to our Board following Committee meetings. Further, the Committee Chair, along with our independent Chairman, lead the independent directors in the evaluation of our CEO's performance. Based upon the results of this performance evaluation and informed by input from the Committee's independent compensation consultant, the Committee reviews and approves CEO compensation.

Internal Pay Equity

The Committee considers the following in determining our executives' direct compensation opportunities: competitive pay levels; relative scope of responsibilities; individual performance; tenure in position; and the effect on our general and administrative expenses. In addition, as circumstances warrant, we may provide compensation to executives outside of our regular compensation structure in connection with their hiring, promotion or retention (see "New Hire Compensation" below for more information related to sign-on awards received by Mr. Rice). This permits us to meet specific business objectives without distorting pay equity. In line with our core values, our global pay principles emphasize the importance of compensation that is competitive, non-discriminatory, performance-based, transparent and compliant with legal and regulatory standards.

Independent Compensation Consultant

The Committee has the sole authority to retain and dismiss an independent compensation consultant. Until August 2022, the Committee engaged FW Cook as its consultant. In August 2022, the Committee engaged Semler Brossy Consulting Group LLC ("***Semler Brossy***") as its independent compensation consultant. Consistent with its Charter, the Committee regularly considers its compensation consultant's independence. In late 2021 and August 2022, the Committee concluded that FW Cook and Semler Brossy, respectively, are each independent and that their work for the Committee did not raise any conflicts of interest. Management may not engage the Committee's consultant for any purpose.

Peer Companies

Consistent with our goal of providing competitive compensation to motivate and retain executive talent, we review total direct compensation compared to levels at peer companies that we believe best reflect our business. When we set executive compensation targets, we use the market median for each compensation element as a reference point; however, we do not specifically target any element of compensation at a particular percentile.

Annually, based on input from its independent compensation consultant and management, the Committee selects a peer group comprised of companies with which we compete for talent, including our direct competitors, major retailers, producers of consumer branded goods and companies with a significant global presence. In 2021, the Committee determined that the peer group for 2022 should be updated in light of our business strategy and the associated impact on our talent needs. As part of this analysis, the Committee reviewed the peer group through the following screens.

- Covered Industries: continued current related industries (restaurants and leisure, retail, consumer products and food and beverage) and added technology as a result of the importance of digital capabilities in our growth strategy.
- Size: focused on peers that fall within the general size parameters, specifically companies with revenue and a market cap in the range of 0.25 to four times those of our Company.
- Strategic Criteria: iconic global brand, global business and talent market competitor.

The Committee's analysis yielded a smaller peer group of 16 companies for 2022. This group reflects 14 companies that were part of our 2021 peer group, the addition of two technology companies and the removal of eight companies who were viewed as less relevant using the above screens. The graphic to the right illustrates the specific changes to our peer group for 2022.

Companies Added to Peer Group:

Mastercard Incorporated

Visa Inc.

Companies Removed From Peer Group:

3M Company

Best Buy Co., Inc.

Carnival Corporation

FedEx Corporation

General Mills, Inc.

Kellogg Company

Kimberly Clark

Lowe's Companies, Inc.

The following table sets forth our 2022 peer group as well as a graphic that compares the market capitalization of these companies to McDonald's.

The Coca-Cola Company	PepsiCo, Inc.
Colgate Palmolive Company	The Procter & Gamble Company
Johnson & Johnson	Starbucks Corporation
The Kraft-Heinz Company	Target Corporation
Marriott International, Inc.	Visa Inc.
Mastercard Incorporated	Walgreens-Boots Alliance, Inc.
Mondelēz International, Inc.	Wal-Mart Inc.
NIKE, Inc.	Yum! Brands Inc.

Market Capitalization
(12/31/22)



Highest
$450B
McDonald's
$200B
Median
$92B
Lowest
$22B

6. Performance-Based Compensation Metrics

Our 2022 compensation program included both annual and long-term incentive awards, based on objective performance metrics (both absolute and relative), as well as our stock price performance, as reflected in the following graphic:



STIP*

42.5%	**Operating Income Growth**
42.5%	**Systemwide Sales Growth**
15%	**Human Capital Metrics**



PRSUs

75%	**EPS Growth**
25%	**ROIC**
+/- 25 points	**Relative and Absolute TSR**



Stock Options

100%	**Share Price Increase**

- ✓ The Committee takes a holistic approach to establishing performance targets under our incentive compensation plans.
- ✓ The Committee recognizes the importance of achieving an appropriate balance between rewarding executives for strong performance over both the short- and long-term and establishing motivating but rigorous targets.
- ✓ The Committee focuses on the need to motivate and retain executives, without encouraging excessive risk taking.
- ✓ In setting these objective performance targets, the Committee considers our financial objectives and the economic, industry and competitive environments.

* A 15% performance modifier was introduced in 2022 that is focused on expanding and diversifying our franchisee pipeline (applicable to Messrs. Borden and Erlinger only).

Incentive Awards – 2022 Payouts

The Committee established targets that were designed to be rigorous and closely aligned with our business plans. As a result of strong top- and bottom-line financial results across the world, the Company achieved an above-target payout factor with a Corporate STIP of 153.7% (inclusive of both financial and human capital metrics). Due to strong performance during the 2020–2022 performance period, the PRSUs that vested in early 2023 paid out above target at 153.7% despite the impact of the COVID-19 pandemic on our 2020 performance. See "Short-Term Cash Incentive (STIP)" on page 61 and "Long-Term Incentive Compensation" on page 63 for more information on the payouts with respect to these awards.

The following graphics highlight our results against the performance targets established for the key financial metrics in our incentive plans.

2022 STIP PERFORMANCE VS TARGETS


SYSTEMWIDE SALES
Threshold
Target
Actual Result
Maximum
0%
8-9%
13%
15%
OPERATING INCOME GROWTH
Threshold
Target
Actual Result
Maximum
0%
9-11%
14%
19%

2020–2022 PRSUS VS TARGETS


3-YEAR AVERAGE ANNUAL EPS GROWTH
Threshold
Target
Actual Result
Maximum
3%
8%
10%
12%
RETURN ON INCREMENTAL INVESTED CAPITAL ("ROIIC")
Threshold
Target/Maximum
Actual Result
15%
25%
32%

7. 2022 Direct Compensation Elements

Annual Compensation

Base Salary

To maintain competitiveness and internal pay equity, the Committee considers market competitiveness, scope of responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses. In early 2022, the Committee approved increases to the base salaries for some NEOs to reflect their performance for the prior year and align their compensation relative to comparable roles within our peer group. In connection with Mr. Borden's promotion to the role of CFO and to align his compensation with the competitive market for such role, the Committee approved an additional increase to his base salary. In determining Mr. Rice's base salary upon his hire in 2022, the Committee considered the compensation for Chief Information Officers in our peer group, as well as internal pay equity.

NAMED EXECUTIVE OFFICER	2021 SALARY($)	2022 SALARY*($)
Christopher Kempczinski	1,313,000	1,380,000
Ian Borden**	815,000	900,000
Kevin Ozan	910,000	940,000
Joseph Erlinger	815,000	840,000
Desiree Ralls-Morrison	800,000	800,000
Brian Rice	N/A***	700,000

* Each effective March 1, 2022, except Mr. Borden's increase in connection with his promotion to CFO, which was effective September 1, 2022.

** Prior to his promotion to CFO, Mr. Borden was paid in Canadian dollars ("***CAD***"), with a salary of CAD 1,045,000 for 2021 and CAD 1,075,000 for 2022.

*** Mr. Rice commenced employment with the Company in August 2022.

Short-Term Cash Incentive (STIP)

For 2022, the STIP design was aligned with *Accelerating the Arches* and rewarded growth in Systemwide sales, operating income and performance against quantitative human capital metrics. Systemwide sales is an important metric in a franchise business, as income generation is closely correlated to sales growth and is a measure of the financial health of our franchisees. Operating income growth requires us to balance increases in revenue with financial discipline to produce strong margins and cash flow. Human capital metrics reinforce our values and hold executives accountable for making progress on DEI goals.


15%
42.5%
42.5%
2022 STIP METRICS
Operating Income Growth
Systemwide Sales Growth
Human Capital Metrics

In light of the continuing uncertainty in the global economic environment due to the pandemic, the Committee established a target performance range for both Systemwide sales growth and operating income growth. The chart below provides the Systemwide sales and operating income growth necessary to achieve threshold, target and maximum payouts under the 2022 STIP for the Corporate segment:

2022*	THRESHOLD	TARGET**	MAXIMUM
Systemwide sales growth	0%	8%-9%	15%
Comparable operating income growth	0%	9%-11%	19%

* Payout percentage interpolated for results that fall between each of the performance levels specifically identified.

** Achievement of any performance level in the range would have resulted in a target payout.

In order to further drive progress on our DEI priorities, the Committee introduced an additional quantitative performance modifier in the STIP that is focused on expanding and diversifying our franchisee pipeline. This modifier is only applicable to business leaders with oversight of this process, including Messrs. Borden (prior to his promotion) and Erlinger. In order to benefit from this modifier, Messrs. Borden and Erlinger needed to achieve a franchisee recruitment target that represented a significant increase in the number of new registered applicants in the franchisee pipeline for their respective business segments. STIP payouts for Segment Presidents could be increased by up to 15% (subject to a maximum payout of 200% of target) based on the achievement of this quantitative performance metric.

Performance vs. 2022 STIP Target

The following table shows the Systemwide sales and operating income targets and results under 2022 STIP for each of the segments, including Corporate, U.S., International Operated Markets ("***IOM***") and International Developmental Licensed Markets ("***IDL***"). STIP payouts are capped at 200% of the target award.

	SYSTEMWIDE SALES ("*SWS*") (42.5% WEIGHTING)				OPERATING INCOME ("*OI*")* (42.5% WEIGHTING)			
	TARGET SWS** ($B)	TARGET 2022 SWS GROWTH OVER 2021** (%)	2022 SWS ($B)	2022 SWS GROWTH OVER 2021 (%)	TARGET 2022 OI** ($B)	TARGET 2022 OI GROWTH OVER 2021** (%)	2022 ADJUSTED OI ($B)	2022 ADJUSTED OI GROWTH OVER 2021 (%)
Corporate	121.3-122.4	8-9	127.3	13	11.0–11.1	9-11	11.5	14
U.S.	47.8-48.2	4-5	48.7	6	4.9-5.0	5-6	5.1	8
IOM	43.7-44.1	11-12	46.1	16	5.7-5.8	12-14	6.2	20
IDL	29.8-30.1	11-12	32.5	21	1.5–1.6	12-13	1.7	22

* The 2022 operating income target and results above have been adjusted in accordance with the Committee's pre-established guidelines. See page 65 for further information on the Committee's guidelines as well as 2022 STIP adjustments.

** Under the payout curves, the Committee established a performance range or the achievement levels that would have resulted in a target payout for these goals.

With respect to human capital, the Committee established quantitative metrics to measure our performance. NEOs could earn five STIP points for each human capital metric achieved with achievement of three metrics corresponding to a target-level payout of 15 STIP points. In early 2023, the Committee reviewed our performance with respect to the quantitative human capital metrics under the 2022 STIP and determined that our NEOs earned ten STIP points (66.7% of target) by achieving two of the four human capital metrics.

Refer to the chart below for more details on these metrics and our achievement.

CATEGORY	METRIC	METRIC ACHIEVED	STIP POINTS
Values	Meet or exceed specified McDonald's Values Index* score	✓	5
Representation	Meet or exceed specified increase in global representation of women in senior director and above positions	✓	5
Representation	Meet or exceed specified increase in U.S. representation of underrepresented minorities in senior director and above positions	—	0
Inclusion	Meet or exceed specified McDonald's Inclusion Index* score	—	0
			Total STIP Points: 10 Performance factor: 66.7%

* Comprised of employee survey questions that measure the extent to which employees believe we are taking actions to support our values and produce an inclusive environment.

With respect to the new franchisee recruitment modifier applicable to Messrs. Borden and Erlinger's 2022 STIP payouts, the Committee established quantitative metrics to measure our performance with respect to the IOM segment for Mr. Borden and the U.S. segment for Mr. Erlinger. The Committee determined that target performance had been achieved with respect to both the IOM and U.S. segments, which increased the 2022 STIP payouts for Messrs. Borden and Erlinger by $98,864 and $138,600, respectively.

CATEGORY	METRIC	REGION	METRIC ACHIEVED	STIP POINTS
New Franchisee Recruitment	Meet or exceed specified increase in the number of diverse registered applicants entering the franchisee pipeline	IOM (Borden)	✓	10*
		US (Erlinger)	✓	15

* The impact of this modifier on Mr. Borden's STIP award was prorated to reflect the time he served as President, International.

Individual 2022 STIP Payouts

The 2022 STIP target and actual payouts for our NEOs are shown in the following table.

NAMED EXECUTIVE OFFICER	APPLICABLE TEAM FACTORS	PERFORMANCE FACTORS	TARGET 2022 STIP PAYMENT AS PERCENT OF SALARY (%)[1]	2022 TARGET STIP PAYOUT ($)	2022 STIP PAYOUT ($)[2]	2022 STIP PAYMENT AS PERCENT OF TARGET (%)[2]
Christopher Kempczinski[1]	Corporate (85%)	169	200	2,760,000	4,240,878	153.7
	Human Capital (15%)	66.7				
Ian Borden[3]	Corporate (42.6%)	169	113	1,020,082	1,807,170	177.2
	IOM (28.3%)	193.1				
	Human Capital (15%)	66.7				
	IDL (14.1%)	221.4				
Kevin Ozan	Corporate (85%)	169	120	1,128,000	1,733,229	153.7
	Human Capital (15%)	66.7				
Joseph Erlinger	U.S. (63.75%)	133	110	924,000	1,346,315	145.7
	Corporate (21.25%)	169				
	Human Capital (15%)	66.7				
Desiree Ralls-Morrison	Corporate (85%)	169	90	720,000	1,106,316	153.7
	Human Capital (15%)	66.7				
Brian Rice[4]	Corporate (85%)	169	33.7	188,712	289,966	153.7
	Human Capital (15%)	66.7				

(1) In 2022, the Committee increased the 2022 STIP target for Mr. Kempczinski (from 180% to 200% of base salary) to improve market competitiveness with respect to his role.

(2) The 2022 STIP Payout and 2022 STIP Payment as Percent of Target each include the successful achievement of the new franchisee recruitment modifier for each of Messrs. Borden and Erlinger, as further described in the Performance vs. 2022 STIP Target section starting on page 61.

(3) In connection with his promotion to CFO, Mr. Borden's 2022 STIP target was increased from 110% to 120% of base salary, effective September 1, 2022, with his 2022 STIP target pro-rated based on the target opportunity in effect during the year. The applicable team factors for Mr. Borden were updated to Corporate (85%) and Human Capital (15%), effective September 1, 2022. Prior to such date, the applicable team factors for Mr. Borden were IOM (42.5%), IDL (21.25%), Corporate (21.25%) and Human Capital (15%).

(4) Mr. Rice's 2022 STIP target was pro-rated based on his start date of August 31, 2022. His annualized STIP target for 2022 was 80% of his base salary.

Long-Term Incentive Compensation

Consistent with prior years, our long-term incentive compensation in 2022 consisted 50% of PRSUs and 50% of options. The Committee believes this mix of awards drives our pay-for-performance philosophy. Executives are motivated by PRSUs to achieve robust financial performance targets, and stock options focus executives on actions that create stockholder value over the long term.

Setting 2022 Equity Award Values

In an effort to maintain market competitiveness and internal pay equity, the Committee considers market practices, scope of responsibilities, individual performance, tenure in position, internal pay equity and the effect on our general and administrative expenses in setting equity award values. The target annual equity award values approved by the Committee for 2022 were significantly below the values approved for 2021 for Messrs. Kempczinski, Ozan, Borden and Erlinger, as the target grant values approved for 2021 were increased to energize and retain our most critical senior leaders, drive further growth and recognize their essential role in leading the business through a strong recovery from the impact of COVID-19.

The following table illustrates the 2021 and 2022 target annual equity award values for our NEOs. Ms. Ralls-Morrison commenced her employment with the Company after the annual equity grants for 2021 were approved but received a sign-on equity award consistent with the terms of the annual awards for other NEOs, which is reflected in the table.

Mr. Rice joined the Company in August 2022, and his 2022 equity awards are described below under "New Hire Compensation."

NAMED EXECUTIVE OFFICER	2021 AWARD VALUE ($)	2022 AWARD VALUE ($)
Christopher Kempczinski	14,000,000	11,500,000
Ian Borden	4,250,000	3,250,000
Kevin Ozan	7,000,000	4,300,000
Joseph Erlinger	4,500,000	3,500,000
Desiree Ralls-Morrison	2,250,000	2,400,000

Performance-Based Restricted Stock Units

Consistent with prior years, 50% of the target annual equity award values for our NEOs were granted in the form of PRSUs. PRSUs provide the right to receive a share of our common stock, subject to certain vesting requirements, and accrue dividend equivalent rights that are reinvested in additional PRSUs and earned in proportion to and only to the extent the underlying PRSUs vest. These awards also align the interests of our NEOs with those of our shareholders by delivering payouts in the form of our common stock.

PRSUs granted in 2022 will vest on the third anniversary of the grant date, subject to our achievement of two key financial metrics, EPS growth (weighted 75%) and ROIC (weighted 25%). The Committee incorporated the planned level of share repurchases in setting the EPS targets. The PRSUs are also subject to a modifier based on our relative TSR measured over the three-year performance period vs. the S&P 500 Index. The Committee believes this balanced set of metrics encourages executives to increase profitability and efficiently and effectively use capital, which will enhance shareholder value.

The PRSUs are also subject to a cap of 100% of target if our absolute TSR for the three-year performance period is negative, which further supports our commitment to ensuring that the interests of executives are aligned with those of our shareholders.

Maximum payout of PRSUs is limited to 200% of the target award (calculated as a cap of 175% of target based on EPS and ROIC results, subject to a modifier of up to an additional 25 percentage points based on our relative TSR vs. the S&P 500 Index over the performance period), plus any dividend equivalents earned on the PRSUs.

The chart below provides the three-year average annual EPS growth and ROIC necessary to achieve threshold, target and maximum payouts for the 2022–2024 PRSUs.

2022–2024*	THRESHOLD	TARGET	MAXIMUM
Three-Year Average Annual EPS growth	0.0%	8.5%	12.5%
Three-Year ROIC	15.0%	18.5%	23.0%

* Payout percentage interpolated for results that fall between each of the performance levels specifically identified.

CUMULATIVE TSR VS. S&P 500 INDEX MODIFIER*	
0 – 19th percentile	-25%
35th percentile	-12.5%
50th percentile	0%
65th percentile	+12.5%
80 – 100th percentile	+25%

* Payouts between 19th and 79th percentiles will be interpolated.

In 2020, the Committee granted PRSUs to our executives, which were subject to EPS, ROIIC and relative TSR performance metrics for the 2020–2022 performance period. Despite the challenges presented by the COVID-19 pandemic, both our EPS growth and ROIIC exceeded target performance levels and our TSR was at the 67th percentile compared to the S&P 500 Index, resulting in the PRSUs vesting at 153.7% of the target amount in early 2023. Although the targets for the 2020 PRSUs were set prior to the time when the Committee could have contemplated the impact of the COVID-19 pandemic,

consistent with our pay-for-performance philosophy, the Committee determined not to adjust the performance targets or performance outcomes resulting from the impact of COVID-19 with respect to the 2020 PRSUs.

In addition to the PRSUs awarded as part of the annual grant cycle, from time to time, a NEO may receive an RSU award as part of a new hire package or as a retention or promotional incentive. In 2022, Mr. Rice received grants of PRSUs and RSUs in connection with his hiring, as more fully described below under "New Hire Compensation."

Stock Options

The remaining 50% of the target annual equity award values for our NEOs were granted in the form of options. Options granted to our NEOs have an exercise price equal to the closing price of our common stock on the grant date, a term of ten years and vest ratably over four years, subject to continued service. Options provide value only if our share price increases, thereby closely aligning executive pay with shareholder interests. In addition to the options awarded as part of the annual grant cycle, from time to time, a NEO may receive options as part of a new hire package or as a retention or promotional incentive. In 2022, Mr. Rice received grants of options in connection with his hiring, as more fully described below under "New Hire Compensation."

8. Adjustments to Reported Results

In order to focus our executives on the fundamentals of our underlying business performance, certain adjustments that are not indicative of ongoing performance may be approved for purposes of incentive-based compensation. Our goal is to align incentive payouts with underlying business results that our investors use to measure performance, as opposed to allowing special gains or charges to have a significant impact on payouts.

The Committee considers potential adjustments pursuant to pre-established guidelines, including materiality, to provide consistency in how the Committee views the business. The following graphic illustrates the three categories ("strategic," "regulatory" and "external") of items the Committee may exclude from financial results for purposes of determining incentive payouts. In addition, the Committee excludes the effects of foreign currency translation (either positive or negative) for purposes of incentive payouts since changes in foreign exchange rates may cause our reported results to appear more or less favorable than business fundamentals indicate.

The Committee may approve adjustments to reflect events in the prior period and/or the results achieved during the applicable performance period to account for items not indicative of underlying performance, in STIP and/or PRSUs. Individual adjustments may have a positive or negative impact, and in any given year, aggregate adjustments may increase or decrease incentive payouts.

The humanitarian crisis caused by the war in Ukraine and the precipitating unpredictable operating environment led the Board of Directors to determine that continued ownership of the Company's Russian business was no longer tenable nor consistent with the Company's core values. Due to the Company's sale of its Russian business, the Company recorded a charge to write off its net investment in the market and recognized significant foreign currency translation losses. The Company also incurred costs as a result of the temporary closure of McDonald's restaurants in Ukraine, including costs related to the continuation of full employee salaries while restaurants remained closed. Consistent with its pre-established adjustment guidelines, the Committee adjusted the financial results for the purposes of determining incentive payouts so that employees were not impacted by events beyond their control. Refer to the following table for more details on the adjustments the Committee approved with respect to 2022 STIP awards.

2022 STIP Adjustments

	CATEGORY	ADJUSTMENTS	ADJUSTMENT TO OPERATING INCOME ($M)*	ADJUSTMENT TO SYSTEMWIDE SALES ($M)*
Strategic	Asset impairment and gains/losses related to strategic initiatives, including restructurings, acquisitions, divestitures and developmental licensee transactions	Excluded gains associated with divestment of our Dynamic Yield business	(271)	N/A
Regulatory	Changes in tax or accounting law or regulations	N/A	N/A	N/A
External	Extraordinary, unforeseeable events, such as natural disasters or the impact of social or political unrest that are outside of management's control	Excluded loss associated with the divestment of our Russia business	1,064	N/A
		Adjusted results to reflect target performance in Russia and Ukraine	677	2,151

* Pre-tax amounts in millions. The amounts in the table for each segment sum to the total adjustments identified below for the respective segment.

The following chart provides the net adjustment (other than for foreign currency translation), as described above, by segment, made to 2022 operating income and Systemwide sales for purposes of calculating STIP payouts. There were no impacts to the U.S. or International Developmental Licensed Markets (IDL) segments.

	Operating Income ($M)	Systemwide Sales ($M)
Corporate	1,470	2,151
International Operated Markets (IOM)	1,741	2,151

2020 PRSU Adjustments

In determining EPS and ROIIC results for 2020–2022 PRSU awards, the Committee adjusted performance consistent with the above pre-established guidelines, adjusting performance for the same items that applied to STIP awards for the respective performance years. In addition, the Committee adjusted performance to exclude the results of tax settlements in the U.S. and France. In the aggregate, the Committee's adjustments increased 2020–2022 PRSU payouts.

9. Other Compensation Elements

Retirement Savings Arrangements

We believe a competitive retirement program contributes to the recruitment and retention of top executive talent. We do not have any supplemental executive retirement plans. Our NEOs only participate in the same tax-qualified defined contribution retirement savings plan and non-tax-qualified deferred compensation retirement plan that are applicable to U.S.-based employees. Prior to his relocation to the U.S. in connection with his promotion, Mr. Borden participated in our Canadian retirement program.

Perquisites & Other Benefits

We provide certain limited perquisites to our NEOs, including a car allowance, financial planning, physical examination (which are also available for our NEOs' spouses), life insurance and matching charitable donations. Mr. Kempczinski is permitted to use our corporate aircraft for personal travel; however, we require full reimbursement of incremental costs associated with personal use of the aircraft once our costs reach a predetermined threshold. In certain circumstances, Mr. Kempczinski may permit other executives to use the aircraft for personal travel or to be joined by their spouses on the aircraft for business travel. The safety and security of our employees is a priority for our Company; accordingly, we provide risk-based executive security for select NEOs. We do not provide any tax gross-ups on the perquisites described above.

NEOs also participate in the broad-based benefit and welfare plans available to Company staff. We maintain a Global Assignment Policy, covering employees who temporarily relocate to another country but remain subject to their home country's terms of employment; a Localization Policy, covering employees who transition from a global assignment to local employment in another country; and domestic and international relocation Policies, covering employees who relocate in connection with their employment. These policies provide certain relocation and expatriate benefits, which are intended to equalize cost of living differences between the home and assignment country, as well as to facilitate the transition associated with an international assignment or domestic relocation. During 2022, Messrs. Borden and Erlinger received benefits under the international relocation policy. Mr. Borden received benefits pursuant to these policies while he was working in the U.K. and in connection with his relocation to Chicago in 2022, but will not receive benefits under these plans going forward now that he is permanently located in the U.S., except for trailing tax equalization benefits. Mr. Erlinger received trailing tax equalization benefits from his prior participation in the program. During 2022, Ms. Ralls-Morrison and Mr. Rice each received benefits under the domestic relocation policy in connection with their respective moves to Chicago.

See footnote 4 to the "2022 Summary Compensation Table" beginning on page 70 for additional details on the costs of the benefits provided to our NEOs.

Severance & Change in Control Arrangements

We have a U.S. severance plan that covers all U.S.-based officers, including our NEOs. Benefits under the U.S. severance plan are described under "Potential Payments Upon Termination of Employment or Change in Control" beginning on page 76.

In October 2022, following a review of our severance practices and after consulting with Semler Brossy, the Committee amended the terms of the U.S. severance plan to more closely align with market practices. The amended U.S. severance plan provides that, upon a qualifying termination of employment, our CEO and CFO are entitled to a cash severance payment equal to 1.5 multiplied by the sum of their current salary and target STIP and 18 months of a continued COBRA subsidy. Other participating executives, including our remaining NEOs, are entitled to a cash severance payment equal to one year of their current salary and target STIP and 12 months of a continued COBRA subsidy upon a qualifying separation. In addition, each eligible NEO remains eligible for a prorated STIP payment based on actual performance, payments in respect of unused sabbatical leave, and transitional assistance in the event of a covered termination, as described under "Potential Payments Upon Termination of Employment or Change in Control." We do not have any change in control agreements, and we do not provide for any single-trigger change of control benefits or Section 280G tax gross-up payments.

10. New Hire Compensation

In August 2022, Mr. Rice commenced employment with our Company as Executive Vice President, Global Chief Information Officer. In connection with his hiring, the Committee granted Mr. Rice PRSUs, RSUs and options. The PRSU and option awards, each with a grant value of $875,000, have terms consistent with the annual grants that had been made to our other executives in February 2022. In addition, as an inducement to join our Company and to replace compensation he forfeited with his former employer, Mr. Rice received time-based RSUs with a grant value of $2,000,000 that are scheduled to vest between 2023 and 2024 (subject to continued employment) and a cash sign-on bonus in the amount of $150,000. Mr. Rice is also entitled to a one-time stay cash bonus of $300,000, to be paid within 60 days of the first anniversary of his start date, subject to his continued employment with our Company through such date.

11. Compensation Policies & Practices

Policy Regarding Management's Stock Ownership

We maintain stock ownership requirements because we believe executives will more effectively pursue the long-term interests of shareholders if they are shareholders themselves. Executives have five years to achieve their required ownership level. This five-year period restarts when an executive is promoted to a position with a higher ownership requirement. An executive who is not on track to meet his or her ownership requirements following the third year of the five-year period is required to retain the lesser of 50% of the net after-tax shares received upon the vesting of an RSU or PRSU award or such percentage of net after-tax shares necessary to satisfy the applicable requirement. If an executive has not achieved the requisite stock ownership within five years, they must retain 100% of the net after-tax shares received upon the vesting of an RSU or PRSU award and/or a stock option exercise until the required ownership level is attained.

The following table illustrates our stock ownership requirements.

STOCK OWNERSHIP REQUIREMENTS	MULTIPLE OF SALARY
President and CEO	■■■■■■ 6x
Other NEOs	■■■■ 4x

The Committee reviews compliance with these stock ownership requirements annually. Based on the most recent annual evaluation, all of our NEOs are in compliance.

Policy Regarding Prohibition on Pledging & Hedging

We have adopted restrictions that prohibit executives from engaging in pledging and/or derivative transactions to hedge the economic risk associated with their ownership of our common stock. Further, executives may not enter into any agreement that has the effect of transferring or exchanging economic interest in any award.

Compensation Recoupment & Forfeiture Provisions

Our STIP awards and equity grant agreements for executives provide that we may terminate awards and/or recapture previously paid awards if a participant engages in willful fraud that (i) causes harm to our Company or (ii) is intended to manipulate performance goals either during employment, or after employment has terminated.

Furthermore, our executives have executed restrictive covenants. An executive who violates the restrictive covenants to which they are subject will forfeit outstanding equity awards, whether or not vested, and may be required to repay awards that have previously been paid.

Our equity grant agreements also contain a repayment/forfeiture provision that triggers repayment of any benefits received in connection with such grants as may be required to comply with (i) NYSE listing standards adopted in accordance with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations of the SEC adopted thereunder, and (ii) similar rules under the laws of any other jurisdiction, as well as pursuant to any policies that we adopt to implement such requirements, in all cases to the extent determined by us to be applicable to the award recipient.

Policies & Practices Regarding Equity Awards

We do not grant equity awards when in possession of material non-public information. While we generally make broad-based equity grants at approximately the same time each year following our release of full-year financial results, we may choose to make equity grants outside of the annual broad-based grant (*e.g.*, as part of a new hire package or as a retention or promotional incentive). Stock options may be granted only with an exercise price at or above the closing market price of our common stock on the date of grant.

12. Mitigating Risk in Executive Compensation

Our executive compensation program is designed to mitigate the potential for rewarding excessive risk-taking that may produce short-term results that appear in isolation to be favorable, but which, in fact, may undermine the successful execution of our long-term business strategy and erode shareholder value. In particular, our executive compensation program has the following design features that help mitigate risk, as described throughout this Proxy Statement:

- balance of short- and long-term incentives;
- mix of both cash- and stock-based awards;
- objective performance metrics related to various measures of operational performance;
- performance targets closely aligned with our business plans;
- diverse time horizons for incentive awards;
- caps on all incentive payouts;
- recoupment and forfeiture provisions; and
- significant stock ownership requirements to align with shareholder interests.

Each year, the Committee's independent compensation consultant assists in the review of our global incentive compensation programs, including both broad-based programs and executive compensation programs, taking into consideration the factors described above. Based on this review, the Committee believes that the risks arising from our compensation programs are not reasonably likely to have a material adverse effect on our Company.

Compensation Tables

2022 Summary Compensation Table

The following table summarizes the total compensation earned by our NEOs in 2022 and, if required, 2021 and 2020.

NAME AND PRINCIPAL POSITION (a)	YEAR (b)	SALARY ($)(c)[(1)]	BONUS ($)(d)	STOCK AWARDS ($)(e)[(2)]	OPTION AWARDS ($)(f)[(2)(3)]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(g)	ALL OTHER COMPENSATION ($)(i)[(4)]	TOTAL ($)(j)
Christopher Kempczinski President and CEO	2022	1,368,833	0	5,750,227	5,750,012	4,240,878	660,564	17,770,514
	2021	1,302,500	0	7,000,179	7,000,002	4,368,745	356,706	20,028,132
	2020	963,506	0	4,750,129	4,750,011	0	383,386	10,847,032
Ian Borden[(5)] Executive Vice President and CFO	2022	847,257	0	1,625,070	1,625,032	1,807,170	2,018,558	7,923,087
	2021	791,133	0	2,125,213	2,125,001	1,532,408	1,702,035	8,275,790
	2020	587,601	0	950,211	950,002	0	2,296,449	4,784,263
Kevin Ozan Senior Executive Vice President, Strategic Initiatives and Former CFO	2022	935,000	0	2,150,189	2,150,015	1,733,229	208,194	7,176,627
	2021	905,000	0	3,500,198	3,500,001	2,018,562	84,372	10,008,133
	2020	774,179	0	1,800,180	1,800,015	0	156,847	4,531,221
Joseph Erlinger President, McDonald's USA	2022	835,833	0	1,750,034	1,750,002	1,346,315	235,838	5,918,022
	2021	808,333	0	2,250,034	2,250,001	1,767,484	369,552	7,445,404
	2020	686,209	0	1,125,055	1,125,020	0	1,727,232	4,663,516
Desiree Ralls-Morrison Executive Vice President, Chief Legal Officer and Corporate Secretary	2022	800,000	0	1,200,194	1,200,041	1,106,316	469,196	4,775,747
	2021	548,718	150,000	4,187,589	562,504	911,590	29,601	6,390,002
Brian Rice[(6)] Executive Vice President, Global Chief Information Officer	2022	235,764	150,000	2,875,317	875,036	289,966	158,564	4,584,647

(1) Annual base salaries as of December 31, 2022 for our NEOs were as follows: Mr. Kempczinski: $1,380,000; Mr. Borden: $900,000; Mr. Ozan: $940,000; Mr. Erlinger: $840,000; Ms. Ralls-Morrison: $800,000; and Mr. Rice: $700,000. The base salary amount for Mr. Rice reflected in column (c) above is pro-rated based on his start date in August 2022.

(2) Represents the aggregate grant date fair value of performance-based restricted stock units ("***PRSUs***") granted under the McDonald's Corporation Amended and Restated 2012 Omnibus Stock Ownership Plan (the "***Equity Plan***"), based on the probable outcome of the applicable performance conditions and excluding the effect of estimated forfeitures during the applicable vesting periods of PRSUs, as computed in accordance with Accounting Standards Codification ("***ASC***") 718. Values generally are based on the closing price of the Company's common stock on the grant date. Except as otherwise described herein, PRSUs vest on the third anniversary of the grant date and are subject to performance-based vesting conditions linked to the achievement of earnings per share ("***EPS***") growth, return on invested capital ("***ROIC***") and a relative total shareholder return ("***TSR***") modifier over the performance period (as described beginning on page 64). PRSUs are subject to a cap of 200% of target. Further, if the Company's absolute TSR for the three-year performance period is negative, then the cap is 100% of target. The fair value of PRSUs that include the TSR modifier is determined using a Monte Carlo valuation model. Assuming the highest level of performance is achieved for the 2022 PRSU awards, the maximum value of these awards at the grant date would be as follows: Mr. Kempczinski: $11,500,454; Mr. Borden: $3,250,140; Mr. Ozan: $4,300,378; Mr. Erlinger: $3,500,068; Ms. Ralls-Morrison: $2,400,388; and Mr. Rice: $1,750,482. This column also includes certain time-based restricted stock units ("***RSUs***") granted to Mr. Rice in 2022, as described in footnote 6 below, as well as in the 2022 Grants of Plan-Based Awards table on page 72 and the Outstanding Equity Awards at 2022 Year-End table on page 73.

A more detailed discussion of the assumptions used in the valuation of RSU awards (including PRSUs) may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 47 and 56 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(3) Represents the aggregate grant date fair value of options granted under the Equity Plan, excluding the effect of estimated forfeitures during the applicable vesting periods of options, as computed in accordance with ASC 718. Options have an exercise price equal to the closing price of the Company's common stock on the grant date and vest in equal installments over a four-year period. Values for options granted in 2022 are determined using a closed-form pricing model based on the following assumptions, as described in the footnotes to the consolidated financial statements: expected volatility based on historical experience of 21.3%; an expected annual dividend yield of 2.2%; a risk-free return of 1.9%; and expected option life based on historical experience of 5.7 years. Additional information about options is disclosed in the 2022 Grants of Plan-Based Awards table on page 72 and the Outstanding Equity Awards at 2022 Year-End table on page 73. A more detailed discussion of the assumptions used in the valuation of option awards may be found in the Notes to Consolidated Financial Statements under "Share-based Compensation" on pages 47 and 56 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

(4) All other compensation" for 2022 includes the Company's contributions to its 401(k) Plan and Amended & Restated Deferred Compensation Plan, except for Mr. Rice who was not yet eligible for Company contributions in 2022. Mr. Borden was also eligible for the Canadian retirement plan for the portion of the year prior to his promotion. Details on the Company's contributions to its 401(k) Plan and Amended & Restated Deferred Compensation Plan are below:

Christopher Kempczinski	$	349,108
Ian Borden	$	13,710
Kevin Ozan	$	179,879
Joseph Erlinger	$	158,589
Desiree Ralls-Morrison	$	32,569
Brian Rice	$	0

The Company's incremental cost of perquisites is included in the amounts provided in this column and based on actual charges to the Company. This also includes the following categories of perquisites: car allowance; financial planning; annual physical examinations for the executives and their spouses; executive security (for select executives); matching charitable donations and Company-paid life insurance. In addition, this includes personal use of the Company's aircraft by the CEO. The Company requires full reimbursement of costs associated with personal use once Company costs reach a threshold of $250,000, including fuel, on-board catering, landing/handling fees, maintenance costs and crew costs attributable to personal flights and excluding fixed costs, such as pilot salaries and the cost of the aircraft. In addition to personal flights with a cost of $250,000, Mr. Kempczinski used the Company's aircraft to travel to an outside Board meeting at a cost of $9,994 in 2022. In certain circumstances, the CEO may permit other executives to use the aircraft for personal travel or to be joined by their spouses on the aircraft for business travel. In 2022, Messrs. Kempczinski, Erlinger and Rice and Ms. Ralls-Morrison received benefits related to spousal travel to business events; however, this travel did not result in any incremental cost to the Company. In 2022, for Messrs. Kempczinski, Erlinger and Rice and Ms. Ralls-Morrison, the amount reported also includes costs associated with their respective spouses attending an offsite business meeting. The Company does not provide any tax gross-ups on the perquisites described above.

In addition, prior to his promotion, Mr. Borden received certain benefits in connection with his international assignment in the U.K. This included Company-provided housing in the amount of $253,362, which includes rent, utilities, rental furniture and storage; a cost-of-living adjustment; global health insurance; children's tuition; family and home leave allowances; Company-provided vehicle; tax preparation fees (in the amount of $65,733); a global banking allowance; and tax equalization in the amount of $1,443,286. With his promotion to CFO, Mr. Borden's pay was localized to the U.S., and he received a standard relocation package to move from the U.K. to Chicago. This included a relocation allowance and relocation costs, a U.S. Home Purchase reimbursement, visa and immigration fees, destination services and the shipment of household goods. As Mr. Erlinger was based overseas prior to 2022, he received tax preparation services in the amount of $58,573 and also received tax equalization. Ms. Ralls-Morrison received certain benefits in connection with her permanent relocation to Chicago in the amount of $409,541, which includes a relocation allowance, closing costs, duplicate housing costs, relocation trips, and the shipment of household goods. Mr. Rice received certain benefits in connection with his relocation to Chicago in the amount of $151,257, which includes a relocation allowance, closing costs, relocation trips, the shipment of household goods and temporary lodging.

(5) Certain amounts for Mr. Borden were paid in non-U.S. currency and, when the exact payment date is available, reflect the exchange rate on the date the respective payments were made. When information is not available, the amounts reflect the average monthly exchange rate for the reporting year.

(6) As an incentive to join the Company and to replace compensation he forfeited with his former employer, Mr. Rice received a cash sign-on bonus of $150,000. Consistent with prior Company practice, he also received equity grants intending to align with the Company's annual performance cycle and buy out his outstanding long-term incentives. These grants include a sign-on incentive equity grant of $2,000,000 in time-based RSUs vesting equally on the first two anniversaries of the grant date, $875,000 in stock options vesting equally on the first four anniversaries of the grant date and $875,000 in PRSUs vesting on the third anniversary of the grant date, subject to the achievement of performance conditions (which are the same as for other NEOs). For more information, see the 2022 Grants of Plan-Based Awards table on page 72 and the Outstanding Equity Awards at 2022 Year-End table on page 73, as well as the discussion in the CD&A on page 67. Mr. Rice's 2022 STIP payout was prorated to reflect his Company service during 2022.

2022 Grants of Plan-Based Awards

NAME (a)	PLAN	GRANT DATE (b)	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] THRESHOLD ($)(c)	TARGET ($)(d)	MAXIMUM ($)(e)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS THRESHOLD (#)(f)	TARGET (#)(g)	MAXIMUM (#)(h)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)(i)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTION (#)(j)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH) (k)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)(l)[2]
Christopher Kempczinski	STIP	2/14/2022	0	2,760,000	5,520,000							
	Equity Plan[3]	2/14/2022				0	21,167	42,334				5,750,227
	Equity Plan[4]	2/14/2022								136,515	253.39	5,750,012
Ian Borden	STIP	2/14/2022	0	1,020,082	2,040,164							
	Equity Plan[3]	2/14/2022				0	5,982	11,964				1,625,070
	Equity Plan[4]	2/14/2022								38,581	253.39	1,625,032
Kevin Ozan	STIP	2/14/2022	0	1,128,000	2,256,000							
	Equity Plan[3]	2/14/2022				0	7,915	15,830				2,150,189
	Equity Plan[4]	2/14/2022								51,045	253.39	2,150,015
Joseph Erlinger	STIP	2/14/2022	0	924,000	1,848,000							
	Equity Plan[3]	2/14/2022				0	6,442	12,884				1,750,034
	Equity Plan[4]	2/14/2022								41,548	253.39	1,750,002
Desiree Ralls-Morrison	STIP	2/14/2022	0	720,000	1,440,000							
	Equity Plan[3]	2/14/2022				0	4,418	8,836				1,200,194
	Equity Plan[4]	2/14/2022								28,491	253.39	1,200,041
Brian Rice	STIP	8/31/2022	0	188,712	377,424							
	Equity Plan[3]	8/31/2022				0	3,236	6,472				875,241
	Equity Plan[4]	8/31/2022								20,864	252.28	875,036
	Equity Plan[5]	8/31/2022							7,928			2,000,076

(1) Each NEO received an annual cash award under the STIP. The 2022 STIP measured Company performance based on Systemwide sales growth (42.5%), operating income growth (42.5%) and quantitative human capital metrics (15%). For Messrs. Borden (for the period prior to his promotion) and Erlinger only, STIP payouts could be increased by up to 15% of their target award (subject to a maximum payout of 200% of target) based on the achievement of certain quantitative franchisee diversity performance metrics. Target awards were established based on a percentage of salary. Mr. Borden's target award was prorated to reflect his promotion and Mr. Rice's target award was prorated to reflect his Company service during 2022. Achievement of targets results in a 100% payout. Actual payouts are based on achievement of the metrics and can range from 0% to 200% of target. Columns (d) and (e) above show the target and maximum award payouts. Actual STIP payouts are shown in column (g) of the 2022 Summary Compensation Table on page 70. See the CD&A beginning on page 53 for a further discussion.

(2) The values in this column were determined based on the assumptions described in footnote 2 and 3, respectively, to the 2022 Summary Compensation Table on page 70.

(3) The PRSUs and RSUs received by the NEOs, as shown in columns (f), (g), (h) and (i), have dividend equivalent rights. The PRSUs vest on February 14, 2025 (except for Mr. Rice, whose PRSUs vest on August 31, 2025), subject to achievement of positive three-year average annual EPS growth (75% weight) and three-year ROIC (25% weight) of at least 15%. If performance against EPS and ROIC meets the threshold for a payout, a relative TSR modifier can impact final payouts by up to plus or minus 25 percentage points. The maximum payout is 200% of target, provided that if absolute TSR for the three-year period is negative, the maximum payout is 100% of target. See the discussion beginning on page 64 for more information.

(4) Reflects option grants, which vest 25% on each of the first four anniversaries of the grant date. For details regarding options, refer to footnote 3 to the 2022 Summary Compensation Table on page 70.

(5) In addition to his sign-on award of PRSUs and options with terms consistent with our annual awards, as described on page 67, as an inducement to join the Company and to replace compensation he forfeited with his former employer, Mr. Rice received a sign-on grant of 7,928 time-based RSUs, which vest in two equal installments on each of August 31, 2023 and 2024. See columns (i) and (l) above and footnote 6 of the 2022 Summary Compensation Table beginning on page 70.

Outstanding Equity Awards at 2022 Year-End

	OPTION AWARDS				STOCK AWARDS			
NAME (a)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)(b)(1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)(c)(1)	OPTION EXERCISE PRICE ($)(e)	OPTION EXPIRATION DATE (f)	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)(g)(2)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)(h)(3)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)(i)(4)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)(j)(3)(4)
Christopher Kempczinski	9,291	0	112.11	11/12/2025				
	52,553	0	128.09	3/8/2027				
	42,017	0	157.79	2/19/2028				
	36,622	12,207	174.15	2/13/2029				
	80,783	80,782	216.15	2/18/2030				
	56,616	169,848	215.03	2/16/2031				
	0	136,515	253.39	2/14/2032			89,313	23,536,655
Ian Borden	5,796	0	94.89	2/12/2024				
	7,264	0	97.15	3/16/2025				
	17,134	0	116.73	2/11/2026				
	27,028	0	128.09	3/8/2027				
	26,261	0	157.79	2/19/2028				
	21,973	7,324	174.15	2/13/2029				
	16,157	16,156	216.15	2/18/2030				
	17,187	51,561	215.03	2/16/2031				
	0	38,581	253.39	2/14/2032			23,147	6,099,929
Kevin Ozan	71,388	0	116.73	2/11/2026				
	75,076	0	128.09	3/8/2027				
	60,925	0	157.79	2/19/2028				
	47,608	15,869	174.15	2/13/2029				
	30,613	30,612	216.15	2/18/2030				
	28,308	84,924	215.03	2/16/2031				
	0	51,045	253.39	2/14/2032			37,821	9,966,968
Joseph Erlinger	7,853	0	116.73	2/11/2026				
	27,028	0	128.09	3/8/2027				
	31,513	0	157.79	2/19/2028				
	24,903	8,301	174.15	2/13/2029				
	19,134	19,132	216.15	2/18/2030				
	18,198	54,594	215.03	2/16/2031				
	0	41,548	253.39	2/14/2032			25,468	6,711,582
Desiree Ralls-Morrison	4,223	12,669	231.68	5/17/2031				
	0	28,491	253.39	2/14/2032	8,132	2,143,026	9,521	2,509,069
Brian Rice	0	20,864	252.28	8/31/2032	8,016	2,112,456	3,272	862,270

(1) Options vest 25% on each of the first four anniversaries of the grant date and expire on the tenth anniversary of the grant date. For details regarding customary equity treatment upon termination, see the section on Potential Payments Upon Termination of Employment or Change in Control beginning on page 76.

(2) PRSUs are typically granted to our NEOs subject to performance-based vesting conditions, but from time to time, we grant time-based RSUs. In connection with her hiring in 2021, Ms. Ralls-Morrison received a sign-on incentive grant consisting of time-based RSUs that vest between 2022 and 2024. In connection with his hiring, Mr. Rice received PRSUs and options that have terms consistent with the annual grants that had been made to the other NEOs in February 2022, as well as a sign-on incentive grant of time-based RSUs. Mr. Rice's RSUs vest in two equal installments on each of August 31, 2023 and 2024, See footnotes 2 and 6 of the 2022 Summary Compensation Table beginning on page 70.

(3) Calculated by multiplying the number of shares covered by the award by $263.53, the closing price of Company stock on the NYSE on December 30, 2022.

(4) The following table reflects the number of shares that vested on February 18, 2023, based on the 153.7 % payout factor and the unvested PRSUs that are scheduled to be paid out in 2024 and 2025 if the targets are met at 100%. In the event of fractional shares, amounts are rounded up to the nearest whole share.

NAME	GRANT DATE	VESTING DATE	NUMBER OF PRSUs*
Christopher Kempczinski	2/18/2020	2/18/2023	33,940
	2/16/2021	2/16/2024	33,718
	2/14/2022	2/14/2025	21,655
Ian Borden	2/18/2020	2/18/2023	6,790
	2/16/2021	2/16/2024	10,237
	2/14/2022	2/14/2025	6,120
Kevin Ozan	2/18/2020	2/18/2023	12,863
	2/16/2021	2/16/2024	16,860
	2/14/2022	2/14/2025	8,098
Joseph Erlinger	2/18/2020	2/18/2023	8,039
	2/16/2021	2/16/2024	10,838
	2/14/2022	2/14/2025	6,591
Desiree Ralls-Morrison	5/17/2021	5/17/2024	5,001
	2/14/2022	2/14/2025	4,520
Brian Rice	8/31/2022	8/31/2025	3,272

* Number of unvested PRSUs that are scheduled to be paid out include dividend equivalents.

Option Exercises and Stock Vested – Fiscal 2022

	OPTION AWARDS		STOCK AWARDS	
NAME (a)	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)(b)	VALUE REALIZED ON EXERCISE ($)(c)	NUMBER OF SHARES ACQUIRED ON VESTING (#)(d)	VALUE REALIZED ON VESTING ($)(e)
Christopher Kempczinski	0	0	5,000	1,266,950
Ian Borden	5,320	909,720	3,000	760,170
Kevin Ozan	0	0	6,500	1,647,035
Joseph Erlinger	4,000	608,231	3,400	861,526
Desiree Ralls-Morrison	0	0	5,515	1,332,707
Brian Rice	0	0	0	0

Non-Qualified Deferred Compensation – Fiscal 2022

NAME (a)	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)(b)[1]	REGISTRANT CONTRIBUTIONS IN LAST FY ($)(c)[2]	AGGREGATE EARNINGS IN LAST FY ($)(d)	AGGREGATE WITHDRAWALS / DISTRIBUTIONS ($)(e)	AGGREGATE BALANCE AT LAST FYE ($)(f)[3]
Christopher Kempczinski	344,831	330,808	(731,477)	0	4,694,884
Ian Borden	13,644	5,160	(111)	0	18,693
Kevin Ozan	158,898	161,579	(585,061)	0	6,086,247
Joseph Erlinger	657,060	140,289	(130,010)	0	3,882,487
Desiree Ralls-Morrison	161,920	14,269	(9,531)	0	188,703
Brian Rice	10,668	0	(38)	0	10,630

(1) Represents salary deferrals which are also reported as compensation for 2022 in the 2022 Summary Compensation Table on page 70.

(2) Includes the following aggregate amounts reported in the Summary Compensation Table in prior years:

Christopher Kempczinski	$	3,136,474
Ian Borden	$	0
Kevin Ozan	$	1,643,907
Joseph Erlinger	$	1,353,434
Desiree Ralls-Morrison	$	20,200
Brian Rice	$	0

(3) Prior to his promotion to CFO and relocation to Chicago, Mr. Borden was not eligible to participate in the Company's Amended & Restated Deferred Compensation Plan.

Deferred Compensation Plan

The Company's Amended & Restated Deferred Compensation Plan (the "***Deferred Plan***") is a non-tax-qualified, unfunded deferred compensation retirement plan that allows U.S.-paid NEOs and certain highly compensated employees to: (i) make tax-deferred contributions from their salary and STIP awards; and (ii) receive Company matching contributions, in excess of the Internal Revenue Service limits under the Company's 401(k) Plan (the "**401(k) Plan**").

At the time of deferral, participants must elect how and when they will receive distributions. Under the current Deferred Plan, participants can elect distributions to begin upon a specified date (at least three years in the future) or upon their separation from service, as either a lump-sum distribution or in installments (up to 15 years). Distributions upon a separation from service are delayed for six months following the participant's separation.

Participants select the investment option(s) for their contributions. Funds are nominally invested pursuant to the participant's selection, and they are credited with a rate of return based on the investment option(s) selected. The investment options are currently based on returns of the 401(k) Plan's Capital Preservation Fund, Large Cap Equity Index Fund, and the Company's Common Stock Fund.

Supplemental Profit Sharing and Savings Plan

Prior to the Deferred Plan, the Company's Supplemental Profit Sharing and Savings Plan (the "***Supplemental Plan***") allowed participants to defer compensation in excess of the Internal Revenue Service limits that applied to the 401(k) Plan. The Supplemental Plan allowed deferrals of salary and all or a portion of cash incentives, as well as Company contributions on deferrals of salary and STIP payouts. At the end of 2004, the Company froze the Supplemental Plan. The investment options for existing accounts under the Supplemental Plan are identical to those under the Deferred Plan. A participant may elect to have distributions in a single lump-sum, in installments commencing on a date of the participant's choice or in an initial lump-sum payment with subsequent installment payments.

Distributions may commence in the year following termination or any later date and must be completed within 25 years. If the participant does not file a distribution election in the year of termination, the participant's entire Supplemental Plan

balance is paid out in cash in the calendar year following termination. In-service and hardship withdrawals are permitted, subject to certain conditions.

Potential Payments Upon Termination of Employment or Change in Control

In the event of a termination or change in control followed by termination of employment, our NEOs would receive certain payments and benefits, as described below.

Termination of Employment

Severance

The McDonald's Corporation Officer Severance Plan, amended and restated as of November 1, 2022 (the "***Severance Plan***") would provide benefits to each NEO upon termination of his or her employment by the Company without "cause."

The applicable benefits under the Severance Plan consist of a lump-sum payment with respect to severance pay, based on salary at the time of termination and the target bonus opportunity under the STIP for the fiscal year in which the termination occurs, multiplied by a severance multiple applicable to each NEO, based on their position. Upon a qualifying termination of employment, our CEO and CFO are entitled to a cash severance payment equal to 1.5 multiplied by the sum of their current salary and target STIP, and our other participating executives, including our remaining NEOs, are entitled to a cash severance payment equal to one year of their current salary and target STIP. Our NEOs also receive a continued subsidy of medical, dental and vision benefits through COBRA, which amounts are based on their position (18 months for our CEO and CFO and 12 months for our other NEOs). In addition, upon termination, each NEO would receive a prorated STIP payment based on actual performance (and paid at the same time STIP payments are made to other participants), unused sabbatical leave, and transitional assistance. Payments are delayed for six months following termination of employment to the extent required under Section 409A of the Internal Revenue Code of 1986, as amended (the "***Internal Revenue Code***").

The following table provides the value of the benefits that would have been payable to the NEOs under the Severance Plan, assuming a covered termination of employment on December 31, 2022:

NAME	CASH SEVERANCE ($)	BENEFITS CONTINUATION ($)	OTHER ($)(1)	TOTAL ($)
Christopher Kempczinski	6,210,000	25,128	25,000	6,260,128
Ian Borden	2,970,000	25,128	25,000	3,020,128
Kevin Ozan	2,068,000	5,184	169,615	2,242,799
Joseph Erlinger	1,764,000	16,752	154,231	1,934,983
Desiree Ralls-Morrison	1,520,000	15,336	25,000	1,560,336
Brian Rice	1,260,000	16,752	25,000	1,301,752

(1) Reflects outplacement assistance and, for Messrs. Ozan and Erlinger, payment for unused sabbatical.

Stock Options

Under the Equity Plan and the applicable award agreements, if a NEO satisfies the conditions for retirement or is terminated without "cause" (subject to age and years of Company experience) and agrees to certain restrictive covenants and a general release of claims in favor of the Company, then the NEO is entitled to additional options becoming exercisable on the originally scheduled dates and an extended post-termination exercise period. In the case of retirement, all outstanding options continue to become exercisable and remain exercisable for the full term of the option. In the case of a termination by the Company without "cause," the options that would continue to become exercisable and the length of the extension is based upon the NEO's age and years of Company service.

If a NEO terminates employment as a result of death or disability, the options vest upon termination and remain exercisable for three years following their termination of employment (but not beyond the original expiration date). If a NEO voluntarily departs, unvested options are forfeited, and vested options remain outstanding and exercisable for 90 days. In the event of a termination for "cause" (other than a policy violation) all options are immediately forfeited.

The following table provides the value of the options that would become exercisable post-termination in the event each NEO left the Company on December 31, 2022, either due to retirement or termination by the Company without "cause." The value of the options is calculated by multiplying the difference between the respective exercise price for each option and the closing price of the Company's stock on December 30, 2022.

NAME	RETIREMENT ($)	TERMINATION WITHOUT "CAUSE" ($)
Christopher Kempczinski	0	11,102,411
Ian Borden	4,116,410	4,214,210
Kevin Ozan	7,246,385	7,375,782
Joseph Erlinger	4,506,875	4,612,199
Desiree Ralls-Morrison	0	413,470
Brian Rice	0	117,360

If a NEO violates a restrictive covenant following termination, the Company may cancel any outstanding options and, beginning with awards granted in 2018, recoup any gains realized on the exercise of such options.

PRSUs and RSUs

Under the Equity Plan and the applicable award agreements, if a NEO retires or is terminated without "cause," they receive full or *pro rata* vesting of outstanding PRSUs and RSUs (and related dividend equivalents), subject to the Company satisfying any applicable performance criteria. PRSUs (and any related dividend equivalents) are not accelerated on termination of employment, except for termination as a result of death or disability. Upon termination for death or disability, the performance conditions are waived and 100% of the award (and any dividend equivalents) immediately vests at target. RSUs (and any related dividend equivalents) are settled upon termination of employment (in accordance with the Internal Revenue Code). In the event of a termination for "cause," all PRSUs and RSUs (and any dividend equivalents) are forfeited.

For the PRSUs and RSUs held by our NEOs, vesting is based on the length of Company service during the vesting period, and achievement of any applicable performance goals. The following table provides the value our NEOs would have received from their PRSUs based upon target performance for each award using the closing price of the Company's stock on December 30, 2022.

NAME	RETIREMENT ($)	TERMINATION WITHOUT "CAUSE" ($)
Christopher Kempczinski	0	13,078,467
Ian Borden	4,668,434	3,348,149
Kevin Ozan	7,715,631	5,635,062
Joseph Erlinger	5,102,995	3,695,745
Desiree Ralls-Morrison	0	1,096,285
Brian Rice	0	118,589

A *pro rata* portion of the time-based RSUs (and any dividend equivalents) awarded to Ms. Ralls-Morrison and Mr. Rice would have vested in the event the Company terminated either of their employments without cause on December 31, 2022. If Mr. Rice had terminated employment prior to December 31, 2022 (other than in the event of death or disability or to work for a developmental licensee), none of his time-based RSUs would have vested. The full RSU award (and any dividend equivalents) for each of Ms. Ralls-Morrison and Mr. Rice would have vested in full in the event of death or disability. Based on the closing price of the Company's common stock on December 30, 2022, the value of the *pro rata* time-based RSUs that would have vested if Ms. Ralls-Morrison had been terminated without cause is $1,601,472 and the value of the *pro rata* time-based RSUs that would have vested if Mr. Rice had been terminated without cause is $660,143.

Change in Control

The Company does not have any change in control agreements.

If employment is terminated following a change in control, certain rights under the Severance Plan and Equity Plan apply. A "change in control" is generally defined in the Equity Plan as either: (i) the acquisition of 20% or more of our common stock or voting securities by a single purchaser or a group of purchasers acting together; (ii) the incumbent members of the Board cease to constitute at least a majority of the Board as a result of an actual or threatened election contest; (iii) a significant merger or other business combination involving the Company; or (iv) a complete liquidation or dissolution of the Company.

Severance Plan Payments

Had a change in control occurred on December 31, 2022, and their employment been terminated as a result, each NEO would have had a right to the above-described payments under the Severance Plan.

Treatment of Equity Awards Upon a Change in Control

Under the Equity Plan and the applicable award agreements, upon a change in control, outstanding unvested options and RSUs, including PRSUs, will be replaced by equivalent awards based on publicly traded stock of the successor entity. The replacement awards will vest and become exercisable or paid out, as applicable, if the NEO's employment is terminated for any reason other than "cause" within two years following the change in control. In addition, if employment is terminated other than for "cause" within two years following the change in control, all options will remain outstanding for not less than two years following termination or until the end of the original term, if sooner.

If the awards are not replaced (*e.g.*, because the acquirer does not have publicly traded securities) or if the Committee so determines, vesting will be accelerated. RSUs, including PRSUs, would vest (with PRSUs vesting at target) and be paid out upon a change in control (as defined in Section 409A of the Internal Revenue Code); otherwise, RSUs, including PRSUs, would be paid out on the originally scheduled payment date or, if earlier, on the NEO's death, disability or termination of employment, subject to any required delay under Section 409A of the Internal Revenue Code. Terminations initiated by the NEO will not result in accelerated vesting of replacement awards.

If a change in control had occurred on December 31, 2022, and either (i) the outstanding options and RSUs, including PRSUs, held by the NEOs could not be replaced or (ii) the Committee so determined, assuming that the transaction met the applicable definition of a change in control under the Equity Plan and Section 409A of the Internal Revenue Code: (a) options would have become fully vested, exercisable and free of restrictions and (b) RSUs, including PRSUs, would have vested (PRSUs at target) and been paid out immediately. The awards held by the NEOs as of December 31, 2022, are set forth in the Outstanding Equity Awards at 2022 Year-End table beginning on page 73.

The following table summarizes the value of the change in control payments that the NEOs could have received based on: (i) in the case of options, the "spread" between the exercise price and the closing price of the Company's common stock on December 30, 2022, and (ii) in the case of RSUs, including PRSUs, the target number of shares, multiplied by the closing price of the Company's common stock on December 30, 2022. The table sets forth the hypothetical value that the NEOs could have realized as a result of the accelerated equity awards, based on these assumptions. If there was no change in control, the amounts shown would have vested over time, subject to continued employment and, with respect to the PRSUs, subject to performance-based vesting conditions.

NAME	STOCK OPTIONS (CLOSING PRICE ON 12/30/22 MINUS EXERCISE PRICE) ($)	RSUS (TARGET NUMBER OF SHARES MULTIPLIED BY CLOSING PRICE ON 12/30/22) ($)	TOTAL ($)
Christopher Kempczinski	14,540,403	20,411,716	34,952,119
Ian Borden	4,312,010	5,474,836	9,786,846
Kevin Ozan	7,505,178	8,782,664	16,287,842
Joseph Erlinger	4,717,523	5,971,326	10,688,849
Desiree Ralls-Morrison	692,406	4,652,359	5,344,765
Brian Rice	234,720	2,974,727	3,209,447

Deferred Compensation

Following separation from service for any reason, our NEOs who participate will receive distributions from their accounts under the Deferred Plan and the Supplemental Plan in accordance with their elected distribution schedules, as described on page 75.

Additional Compensation Matters

2022 Pay Ratio

We have approximately 150,000 employees, which include those in our corporate and other offices as well as in Company-owned and operated restaurants, of which approximately 70% were based outside of the U.S. Most of these employees work in flexible, part-time roles, which is reflected in the compensation levels of our employees. In order to attract and retain talent, we provide competitive compensation commensurate with an employee's position and geographic location, while also aligning compensation to Company and individual performance.

We are committed to a strong pay-for-performance culture that closely aligns the interests of our executives with those of our shareholders. We aim to have approximately 90% of our CEO's total target direct compensation opportunity be subject to performance against our robust and objective performance targets. For 2022, the total compensation of our median employee increased, which was primarily driven by the sale of McDonald's business in Russia, as it reduced the number of hourly crew employees by approximately 25%. For 2022, our CEO's total compensation was $17,770,514, resulting in a ratio of 1,224:1.

Median Employee Methodology

In 2022, we identified a new median employee for purposes of the pay ratio disclosure by annualizing one month's total gross wages for our employees (other than our CEO) located in markets across the globe who were employed on October 1, 2022. We considered all full-time, part-time, seasonal and temporary workers employed on such date. Our methodology was straightforward and transparent; we did not exclude employees. Our median employee for 2022 is a restaurant crew employee located in Korea and in 2022 had total compensation of $14,521.

2022 Pay vs. Performance

PAY VS. PERFORMANCE

YEAR[1]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)[2]	COMPENSATION ACTUALLY PAID TO PEO ($)[3]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOs ($)[2]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOs ($)[4]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:[5] TOTAL SHAREHOLDER RETURNS ($)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:[5] PEER GROUP TOTAL SHAREHOLDER RETURN ($)[6]	NET INCOME ($)	ANNUAL EPS GROWTH (%)[7]
2022	17,770,514	21,484,041	6,075,626	6,708,707	143	124	6,177	15.0
2021	20,028,132	37,719,393	8,029,832	13,484,955	142	133	7,545	50.0
2020	10,847,032	9,310,935	5,126,870	4,678,147	111	110	4,731	(23.0)

(1) Mr. Kempczinski served as our principal executive officer ("***PEO***") for the entirety of 2020, 2021 and 2022. Our other NEOs for the applicable years were as follows:

- 2022: Messrs. Ozan, Borden, Erlinger and Rice and Ms. Ralls-Morrison;
- 2021: Messrs. Ozan, Borden and Erlinger and Ms. Ralls-Morrison; and
- 2020: Messrs. Ozan, Borden and Erlinger, and Heidi Capozzi and Jerome Krulewitch.

(2) Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Kempczinski and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our NEOs reported for the applicable year, other than the PEO for such years.

(3) Amounts reported in this column represent the compensation actually paid to Mr. Kempczinski as our President and CEO in the indicated fiscal years, based on his total compensation reported in the Summary Compensation Table for the indicated fiscal years and adjusted as shown in the following table:

	PEO 2022	PEO 2021	PEO 2020
Summary Compensation Table - Total Compensation[a]	$ 17,770,514	$ 20,028,132	$ 10,847,032
- Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year[b]	$ 11,500,239	$ 14,000,181	$ 9,500,140
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year[c]	$14,642,639	$ 24,274,810	$ 9,684,864
+ Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years[d]	$ 2,375,183	$ 7,531,726	$ (3,386,758)
+ Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year[e]	$ 0	$ 0	$ 0
+ Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[f]	$ (1,804,056)	$ (115,094)	$ 1,665,937
= Compensation Actually Paid	$ 21,484,041	$ 37,719,393	$ 9,310,935

(4) Amounts reported in this column represent the compensation actually paid to our NEOs other than Mr. Kempczinski in the indicated fiscal year, based on the average total compensation for such NEOs reported in the Summary Compensation Table for the indicated fiscal year and adjusted as shown in the following table. See footnote 1 for our NEOs included in the average for each indicated fiscal year:

	Other NEOs Average[1] 2022	Other NEOs Average[1] 2021	Other NEOs Average[1] 2020
Summary Compensation Table - Total Compensation[a]	$ 6,075,626	$ 8,029,832	$ 5,126,870
- Grant Date Fair Value of Stock Awards and Option Awards Granted in Fiscal Year[b]	$ 3,440,186	$ 5,125,135	$ 3,630,184
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Stock Awards and Option Awards Granted in Fiscal Year[c]	$ 4,304,023	$ 8,313,597	$ 3,818,854
+ Change in Fair Value of Outstanding and Unvested Stock Awards and Option Awards Granted in Prior Fiscal Years[d]	$ 343,053	$ 2,321,850	$ (2,031,739)
+ Fair Value at Vesting of Stock Awards and Option Awards Granted in Fiscal Year That Vested During Fiscal Year[e]	$ 0	$ 0	$ 199,881
+ Change in Fair Value as of Vesting Date of Stock Awards and Option Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year[f]	$ (573,809)	$ (55,189)	$ 1,194,465
= Compensation Actually Paid	$ 6,708,707	$ 13,484,955	$ 4,678,147

The below footnotes apply to the tables included in each of footnotes 3 and 4.

(a) Represents Total Compensation as reported in the Summary Compensation Table for the indicated fiscal year.

(b) Represents the aggregate grant date fair value as of the indicated fiscal year of the stock awards and option awards granted to each of Mr. Kempczinski and the respective NEOs as applicable for each year, during such fiscal year, calculated using the same methodology used for financial statement reporting purposes.

(c) Represents the aggregate fair value as of the indicated fiscal year-end for each of Mr. Kempczinski's, and the respective NEOs' as applicable for each year, outstanding and unvested stock awards and option awards granted during such fiscal year, calculated using the same methodology used for financial statement reporting purposes.

(d) Represents the aggregate change in fair value during the indicated fiscal year of the outstanding and unvested stock awards and option awards held by each of Mr. Kempczinski and the respective NEOs as applicable for each year, as of the last day of the indicated fiscal year, calculated using the same methodology used for financial statement reporting purposes and, for awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the fiscal year.

(e) Represents the aggregate fair value at vesting of the stock awards and option awards that were granted to each of Mr. Kempczinski and the respective NEOs as applicable for each year, and vested during the indicated fiscal year, calculated using the same methodology used for financial statement reporting purposes.

(f) Represents the aggregate change in fair value, measured from the prior fiscal year-end to the vesting date, of each stock award and option award held by each of Mr. Kempczinski and the respective NEOs as applicable for each year, that was granted in a prior fiscal year and which vested during the indicated fiscal year, calculated using the same methodology used for financial statement reporting purposes.

(5) The information provided reflects the respective values at the end of each year of a $100 investment on December 31, 2019, including the reinvestment of any dividends, for each of our common stock and our peer group (see footnote 6 for further information on our peer group). Historic stock price performance is not necessarily indicative of future stock price performance.

(6) The TSR Peer Group consists of the component companies of the DJIA, the peer group used by us for purposes of the stock performance graph in our Annual Report on Form 10-K.

(7) Represents annual EPS growth. As noted in the CD&A, for 2022, the Committee determined that EPS growth continues to be viewed as a core driver of our performance and stockholder value creation. Accordingly, EPS is utilized as the most heavily weighted performance metric applicable to our PRSU award design. EPS growth is calculated as the percentage change in our EPS from the prior fiscal year, with EPS calculated as earnings per share, adjusted consistent with pre-established guidelines as described in the CD&A.

Relationship Between Pay & Performance

The "Compensation Actually Paid" in the preceding tables reflects the Committee's emphasis on pay-for-performance and alignment with shareholder value creation through equity-based compensation. As illustrated in the graphics to the right, year-over-year changes to "Compensation Actually Paid" were primarily driven by our stock performance, with our TSR outpacing the peer group, and the level of achievement against the performance metrics in our incentive programs, including EPS growth. Net Income is not a metric in the Company's executive compensation program and the results in the graph do not reflect any adjustments related to the sale of the Company's Russian business, temporary restaurant closures in Ukraine, the sale of its Dynamic Yield business or tax settlements in the U.S. and France as described on page 66.

Most Important Performance Measures

The following table consists of the financial performance measures and other important metrics, which in the Company's assessment represent the most important financial and other performance measures used by the Company to link "Compensation Actually Paid" to our NEOs for 2022. See the CD&A for further information regarding how the Company utilized each of these measures in its 2022 executive compensation program.

MOST IMPORTANT PERFORMANCE MEASURES
Earnings Per Share (EPS) Growth
Systemwide Sales Growth
Operating Income Growth
Return on Invested Capital (ROIC)
Relative Total Shareholder Return (TSR)
Share Price Increase
Human Capital Metrics


Compensation Actually Paid versus TSR
CAP ($M)
$40
$30
$20
$10
$0
$150
$140
$130
$120
$110
$100
Cumulative TSR
2020
2021
2022
PEO CAP
NEO Avg CAP
McDonald's Cumulative TSR
Dow Jones Industrial Average Cumulative TSR


Compensation Actually Paid versus Annual EPS Growth (%)
CAP ($M)
$40
$30
$20
$10
$0
50%
25%
0%
-25%
Annual EPS Growth (%)
2020
2021
2022
PEO CAP
NEO Avg CAP
Annual EPS Growth


Compensation Actually Paid versus Net Income*
CAP ($M)
$40
$30
$20
$10
$0
$8
$7
$6
$5
$4
Net Income ($B)
2020
2021
2022
PEO CAP
NEO Avg CAP
Net Income

*Pursuant to SEC rules, the net income reflected in this graphic is consistent with GAAP. The decrease in 2022 reflects the charges related to the sale of the Company's business in Russia, the temporary restaurant closures in Ukraine, the sale of the Dynamic Yield business and tax settlements in the U.S. and France.

PROPOSAL 3

Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation

Our Board unanimously recommends that you vote for "1 YEAR" on Proposal 3.

Pursuant to Section 14A of the Exchange Act, we are asking shareholders to provide an advisory vote regarding how often we should hold advisory votes on executive compensation in the future. You may vote your shares in favor of holding such votes every one, two or three years, or you may abstain from voting.

Our Board believes that advisory votes on executive compensation should be held each year so that shareholders may express their views on our compensation philosophy and practices on an annual basis. In addition, when our shareholders most recently voted on this proposal in 2017, nearly 90% of shares were voted in favor of the annual option. As a result, our Board unanimously recommends that you vote to hold such future votes every "**1 YEAR**."

Although this vote is advisory and non-binding, our Compensation Committee and Board value the opinions of shareholders and will consider the outcome of the vote, along with our ongoing dialogue with shareholders and other relevant factors, when determining how often to hold future advisory votes on executive compensation.

PROPOSAL 4

Advisory Vote to Ratify the Appointment of Ernst &Young LLP as Independent Auditor for 2023

Our Board unanimously recommends that you vote "FOR" Proposal 4.

Our Audit & Finance Committee is directly responsible for the appointment, compensation, retention, evaluation and termination of our independent external audit firm. Our Audit & Finance Committee has appointed Ernst & Young LLP ("***EY***") as our independent external audit firm for 2023. In executing its responsibilities, our Audit & Finance Committee conducts a thorough annual evaluation of EY's qualifications, past performance and continuing independence. Among other things, our Audit & Finance Committee is informed by the results of a comprehensive assessment survey undertaken by senior financial personnel from our headquarters and largest global markets, and discusses opportunities for improvement with the lead audit partner. Our Audit & Finance Committee has sole authority to approve all engagement fees to be paid to EY. In assessing independence, our Audit & Finance Committee reviews the fees we have paid to EY, including those related to both audit and non-audit services, and compliance with our Hiring Policy for Employees of External Audit Firm and Its Affiliates. Our Audit & Finance Committee regularly meets with the lead audit partner without members of management present, and in executive session, which provides the opportunity for continuous assessment of EY's effectiveness and independence, as well as for considering alternative audit firms.

Our Audit & Finance Committee and its Chair are directly involved in the selection of EY's lead engagement partner, who rotates every five years in accordance with SEC rules and EY policies.

Our Audit & Finance Committee and Board believe the continued retention of EY as our independent external audit firm for 2023 is in the best interests of our Company and shareholders, and are therefore asking shareholders to again ratify this annual appointment. A representative of EY is expected to attend our virtual 2023 Annual Shareholders' Meeting, where he or she will be available to answer shareholders' questions and have the opportunity to make a statement.

While our Audit & Finance Committee and Board value the opinions of shareholders, this vote is advisory and non-binding. If shareholders do not ratify the appointment of EY, our Audit & Finance Committee will reconsider such appointment, after which it may select another audit firm or nonetheless retain EY if it determines doing so to be in the best interests of our Company and shareholders. In addition, even if shareholders ratify the appointment of EY, our Audit & Finance Committee may select another audit firm if it determines doing so to be in the best interests of our Company and shareholders.

Audit & Finance Committee Report

The role of our Audit & Finance Committee is to assist our Board in fulfilling its responsibility to oversee our financial reporting process. Management is primarily responsible for our financial statements, including our internal control over financial reporting. Ernst & Young LLP ("***EY***"), our independent auditor, is responsible for performing an audit of our annual consolidated financial statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) (the "***PCAOB***") and for issuing a report on those financial statements. EY also reviews our interim consolidated financial statements in accordance with applicable auditing standards. Our Audit & Finance Committee oversees our financial reporting process and internal control structure on behalf of our Board. Our Audit & Finance Committee met regularly with EY and the head of internal audit, both privately and with management present, during 2022.

In fulfilling its oversight responsibilities, our Audit & Finance Committee has reviewed and discussed with management and EY our audited and interim financial statements included in our Annual and Quarterly Reports on Form 10-K and Form 10-Q.

In connection with its review of our annual consolidated financial statements, our Audit & Finance Committee also discussed with EY the matters required to be discussed by applicable SEC and PCAOB requirements (communication with audit committees), and those addressed by EY's written disclosures and its letter provided under applicable PCAOB requirements (independence discussions with audit committees).

Our Audit & Finance Committee is responsible for the engagement of our independent auditor, and it appointed EY to serve in that capacity for 2022 and 2023. In that regard, our Audit & Finance Committee reviewed EY's independence from our Company and management, including EY's written disclosures described above.

Based on the reviews and discussions referred to above, our Audit & Finance Committee recommended to our Board that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

Respectfully submitted,

The Audit & Finance Committee

Catherine Engelbert, Chair
John Mulligan
Margaret Georgiadis
Amy Weaver

Audit & Finance Committee Matters

Policy for Pre-Approval of Audit & Permitted Non-Audit Services

Our Policy for Pre-Approval of Audit and Non-Audit Services Provided by External Audit Firm (our "***Pre-Approval Policy***") covers the pre-approval of all audit and permitted non-audit services to be provided by EY to our Company. Our Audit & Finance Committee may pre-approve engagements on a case-by-case or class of service basis if the relevant services are predictable and recurring.

Pre-approvals for classes of services are granted at the start of each fiscal year and are applicable for the year. In considering these pre-approvals, our Audit & Finance Committee reviews a description of the scope of services falling within each class and imposes budgetary estimates that are largely based on historical costs. Any audit or permitted non-audit service that is not included in a pre-approved class, or for which total fees are expected to exceed the relevant budgetary estimate, must be pre-approved on an individual basis. Pre-approval of any individual engagement may be granted not more than one year before commencement of the relevant service. Pre-approvals of services that may be provided over a multiple-year period must be reviewed for renewal each year.

Our Corporate Controller monitors services provided by EY and overall compliance with our Pre-Approval Policy. Our Corporate Controller also reports periodically to our Audit & Finance Committee about the status of outstanding

engagements, including actual services provided and associated fees, and must promptly report any noncompliance with our Pre-Approval Policy to our Audit & Finance Committee Chair.

In accordance with our Pre-Approval Policy, all services provided to our Company by EY in 2022 and 2021 were pre-approved by our Audit & Finance Committee.

Our Pre-Approval Policy is available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html*.

Auditor Fees & Services

The following table shows the fees paid for professional services rendered for the audit of our annual consolidated financial statements for 2022 and 2021, as well as fees paid for other services provided by EY in those years:

DOLLARS IN MILLIONS		2022	2021
Audit fees[(1)]	$	10.0	9.5
Audit-related fees[(2)]		1.0	0.9
Tax fees			
Compliance		0.2	0.4
Planning/advisory		0.1	0.2
Total tax fees		0.3	0.6
Total	$	11.3	11.0

(1) Fees for services associated with the annual audit (including internal control reporting), statutory audits required internationally, reviews of Quarterly Reports on Form 10-Q and accounting consultations.

(2) Fees for employee benefit plan audits, review of internal controls related to our finance systems transformation project and certain attestation services not required by statute or regulation.

Proposals 5–11: Shareholder Proposals

Our Board unanimously recommends that you vote "AGAINST" each shareholder proposal.

The text of the following shareholder proposals and supporting statements appears exactly as received from the proponent(s) unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the proponents. The shareholder proposals may contain assertions about our Company or other matters that we believe are incorrect, but we have not attempted to refute all such assertions. Each shareholder proposal is required to be voted on at our 2023 Annual Shareholders' Meeting only if not withdrawn and properly presented. Our Board unanimously recommends that you vote "**AGAINST**" each shareholder proposal for the reasons set forth in the respective statements in opposition.

The names and share ownership of the proponents of the shareholder proposals are set forth on the following pages. The addresses of the proponents and the names, addresses and share ownership of any co-filers are available, and will be provided promptly, upon request by emailing *shareholder.services@us.mcd.com* or by calling (630) 623-7428.

PROPOSAL 5

Advisory Vote on Adoption of Antibiotics Policy (1 of 2)

Our Board unanimously recommends that you vote "AGAINST" Proposal 5.

The Benedictine Sisters of Boerne, Texas ("***BSBT***"), Green Century Capital Management, Inc., on behalf of the Green Century Equity Fund ("***GCEF***"), and certain co-filers have notified us that they intend to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. BSBT beneficially owns shares of our common stock worth at least $2,000, and GCEF beneficially owns shares of our common stock worth at least $25,000. The proponents are responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

RESOLVED: Shareholders request that McDonald's adopt an enterprise-wide policy to phase out the use of medically-important antibiotics for disease prevention purposes in its beef and pork supply chains. The policy should include, in the discretion of board and management, global sourcing targets with timelines, metrics for measuring implementation, and third-party verification.

SUPPORTING STATEMENT: A policy meaningful to shareholders would include:

- Establishment of a glidepath for the phase out, inclusive of interim reduction targets;
- A commitment to annual disclosure of enterprise-wide antibiotic use including reporting by shared class of antibiotics[1]

WHEREAS: The World Health Organization (WHO) and the U.S. Centers for Disease Control and Prevention[2] (CDC) report that antibiotic resistance is a global public health crisis that threatens to reverse many medical advances made over the last century.

According to the CDC, antibiotic use, both in food animals and human medicine, is the "single most important factor" driving this crisis.[3] Nearly two-thirds of medically important antibiotics sold in the U.S. are intended for livestock use[4] with around 80 percent of those sales consisting of cattle and swine.[5] McDonald's is the single largest purchaser of beef in the U.S. and a major buyer of pork.[6]

In 2018, McDonald's published its Global Vision for Antibiotic Stewardship in Food Animals which included a goal to prohibit routine preventive use of antibiotics by meat suppliers and committed to developing "species-specific policies outlining our requirements and implementation timelines for suppliers providing chicken, beef, dairy cows, pork and laying hens for use in McDonald's restaurants." It also announced the goal of setting reduction targets for medically-important antibiotics across 80 percent of its global beef supply by the end of 2020.

McDonald's did not fulfill its promise. In March 2022, it replaced its commitment to set targets for 'reducing use' of medically important antibiotics with targets for the 'responsible use' of the drugs.

[1] https://exploreanimalhealth.org/antibiotics-used-farm-animals/#:~:text=Some%20antibiotics%20are%20approved%20for,drug%20used%20in%20human%20medicine.
[2] https://www.cdc.gov/drugresistance/biggest_threats.html
[3] https://www.cdc.gov/drugresistance/pdf/ar-threats-2013-508.pdf
[4] https://amr-review.org/sites/default/files/Antimicrobials%20in%20agriculture%20and%20the%20environment%20-%20Reducing%20unnecessary%20use%20and%20waste.pdf
[5] https://www.fda.gov/AnimalVeterinary/NewsEvents/CVMUpdates/ucm588086.htm
[6] http://www.chicagotribune.com/business/ct-mcdonalds-antibiotics-0824-biz-20170823-story.html

However, if responsible use does not incorporate absolute reduction targets, then McDonald's pledge is not aligned with the WHO's imperative to achieve absolute antimicrobial reductions (inclusive of medically important antibiotics) by at least 30-50% by 2030.[7]

By abandoning its 2018 promise, McDonald's again exposes itself to reputational risk. Last year McDonald's failed to fully implement its 2012 pledge to eliminate gestation crates from its pork supply chain, motivating several investors to mount a proxy fight for two board members' seats, an effort that garnered mainstream media attention.

Consumer demand for meat raised with limited or no antibiotics is high – surveys have found that the majority of consumers are more likely to eat at restaurants that serve such surveys meat. U.S. producers, including Tyson, supply beef raised without antibiotics. Failure to offer meat raised with minimal antibiotics endangers McDonald's market share.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. We have a *strong track record of responsible antibiotic use* across our supply chain, we are *already implementing protein-specific antibiotic use policies* that align with the WHO Guidelines (as defined below), and we are *leading several global partnerships* to gather additional data on antibiotic use to further manage and measure responsible antibiotic use. As a result, our Board believes that adoption of the requested policy is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

We are committed to helping preserve the long-term effectiveness of antibiotics.

Antimicrobial Resistance is a critical global public health issue that we believe we and our suppliers have a responsibility to help address. We are striving to preserve antibiotic effectiveness for future generations by working across our industry and supply chain with producers, veterinarians, academics, and other experts in the field. Importantly, in alignment with guidance from the World Health Organization (the "***WHO***"), our antibiotic use policies do not permit the routine use of medically important antibiotics for the purpose of growth promotion or the habitual use of antibiotics for disease prevention.[8]

Our longstanding commitment began in 2003, when we initially outlined our position on antibiotic use in our supply chain. In 2017, we implemented our revised Vision for Antimicrobial Stewardship ("***VAS***"), which outlined our approach and commitment to responsible antibiotic use (available at *https://corporate-qa.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds-Global-Vision-for-Antimicrobial-Stewardship-in-Food.pdf*). We are focused on refining antibiotic selection and administration, reducing non-therapeutic antibiotic use, and, when possible, replacing antibiotics with long-term solutions to proactively prevent disease and protect animal health and welfare. We remain committed to the treatment of sick animals, aligned with herd veterinarian direction, to support the safety of the consumer food supply chain.

We routinely engage with external experts, who help inform our approach.

We advocate for increased transparency and data collection, and for public policies that enable better assessment of antibiotic use and the identification of opportunities to minimize and, where possible, eliminate the need to use antibiotics to treat sick animals across the industry. Our VAS and protein-specific antibiotic use policies (for chicken, beef, and pork) are based on a "One Health" approach that emphasizes the need for collaborative, multi-disciplinary efforts at the local, national, and global levels to achieve optimal health for people, animals, and the environment. As such, we routinely engage with external experts, including veterinarians, academics, nongovernmental organizations, producers, and suppliers, who understand these important interdependencies and responsible use strategies, and who can provide us with advice and direction related to developing our own antibiotic use policies.

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[7] https://www.who.int/news/item/25-11-2022-quadripartite-welcomes-new-political-commitments-in-fight-against-antimicrobial-resistance.

[8] This applies to our existing antibiotic use policies for chicken and beef (development of our policy for pork is underway):

Beef: Habitual use of medically important antibiotics for disease prevention is a probable indication of an underlying herd-specific and/or management issue and is not permitted except in the following narrowly defined situation: based upon the determination of a qualified veterinarian familiar with the disease history in the herd, non-routine prevention use may be permitted if there is a high risk of contraction of a particularly infectious disease. If use is deemed necessary and effective multiple treatment options exist, we encourage adoption of a tiered approach to antibiotic selection—least important to human medicine is the first choice, and Highest Priority Critically Important Antibiotics are reserved for last resort.

Chicken: Antibiotics shall not be used for routine prevention or growth promotion; and antibiotics shall only be prescribed by a licensed chicken veterinarian that has clinically diagnosed an infectious disease or illness, and must be used strictly in accordance with labeled and veterinary direction for dose, duration, route, frequency, withholding period and withdrawal times.

We have made, and continue to make, meaningful commitments and progress across our global supply chain.

We are engaged in global partnerships across our supply chains to gather antibiotic use data, which helps inform the development, implementation, and evolution of our responsible protein-specific antibiotic use policies applicable for in-scope markets. Because each supply chain is unique, we must work in a targeted way to meet our commitments.

- **Chicken.** In 2017, in partnership with our suppliers, we announced our Global Chicken Antibiotics Policy, which aims to eliminate by 2027 the use of the Highest Priority Critically Important Antibiotics ("***HPCIAs***"), as defined by the WHO. Since February 2019, we have tracked and gathered data from over five billion birds across our top 20 suppliers. The U.S. and Europe[9] have already eliminated the use of HPCIAs, and other in-scope markets remain on track to meet the 2027 commitment.
- **Beef.** In 2018, we implemented our Global Beef Antibiotics Policy (available at *https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Beef_and_Dairy%20_Antibiotic_Policy.pdf*), which is informed by our VAS and guidance from expert bodies such as the WHO and the World Organization for Animal Health. The Policy identifies our expectations and anticipated implementation plans across ten in-scope markets.[10] In 2022, as part of the Policy's evolution, we established market-appropriate responsible use targets informed by significant research, pilot testing, and collaboration with subject-matter experts. Overall reduction remains an intended outcome, while allowing for the necessary treatment of sick animals, aligned with herd veterinarian direction. Continuing with our 2018 commitment, we intend to partner in the collection of data associated with global beef and dairy industries in each in-scope market, as there is currently limited data available on antibiotic use in the industry. We also intend to leverage independent third parties to facilitate data aggregation, helping to drive improved transparency and positive behavioral change.
- **Pork.** In 2021, we created a global, cross-functional working group to develop a Global Pork Antibiotic Policy that is anchored to responsible use and informed by our VAS and the WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (the "***WHO Guidelines***"). Our global suppliers were asked to conduct gap assessments between our draft Policy's criteria/expectations and their then-current internal antibiotic use policies. In 2022, we evaluated the supplier feedback, which we are leveraging to inform updates to the Policy, including its implementation timeline. In 2023, in partnership with our suppliers, we will communicate and deploy the Policy to pork industries across the in-scope markets. As part of this process, we will identify and develop market-specific plans for the collection of antibiotic use data across all of these markets.

Further information regarding our strategies, governance, and performance relating to the responsible use of antibiotics is available on the "Responsible Antibiotic Use" section of our website at *https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/food-quality-and-sourcing/responsible-antibiotic-use.html*.

In light of our current responsible-use antibiotic policies and practices, our focus on helping to drive continuous improvement with our suppliers and the industry, and our work to increase access to antibiotic use data and transparency, our Board believes that adoption of the requested policy is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

Our Board unanimously recommends that you vote "AGAINST" Proposal 5.

[9] "Europe" includes Austria, Azerbaijan, Belarus, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Georgia, Germany, Greece, Hungary, Ireland, Italy, Kazakhstan, Latvia, Lithuania, Luxembourg, Malta, Moldova, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Switzerland, Sweden, Ukraine, and the U.K.
[10] These ten markets (Australia, Brazil, Canada, France, Germany, Ireland, New Zealand, Poland, the U.K., and the U.S.) accounted for over 80% of our global beef supply chain in 2021.

PROPOSAL 6

Advisory Vote on Adoption of Antibiotics Policy (2 of 2)

Our Board unanimously recommends that you vote "AGAINST" Proposal 6.

The Shareholder Commons, on behalf of H.E.S.T. Australia Ltd. and certain co-filers, has notified us that it intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. The lead proponent beneficially owns shares of our common stock worth at least $25,001. The proponents are responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

ITEM 6 – Comply with Expert Guidelines on Antimicrobial Use

RESOLVED, shareholders ask that the board of directors institute a policy that the Company ("McDonald's") comply with World Health Organization ("WHO") Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals ("WHO Guidelines")[1] throughout McDonald's supply chains.

SUPPORTING STATEMENT: McDonald's is the largest beef purchaser in the United States and one of the largest in the world; its policies thus have tremendous influence on the market as a whole. Investor activists applauded[2] McDonald's when it committed in 2018 to reduce antibiotics use in all beef sold in its restaurants, and to announce reduction targets by the end of 2020.[3] McDonald's has not done so. To the contrary, McDonald's has been weakening its antibiotics use commitments in its more recent statements,[4] and recently dropped its commitment to reduction targets altogether.[5]

Antibiotics overuse is known to exacerbate antimicrobial resistance ("AMR"), which the WHO describes as "one of the top 10 global public health threats facing humanity."[6] AMR poses a systemic threat to public health and the economy. When the efficacy and availability of life-saving drugs are compromised, the entire economy suffers. And when the economy suffers, investors lose. By 2050, AMR could cause $100 trillion in lost global production,[7] thus lowering the economy's intrinsic value.

McDonald's policies deviate from the WHO Guidelines, which recommend that "farmers and the food industry stop using antibiotics routinely to promote growth and prevent disease in healthy animals" and provide evidence-based recommendations and best practices. Moreover, a recent investigation found Tyson Foods–which McDonald's named "Global Supplier of the Year" in 2022–sold numerous meat products between 2015 and 2020 that were contaminated with campylobacter and salmonella, more than half of which were antibiotic-resistant strains.[8]

As another company with a meat supply chain explained, robust AMR protections raise "[t]he challenge of individual costs and widely distributed societal benefits."[9] But for diversified investors, the portfolio-wide costs associated with AMR are paramount.

McDonald's decision not to prioritize broad AMR risks does not account for its diversified owners' interests in optimizing public health, the economy, and their long-term portfolio returns. By engaging meat suppliers that use medically

[1] https://apps.who.int/iris/bitstream/handle/10665/258970/9789241550130-eng.pdf
[2] https://www.npr.org/sections/thesalt/2018/12/11/675559302/there-are-lots-of-antibiotics-in-the-beef-supply-mcdonalds-vows-to-change-this.
[3] https://corporate.mcdonalds.com/content/dam/gwscorp/scale-for-good/McDonalds_Beef_Antibiotics_Policy.pdf
[4] https://www.nrdc.org/sites/default/files/chain-reaction-vi-restaurants-antibiotic-use-2021-report.pdf
[5] https://www.keepantibioticsworking.org/blog/reduceantibiotics
[6] https://www.who.int/news-room/fact-sheets/detail/antimicrobial-resistance
[7] https://amr-review.org/sites/default/files/160518_Final%20paper_with%20cover.pdf
[8] https://www.thebureauinvestigates.com/stories/2022-03-16/superbugs-on-the-shelves-diseased-chicken-being-sold-across-america
[9] https://www.yum.com/wps/wcm/connect/yumbrands/41a69d9d-5f66-4a68-bdee-e60d138bd741/Antimicrobial+Resistance+Report+2021+11-4+-+final.pdf?MOD=AJPERES&CVID=nPMkceo

important drugs beyond WHO Guidelines, McDonald's adds to the economic threat AMR poses to its diversified shareholders: reducing the economy's intrinsic value will directly reduce diversified portfolios' long-term returns.[10] McDonald's profit gain that comes at the expense of public health is a bad trade for McDonald's diversified shareholders, who rely on broad economic growth to achieve their financial objectives.

By changing its policies and adhering to the WHO Guidelines, McDonald's could save lives, contribute to a more resilient economy, and protect its diversified investors' portfolios.

Please vote for: Comply with Expert Guidelines on Antimicrobial Use – Item 6

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. We have a *strong track record of responsible antibiotic use* across our supply chain, we are *already implementing protein-specific antibiotic use policies* that align with the WHO Guidelines (as defined below), and we are *leading several global partnerships* to gather additional data on antibiotic use to further manage and measure responsible antibiotic use. As a result, our Board believes that adoption of the requested policy is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

We are committed to helping preserve the long-term effectiveness of antibiotics.

Antimicrobial Resistance is a critical global public health issue that we believe we and our suppliers have a responsibility to help address. We are striving to preserve antibiotic effectiveness for future generations by working across our industry and supply chain with producers, veterinarians, academics, and other experts in the field. Importantly, in alignment with guidance from the World Health Organization (the "***WHO***"), our antibiotic use policies do not permit the routine use of medically important antibiotics for the purpose of growth promotion or the habitual use of antibiotics for disease prevention.[11]

Our longstanding commitment began in 2003, when we initially outlined our position on antibiotic use in our supply chain. In 2017, we implemented our revised Vision for Antimicrobial Stewardship ("***VAS***"), which outlines our approach and commitment to responsible antibiotic use (available at *https://corporate-qa.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds-Global-Vision-for-Antimicrobial-Stewardship-in-Food.pdf*). We are focused on refining antibiotic selection and administration, reducing non-therapeutic antibiotic use, and, when possible, replacing antibiotics with long-term solutions to proactively prevent disease and protect animal health and welfare. We remain committed to the treatment of sick animals, aligned with herd veterinarian direction, to support the safety of the consumer food supply chain.

We routinely engage with external experts, who help inform our approach.

We advocate for increased transparency and data collection, and for public policies that enable better assessment of antibiotic use and the identification of opportunities to minimize and, where possible, eliminate the need to use antibiotics to treat sick animals across the industry. Our VAS and protein-specific antibiotic use policies (for chicken, beef, and pork) are based on a "One Health" approach that emphasizes the need for collaborative, multi-disciplinary efforts at the local, national, and global levels to achieve optimal health for people, animals, and the environment. As such, we routinely engage with external experts, including veterinarians, academics, nongovernmental organizations, producers, and suppliers, who understand these important interdependencies and responsible use strategies, and who can provide us with advice and direction related to developing our own antibiotic use policies.

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[10] https://www.unepfi.org/fileadmin/documents/universal_ownership_full.pdf.

[11] This applies to our existing antibiotic use policies for chicken and beef (development of our policy for pork is underway):

Beef: Habitual use of medically important antibiotics for disease prevention is a probable indication of an underlying herd-specific and/or management issue and is not permitted except in the following narrowly defined situation: based upon the determination of a qualified veterinarian familiar with the disease history in the herd, non-routine prevention use may be permitted if there is a high risk of contraction of a particularly infectious disease. If use is deemed necessary and effective multiple treatment options exist, we encourage adoption of a tiered approach to antibiotic selection—least important to human medicine is the first choice, and Highest Priority Critically Important Antibiotics are reserved for last resort.

Chicken: Antibiotics shall not be used for routine prevention or growth promotion; and antibiotics shall only be prescribed by a licensed chicken veterinarian that has clinically diagnosed an infectious disease or illness, and must be used strictly in accordance with labeled and veterinary direction for dose, duration, route, frequency, withholding period and withdrawal times.

We have made, and continue to make, meaningful commitments and progress across our global supply chain.

We are engaged in global partnerships across our supply chains to gather antibiotic use data, which helps inform the development, implementation, and evolution of our responsible protein-specific antibiotic use policies applicable for in-scope markets. Because each supply chain is unique, we must work in a targeted way to meet our commitments.

- **Chicken.** In 2017, in partnership with our suppliers, we announced our Global Chicken Antibiotics Policy, which aims to eliminate by 2027 the use of the Highest Priority Critically Important Antibiotics (“***HPCIAs***”), as defined by the WHO. Since February 2019, we have tracked and gathered data from over five billion birds across our top 20 suppliers. The U.S. and Europe[12] have already eliminated the use of HPCIAs, and other in-scope markets remain on track to meet the 2027 commitment.
- **Beef.** In 2018, we implemented our Global Beef Antibiotics Policy (available at *https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Beef_and_Dairy%20_Antibiotic_Policy.pdf*), which is informed by our VAS and guidance from expert bodies such as the WHO and the World Organization for Animal Health. The Policy identifies our expectations and anticipated implementation plans across ten in-scope markets[13] In 2022, as part of the Policy’s evolution, we established market-appropriate responsible use targets informed by significant research, pilot testing, and collaboration with subject-matter experts. Overall reduction remains an intended outcome, while allowing for the necessary treatment of sick animals, aligned with herd veterinarian direction. Continuing with our 2018 commitment, we intend to partner in the collection of data associated with global beef and dairy industries in each in-scope market, as there is currently limited data available on antibiotic use in the industry. We also intend to leverage independent third parties to facilitate data aggregation, helping to drive improved transparency and positive behavioral change.
- **Pork.** In 2021, we created a global, cross-functional working group to develop a Global Pork Antibiotic Policy that is anchored to responsible use and informed by our VAS and the WHO Guidelines on Use of Medically Important Antimicrobials in Food-Producing Animals (the “***WHO Guidelines***”). Our global suppliers were asked to conduct gap assessments between our draft Policy’s criteria/expectations and their then-current internal antibiotic use policies. In 2022, we evaluated the supplier feedback, which we are leveraging to inform updates to the Policy, including its implementation timeline. In 2023, in partnership with our suppliers, we will communicate and deploy the Policy to pork industries across the in-scope markets. As part of this process, we will identify and develop market-specific plans for the collection of antibiotic use data across all of these markets.

Further information regarding our strategies, governance, and performance relating to the responsible use of antibiotics is available on the “Responsible Antibiotic Use” section of our website at *https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/food-quality-and-sourcing/responsible-antibiotic-use.html*.

In light of our current responsible-use antibiotic policies and practices, our focus on helping to drive continuous improvement with our suppliers and the industry, and our work to increase access to antibiotic use data and transparency, our Board believes that adoption of the requested policy is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

Our Board unanimously recommends that you vote “AGAINST” Proposal 6.

[12] “Europe” includes Austria, Azerbaijan, Belarus, Belgium, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Georgia, Germany, Greece, Hungary, Ireland, Italy, Kazakhstan, Latvia, Lithuania, Luxembourg, Malta, Moldova, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Switzerland, Sweden, Ukraine, and the U.K.

[13] These markets (Australia, Brazil, Canada, France, Germany, Ireland, New Zealand, Poland, the U.K., and the U.S.) accounted for over 80% of our global beef supply chain in 2021.

PROPOSAL 7

Advisory Vote on Annual Report on "Communist China"

Our Board unanimously recommends that you vote "AGAINST" Proposal 7.

The National Legal and Policy Center ("***NLPC***") has notified us that it intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. The proponent beneficially owns approximately 24 shares of our common stock. The proponent is responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

RESOLVED:

Shareholders request that, beginning in 2023, McDonald's Corporation report annually to shareholders on the nature and extent to which corporate operations depend on, and are vulnerable to, Communist China, which is a serial human rights violator, a geopolitical threat, and an adversary to the United States. The report should exclude confidential business information but provide shareholders with a sense of the Company's reliance on activities conducted within, and under control of, the Communist Chinese government.

Supporting Statement:

CNN reported[1] in 2021 that "Beijing has made it clear that multinational corporations have to follow its rules if they wish to operate in the country, and gaining favor can require … abiding by restrictive regulations … Many companies have traditionally been willing to play along, given how enticing the giant economy is as a market."

McDonald's opened its first restaurant in China in 1990, and by the end of 2022 was expected to operate more than 5,400 locations across China and Hong Kong.[2] The company relies on supplies, finished products, labor and/or services from entities in the communist nation.

China is a serial violator of human and political rights.

China is also a hostile adversary of the U.S. for many reasons, including:

- China intends to displace the U.S. as the lone global superpower by 2049;
- The U.S. has committed to defend Taiwan, which China has militaristically asserted is part of its country and may attempt to seize by force;
- U.S. - China relations are tense over a number of issues including China's military expansion; egregious human rights violations; actions related to the COVID pandemic; elimination of freedom in Hong Kong; and environmental pollution.

China – and by extension the companies it controls – is also identified in the U.S. State Department's 2022 *Trafficking in Persons Report* as a state sponsor of human trafficking. It is now subject to the *Uyghur Forced Labor Prevention Act*, which imposes strict verification of parts and products imported from China, that they are not generated from slave labor.

A July 2022 joint statement from the leaders of the British and American domestic intelligence agencies warned that the Communist Chinese Party is the greatest threat to the international order. "We consistently see that it's the Chinese government that poses the biggest long-term threat to our economic and national security, and by 'our,' I mean both of our nations, along with our allies in Europe and elsewhere," said FBI Director Christopher Wray.

[1] Disis, Jill & Wang, Selina. "Doing business in China is difficult. A clash over human rights is making it harder," CNN Business, April 2, 2021. See https://cnn.it/3ef24EI.
[2] Cao, Dong & Chan, Cathy. "McDonald's China Lines Up $2 Billion in Bank Loans," Bloomberg, Nov. 3, 2022. See https://bloom.bg/3TeaKJO.

Given the controversial, if not dangerous, nature of doing business in and with China, shareholders have the right to know the extent to which McDonald's Corporation's business operations depend on Communist China.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. Our *existing disclosure obligations*, together with our *robust risk management program* and *clear commitment to human rights*, already address the topics raised by this proposal. As a result, our Board believes the requested annual report is unnecessary and would not provide meaningful value to shareholders.

As a public company, we are already required to disclose material risks to our business.

A foundational principle of U.S. securities laws is the obligation of public companies to disclose information that is material to making informed investment decisions. Under the Securities Exchange Act of 1934, as amended, for example, we must disclose to investors a wide range of information, including a description of our business, properties, financial condition, and results of operations, as well as material risks to our business. To the extent the topics raised by this proposal are considered material or to raise material risks to our business, we are required to make associated disclosures in our periodic filings with the SEC.

Our Board provides effective oversight of our enterprise risk management program.

We maintain a robust enterprise risk management ("***ERM***") program that is overseen by our Board and Audit & Finance Committee. Our ERM program is designed to enable our Board and management to identify, assess, monitor, and manage critical risks to our business, including supply chain-related risks, and risk mitigation strategies. Our Board and management work together with internal teams throughout our organization on an ongoing basis to identify, understand, and proactively assess and manage key short- and long-term business risks. We believe our ERM program is a more effective way to assess and mitigate risks to our business and long-term shareholder value than the issue-specific, annual reporting regime requested by this proposal.

We are committed to respecting and promoting human rights throughout our value chain.

Our Board and its Committees have oversight for human rights-related matters, and we maintain a Human Rights Policy that sets forth our commitment to respect human rights (as set out in the Universal Declaration of Human Rights) and is guided by the United Nations Guiding Principles on Business and Human Rights and other key international human rights frameworks. This commitment is clear and well-defined across our policies and practices. For example, our Standards of Business Conduct set forth our commitment to respect human rights in our workplaces. And, human rights requirements are extended to our suppliers through our Supplier Code of Conduct, pursuant to which independent third parties conduct audits at supplier facilities worldwide—including in China—to verify compliance.

Given our existing comprehensive disclosure obligations, as well as our robust risk management program and clear commitment to human rights, our Board believes the requested annual report is unnecessary and would not provide meaningful value to shareholders.

Our Board unanimously recommends that you vote "AGAINST" Proposal 7.

PROPOSAL 8

Advisory Vote on Civil Rights & Returns to Merit Audit

Our Board unanimously recommends that you vote "AGAINST" Proposal 8.

The National Center for Public Policy Research ("***NCPPR***") has notified us that it intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. The proponent beneficially owns shares of our common stock worth at least $2,000. The proponent is responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

Resolved: Shareholders of the McDonald's Corporation ("the Company") request that the Board of Directors commission an audit analyzing the impacts of the Company's Diversity, Equity & Inclusion policies on civil rights, non-discrimination and returns to merit, and the impacts of those issues on the Company's business. The audit may, in the Board's discretion, be conducted by an independent and unbiased third party with input from civil rights organizations, public-interest litigation groups, employees and shareholders of a wide spectrum of viewpoints and perspectives. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company's website.

Supporting Statement:

Under the guise of ESG, corporations have allocated significant resources and attention towards implementing social justice into workplace practices and hiring. Across the political spectrum, all agree that employee success should be fostered and that no employees should face discrimination, but there is much disagreement about what non-discrimination means.

Many companies – including Bank of America, American Express, Verizon, Pfizer, CVS and McDonald's itself[1] – have adopted "Diversity, Equity & Inclusion" (DEI) programs, trainings and officers that seek to establish racial and social "equity." But in practice, what "equity" really means is the distribution of pay and authority on the basis of race, sex, orientation and ethnicity rather than by merit.[2]

Where adopted, such programs have raised significant objections, including the concern that the programs and practices themselves are deeply racist, sexist, otherwise discriminatory and potentially in violation of the Civil Rights Act of 1964.[3] And that by devaluing merit, corporations have sacrificed employee competence, moral and productivity to the altar of "diversity."

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[1] https://www.city-journal.org/bank-of-america-racial-reeducation-program; https://www.city-journal.org/verizon-critical-race-theory-training; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.foxbusiness.com/politics/cvs-inclusion-training-critical-race-theory; https://www.msn.com/en-us/money/other/pfizer-sets-race-based-hiring-goals-in-the-name-of-fighting-systemic-racism-gender-equity-challenges/ar-AAOiSwJ; https://corporate.mcdonalds.com/corpmcd/our-purpose-and-impact/jobs-inclusion-and-empowerment/diversity-and-inclusion.html

[2] https://www.sec.gov/Archives/edgar/data/1048911/000120677421002182/fdx3894361-def14a.htm#StockholderProposals88; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/asyousownike051421-14a8-incoming.pdf; https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2021/nyscrfamazon012521-14a8-incoming.pdf; https://www.sec.gov/Archives/edgar/data/1666700/000119312521079533/d108785ddef14a.htm#rom108785_58

[3] https://www.americanexperiment.org/survey-says-americans-oppose-critical-race-theory/; https://www.newsweek.com/majority-americans-hold-negative-view-critical-race-theory-amid-controversy-1601337; https://www.newsweek.com/coca-cola-facing-backlash-says-less-white-learning-plan-was-about-workplaceinclusion-1570875; https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/; https://www.city-journal.org/verizon-critical-race-theory-training

These practices create massive reputational, legal and financial risk. If the Company is, in the name of so-called "equity," committing illegal or unconscionable discrimination against employees deemed "non-diverse," then the Company will suffer in myriad ways – all of them both unforgivable and avoidable.

In developing the audit and report, the Company should consult civil-rights and public-interest law groups, but it must not compound error with bias by relying only on left-leaning organizations. It must consult groups across the spectrum of viewpoints, including right-leaning civil-rights groups representing people of color – such as the Woodson Center[4] or Project 21[5] – and groups that defend the rights and liberties of all Americans.

Similarly, when including employees in the audit, the Company must allow employees to speak freely and confidentially without fear of reprisal or disfavor. Too many employers have established company stances that silence employees who disagree with the company's asserted positions, and then pretended that those who have been empowered by the companies' partisan positioning represents the true and only voice of all employees. This creates a deeply hostile workplace for some employees, and is both immoral and likely illegal.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. We disagree with its assertion that DEI programs are "*deeply racist*" and discriminatory. We are committed to actively *fostering an inclusive environment that allows employees to bring their whole selves to work*, and we believe the premises of this proposal are counterproductive to our aspiration to *represent the diverse communities that we serve*. Further, *we have already commissioned a third-party audit*—which is in progress and is expected to be completed in 2023—that encompasses the topics raised by this proposal. For these reasons, our Board believes the requested audit is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

Inclusion is a core value that defines who we are and how we run our business.

Our global workforce represents a wide range of backgrounds, perspectives, and experiences. We strive to attract and retain the very best people, providing equal opportunity to everyone, regardless of background. We are also committed to fostering an inclusive environment, where diversity is embraced as an advantage, as studies have shown that diverse teams are often better positioned to unlock innovation and drive growth. At the same time, our commitment to equal opportunity applies to all people and throughout all stages and aspects of the employment relationship, including recruitment, hiring, development, promotion, scheduling, benefits, and compensation. Accordingly, we prohibit discrimination on the basis of a person's race, ethnicity, religion, sexual orientation, gender, or age, as well as numerous other protected characteristics, as outlined in our Standards of Business Conduct.

We also recognize our important role in proactively managing the impact we have on our communities and stakeholders, and we are committed to creating equitable opportunities in every community we serve. This means using our influence and scale to help accelerate meaningful and overdue societal change for our employees, as well as our franchisees, suppliers, customers, and communities. As such, we are committed to holding ourselves accountable for our efforts to attract a workforce that represents the diverse communities in which we operate, to accelerate cultures of inclusion and belonging, and to dismantle barriers to economic opportunity.

While this proposal posits that the true aim of our DEI initiatives is "*the distribution of pay and authority on the basis of race, sex, orientation and ethnicity rather than by merit*," this assertion runs contrary to our values discussed above and the non-discrimination tenet of our Global Pay Principles.

[4] https://woodsoncenter.org/
[5] https://nationalcenter.org/project-21/

We have already commissioned a third-party civil rights audit, which is in progress, of the impact of our policies and practices on the civil rights of stakeholders.

We recognize that DEI is an ongoing journey—not a destination—and there is still work to do. This is why we have commissioned a third-party audit of the impact of our policies and practices on the civil rights of stakeholders. This audit is ongoing, solicits viewpoints and perspectives that span the political and ideological spectrum, and encompasses the topics raised by this proposal, including civil rights and discrimination.

For all of the above reasons, our Board believes the requested audit is unnecessary, duplicative, and would not provide meaningful benefit to shareholders.

Our Board unanimously recommends that you vote "AGAINST" Proposal 8.

PROPOSAL 9

Advisory Vote on Annual Report on Lobbying Activities

Our Board unanimously recommends that you vote "AGAINST" Proposal 9.

The SOC Investment Group has notified us that it intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. The proponent beneficially owns shares of our common stock worth at least $2,000. The proponent is responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

Whereas, we believe in full disclosure of lobbying activities and expenditures of McDonald's Corporation ("Company") to assess whether the Company lobbying is consistent with its expressed goals and stockholder interests.

Resolved, Company stockholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by the Company used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Description of management's decision-making process and the Board's oversight for making payments described above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the Company is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Governance Committee and posted on the Company website.

Supporting Statement

McDonald's does not currently report on the full extent of its lobbying efforts. We do know that McDonald's spent $21,330,000 from 2012-2022 on federal lobbying. The company spent $5,748,941 in California, largely to oppose AB 257 in 2022, a state law that creates a council to set minimum standards on working conditions, and that industry groups now seek to overturn. The company also spent $100,805 in lobbying activities in 2021 for New York City alone.

Beyond that, there is not a complete picture of the world's largest fast food restaurant's lobbying activities.

- State level lobbying disclosures are uneven, incomplete or absent. For example, in Florida McDonald's spent anywhere between $1-$9,999 on lobbying for each of Q1-Q3 in 2022, a figure that does not provide investors with meaningful information.
- McDonald's does not disclose donations to third party groups that spend millions on lobbying and often undisclosed grassroots activity; these groups may be spending "at least double what's publicly reported."[1]

[1] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/

While McDonald's discloses a list of trade association memberships, it does not disclose indirect lobbying expenditures through groups like the International Franchise Association, Business Roundtable, or the National Restaurant Association (NRA), all of which McDonald's is a member. In 2022, the NRA spent $2,110,000 and previously lobbied Congress against paid sick leave during the Covid-19 pandemic.

McDonald's states that the "backbone of our Brand is, and always has been, a commitment to a core set of values," that includes integrity and community.[2] Complete reporting would shed light on how that commitment operates in practice.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. We agree that transparency and accountability are important, and we are committed to the *highest ethical standards* when engaging in lobbying activities. These activities are supported by *robust Board oversight* and are *already publicly disclosed*. As a result, our Board believes the requested annual report would be duplicative and, therefore, unnecessary and an inefficient use of resources that would not provide meaningful value to shareholders.

We are recognized as a top company for political transparency and accountability, and shareholders have supported our existing policies and disclosures.

The Center for Political Accountability-Zicklin Index of Corporate Political Disclosure and Accountability (*www.politicalaccountability.net*) has recognized McDonald's as a "*Trendsetter*" for political transparency and accountability in each of the last four years. This is the highest possible rating on the Index, which benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies. In addition, nearly 65% of shares voting rejected a substantially similar proposal at our 2022 Annual Shareholders' Meeting. Subsequent feedback from many of our top shareholders has confirmed that shareholders support our existing policies and disclosures in this area.

We publicly disclose our lobbying activities, and we require that our trade association dues not be used for political activities.

Because public policy issues have the potential to impact our business and stakeholders, in certain cases it may be in our and our shareholders' best interests to engage with policymakers and to make political contributions. We disclose our corporate political contributions, engagements, and trade association memberships in a number of ways. In addition to voluntary disclosure, many of these activities are on our website (*https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/policital-contributions-and-policy.html*). Either to comply with laws or our own transparency criteria, we report:

- our federal lobbying spending via multiple congressional websites (such as *https://lda.senate.gov* and *https://lobbyingdisclosure.house.gov*);
- our state government relations spending on relevant government websites; and
- our federal lobbying spending is further detailed in quarterly reports that we file pursuant to the Lobbying Disclosure Act of 1995; we file similar publicly available reports with many state and local agencies.

We also engage with U.S. trade associations representing a broad spectrum of views on industry and policy issues. We require these associations to agree that our dues will not be used for political contributions, independent expenditures, electioneering communications, or ballot initiatives, or deposited into an account used by a 527 political organization. While we do not necessarily agree with all positions taken by every organization in which we are a member, we believe such membership allows us to better advance our positions.

Our Board provides effective oversight of our lobbying activities.

Our Board and Public Policy & Strategy Committee oversee our public policy activities, which includes evaluating potential political contributions and overseeing relevant policies and practices. Our Political Contribution Policy (available at *https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Updated_Political_Contribution_Policy_March_2023.pdf*) sets forth procedures designed to protect and/or enhance shareholder value for the corporation. The Committee is

[2] https://corporate.mcdonalds.com/corpmcd/our-company/who-we-are/our-values.html

briefed regularly by our Global Chief Impact Officer on corporate political giving and related matters and receives semi-annual reports regarding compliance with our Political Contribution Policy.

Given our existing practices and public reporting, our Board believes the request for another annual report would be duplicative and, therefore, unnecessary and an inefficient use of resources that would not provide meaningful value to shareholders.

Our Board unanimously recommends that you vote "AGAINST" Proposal 9.

PROPOSAL 10

Advisory Vote on Annual Report on Global Political Influence

Our Board unanimously recommends that you vote "AGAINST" Proposal 10.

John Harrington has notified us that he intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. Mr. Harrington beneficially owns 100 shares of our common stock. The proponent is responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

RESOLVED: Shareholders request the Company annually issue a transparency report on global public policy and political influence, disclosing company expenditures and activities outside of the United States. Such report should disclose company funding and in-kind support directed to candidates or electioneering, lobbying, and any charitable donations directed to public policy research or influence for the preceding year including:

- Recipients and amounts.
- The Company's membership in or payments to nongovernmental organizations including trade and business associations, scientific or academic organizations and charities.
- The rationale for these activities.

The Board and management may, in its discretion, establish a de minimis threshold, such as contributions to an individual or organization totaling less than $250, below which itemized disclosures would not be required.

Supporting statement:

In 2021, international media reported that McDonald's "paused all of our political giving while we review our policies and procedures" and that moving forward McDonald's "will ensure that all contributions continue to align with our values and the purpose of our business."[1] This raises significant concerns regarding the global extent of McDonald's political activity given increased public scrutiny and demand for transparency.

A truly global corporation, McDonald's employs approximately 200,000 people and operates in 119 countries.[2] While McDonald's discloses some information about U.S. political activities, spending to influence public policy internationally is almost entirely undisclosed. Currently shareholders receive minimum information on corporate funds expended globally to influence policies.

Vanguard cautioned "poor governance of corporate political activity, coupled with misalignment to a company's stated strategy or a lack of transparency about the activity, can manifest into financial, legal, and reputational risks that can affect long-term value."[3]

Consequently, industry support for scientific advocacy intended to shape policymaking is receiving heightened scrutiny. For example, McDonald's is listed as a member of the International Food Information Council (IFIC),[4] a food and agrochemical industry group that conducts promotion and research to advance industry interests that often contradict

[1] https://www.restaurantbusinessonline.com/financing/mcdonalds-says-it-pausing-its-political-donations
[2] https://corporate.mcdonalds.com/content/dam/gwscorp/assets/investors/financial-information/annual-reports/2020%20Annual%20Report.pdf
[3] https://about.vanguard.com/investment-stewardship/perspectives-and-commentary/INVSPOLS_032021.pdf
[4] https://usrtk.org/pesticides/how-big-food-spins-bad-news/

public health. IFIC's communications actively defend numerous unhealthy products including sugar, processed foods, artificial sweeteners, and toxic pesticides.[5]

Among many blind spots for investors around McDonald's political activities, the European Union Commission intends to propose a mandatory European nutrition label for food in 2022 potentially impacting our Company's and suppliers' products .[6] Concurrently, McDonald's received legal notice for failing to manage the impacts of its plastic waste as required by French law.[7]

Awareness regarding our products' environmental and health impacts increases across countries. A McDonald's executive recently highlighted, "…effective policy advocacy, and strong partnerships add up to a powerful response [to such issues]…"[8]. It is imperative to utilize the highest transparency standards regarding policy advocacy, partnerships, and all corporate political activities globally.

McDonald's, minimally discloses these relationships online, raising transparency and credibility concerns regarding controversies, including ties to IFIC.[9] Media and public scrutiny may quickly reveal corporate advocacy that appears at odds with a company's stated values, on which our business depends.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. Our political activities within and outside the U.S. are supported by *robust Board oversight* and are *already subject to public reporting requirements*. As a result, and because we are committed to the *highest ethical standards* when engaging in political activity, our Board believes the requested annual report would be duplicative and, therefore, unnecessary and an inefficient use of resources that would not provide meaningful value to shareholders.

We are recognized as a top company for political transparency and accountability, and shareholders have supported our existing policies and disclosures.

The Center for Political Accountability-Zicklin Index of Corporate Political Disclosure and Accountability (*www.political accountability.net*) has recognized McDonald's as a "*Trendsetter*" for political transparency and accountability in each of the last four years. This is the highest possible ranking on the Index, which benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies. In addition, nearly 87% of shares voting rejected a substantially identical proposal at our 2022 Annual Shareholders' Meeting, indicating that shareholders support our current practices in this area and would be better served by focusing on other matters.

Our limited public policy engagement outside the U.S. is focused on promoting shareholder value.

Because public policy issues have the potential to impact our business and stakeholders, we believe in certain cases it may be in our and our shareholders' best interests to make political contributions and engage with policymakers. We participate in public policy dialogues when doing so supports our business strategy and when we believe we can contribute to solving policy issues. We aim to make constructive contributions that will lead to policies that benefit our Company, our shareholders, consumers, and society.

Our political expenditures outside the U.S. are limited and already generally subject to reporting requirements.

We publish on our website (*https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/policital-contributions-and-policy.html#corporatePolitical*) a list of trade associations to which we belong and pay annual dues of at least $25,000. We also maintain a robust Political Contribution Policy and Standards of Business Conduct and abide by all applicable laws governing interactions with public officials. In addition, any support that we direct to candidates, electioneering, lobbying, and charities outside the U.S. is generally required, by law, to be disclosed by the recipient or donor. For example, under the European Transparency Register, we disclosed advocacy spending in the EU of less than €499,000 in 2021.

[5] https://usrtk.org/our-investigations/how-big-food-spins-bad-news/
[6] https://www.foodwatch.org/en/news/2022/nutri-score-in-the-eu-18-years-of-food-lobbying/
[7] https://www.foodingredientsfirst.com/news/mcdonalds-nestle-and-danone-among-nine-food-corporations-on-legal-notice-for-plastic-waste-failures-in-france.html
[8] https://business.edf.org/insights/why-mcdonalds-is-using-policy-advocacy-to-move-the-needle-on-climate-change/
[9] https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/policital-contributions-and-policy.html#tradeAssociation

Our Board provides effective oversight of our lobbying and political activities.

Our Board and Public Policy & Strategy Committee oversee our public policy activities within and outside the U.S., which includes evaluating political contributions and overseeing relevant policies and practices. Our Political Contribution Policy (available at *https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_Updated_Political_Contribution_Policy_March_2023.pdf*), which applies to both U.S. and international owned markets, sets forth procedures designed to protect and/or enhance shareholder value for the corporation. The Committee is briefed regularly by our Global Chief Impact Officer on corporate political giving and related matters, and receives semi-annual reports regarding compliance with our Political Contribution Policy.

Given our existing practices and public reporting, our Board believes the requested annual report would be duplicative and, therefore, unnecessary and an inefficient use of resources that would not provide meaningful value to shareholders. In addition, our shareholders' recent rejection of a substantially identical proposal indicates that shareholders would be better served by focusing on other matters.

Our Board unanimously recommends that you vote "AGAINST" Proposal 10.

PROPOSAL 11

Advisory Vote on Poultry Welfare Disclosure

Our Board unanimously recommends that you vote "AGAINST" Proposal 11.

The Humane Society of the United States has notified us that it intends to submit this shareholder proposal at our 2023 Annual Shareholders' Meeting. The proponent beneficially owns shares of our common stock worth at least $2,000. The proponent is responsible, and neither we nor our Board accept any responsibility, for the content of this proposal.

Shareholder Proposal

In 2022, controversy surrounding McDonald's animal welfare program was thrust into the global spotlight. It was featured in the Wall Street Journal, New York Times, Washington Post, Bloomberg, Financial Times, BBC, and many other major news outlets. At issue were irregularities in what the company was publicly reporting—compared to what it was actually doing—on its yearslong commitment to end the confinement of pregnant pigs in cages that are so small the animals can't even turn around.

Two of the company's board members at the time, Richard Lenny and Sheila Penrose, were challenged in a proxy contest by Carl Icahn over concerns about these irregularities. When Institutional Shareholder Services (ISS) evaluated the issue in detail, it concluded that only "cautionary support" was warranted for Mr. Lenny and Ms. Penrose, "in recognition of the issues presented and the apparent room for improvement in the company's ESG efforts and communication."

As ISS also concluded, this issue "serves as a reminder to shareholders to demand greater specificity from corporate leaders seeking to address ESG concerns[.]"

It is precisely that "improvement in the company's ESG efforts and communication" and "greater specificity" which this shareholder proposal calls for. Here's the background:

- In 2017, MCD announced a series of commitments centered on improved farming conditions for chickens in its poultry supply. Among its commitments, MCD said it would "Source chickens for the McDonald's System that are raised with improved welfare outcomes."
- To help it move forward with this commitment, in 2018, MCD established the McDonald's Chicken Sustainability Advisory Council (CSAC).
- And in 2019, the CSAC helped MCD define 15 "key welfare indicators (KWIs)" for chickens.
- MCD reports that "System-wide measurement against these indicators started in January 2021" and that it has invested millions of dollars into technology to "automate gathering welfare and behavioral indicators."

But there's an issue: MCD has never disclosed to shareholders what these "15 key welfare indicators" are.

Given the foundational importance of the KWIs to MCD's chicken welfare program, and that the company has invested millions of dollars into technology for this program, improved communication and "greater specificity" (to use ISS' language) as to what exactly its KWIs are would be a benefit both to shareholders and to ensuring the company is responsibly meeting its animal welfare commitments.

THEREFORE, BE IT RESOLVED: Shareholders ask McDonald's to disclose what exactly the "15 key welfare indicators" being used for the company's animal welfare program are. The disclosure should include specific details about the KWIs and how the company is using each one to measure and improve the welfare of animals in its poultry supply. It should be made within six months of the 2023 annual meeting, at reasonable cost, and omitting proprietary information.

Our Board's Statement in Opposition

Our Board unanimously recommends that you vote "**AGAINST**" this proposal. We have reported *transparently and accurately* since the launch of our Broiler Chicken Welfare Commitments in 2017, including through our recent 2022 Broiler Welfare Progress Update. *We remain committed to advancing work within our supply chain* to meet our goal by the end of 2024 as planned and will report further details on the achievement of the commitments following their completion through our regular reporting cadence. We also believe the additional disclosure requested by *this proposal would disrupt our current efforts and supplier partnerships* that are critical to drive continuous chicken welfare improvement in our supply chain. For these reasons, our Board believes this proposal is unnecessary and would not provide meaningful benefit to shareholders.

We have a longstanding commitment to improving the welfare of broiler chicken in our supply chain.

For more than a decade, we have worked with our suppliers, nongovernmental organizations, academics, and industry experts to advance the sustainability of the chicken served at McDonald's restaurants. In 2017, we announced a global goal to source chickens (broilers) raised with improved welfare outcomes through eight Broiler Chicken Welfare Commitments in 14 of our key markets,[1] which will positively impact more than 70% of our chicken supply once fully implemented by the end of 2024. Our chicken welfare strategy thoughtfully balances scientifically robust animal welfare, human health, and environmental considerations.

We transparently communicate our progress against this goal, with effective oversight from our Board.

In August 2022, we disclosed our progress through our 2022 Broiler Welfare Progress Update (available at *https://corporate.mcdonalds.com/content/dam/sites/corp/nfl/pdf/McDonalds_PurposeImpact_BroilerWelfareProgressUpdate_2022.pdf*), which included the latest developments against each of the eight commitments as of early–2022. This interim update was intended to inform stakeholders of the latest actions on each commitment and highlight that we are on track toward achieving our 2024 goal. We intend to report further details on our actions and the achievement of our chicken welfare outcomes, while maintaining the space and flexibility needed with our suppliers, advisors, and partners to drive the improvements we committed to, by the end of 2024.

Collaboration is key to progress, and we work with our suppliers, our third-party data and audit partners and our Chicken Sustainability Advisory Council (the "***CSAC***"), which is made up of academics, researchers such as Dr. Temple Grandin, NGOs such as the World Wildlife Fund, farm management consultants such as FAI Farms, welfare experts, and suppliers. In 2019, the CSAC helped define a set of 15 globally aligned farm and process level Key Welfare Indicators ("***KWIs***") to operationalize the strategy. The KWIs measure performance at the farm-level towards our welfare outcomes commitment and inform our progress on our chicken welfare goal—on which we do, and intend to continue to, report.

Our Board and Sustainability & Corporate Responsibility Committee oversee this progress, as well as our other animal health and welfare commitments. While the proponent highlights that two of our Directors were challenged in a proxy contest in 2022, and infers that oversight in this area is lacking, shareholders resoundingly endorsed our Board's stewardship of our animal health and welfare initiatives at our 2022 Annual Shareholders' Meeting.

We continue to make significant progress in implementing our chicken welfare strategy.

We have made significant strides on our commitments, which you can read about in our 2022 Broiler Welfare Progress Update. Some highlights include:

- we worked with an independent third party to create a global database into which suppliers now report, and during the first year of Systemwide measurement in 2021, we collected data on over 2 billion broilers;
- we conducted commercial trials to study the effects of certain production parameters to inform our strategy;
- we developed our target-setting approach for KWIs, which consists of ranking suppliers in performance peer groups with timebound goals to advance to the next highest peer group, in a way that encourages innovative and thoughtful action; and

[1] These commitments apply to chicken raised for sale at restaurants in Australia, Canada, France, Germany, Italy, Ireland, the Netherlands, Poland, Russia, South Korea, Spain, Switzerland, the U.K., and the U.S. Russia is included as one of our markets for the purposes of performance reporting through the end of December 2021.

- we are in the process of establishing a third-party, on-farm auditing and verification protocol to continue improvement, which we expect to complete by the end of 2024.

Due to our transparent and accurate reporting of progress related to these commitments since their launch in 2017, including through our recent 2022 Broiler Welfare Progress Update, as well as our intention to report further details following their completion through our regular cadence reporting, our Board believes the additional disclosure requested by this proposal is unnecessary, would disrupt our current efforts to help drive continuous improvement in our supply chain, and would not provide meaningful benefit to shareholders.

Our Board unanimously recommends that you vote "AGAINST" Proposal 11.

Stock Ownership

Director & Executive Stock Ownership Policies

Our Stock Ownership Guidelines for Directors provide that Directors should own shares of our common stock equal in value to five times the annual cash Board member retainer within five years of joining our Board. All Directors currently meet the guidelines, which are regularly reviewed by our Governance Committee. In addition, our Stock Ownership and Retention Policy imposes requirements on senior officers, as discussed under "Policy Regarding Management's Stock Ownership" on page 68. Directors and officers are prohibited from entering into hedging or pledging arrangements with respect to our common stock.

Our Stock Ownership Guidelines for Directors, Stock Ownership and Retention Policy, and Policy With Respect to the Hedging and Pledging of McDonald's Stock are available on the "Governance Resources" section of our website at *https://corporate.mcdonalds.com/corpmcd/investors/corporate-governance/governance-resources.html*.

Security Ownership of Management

The following table shows the ownership of our common stock and common stock equivalent units for the named individuals, as well as all Directors and executive officers as a group, as of March 1, 2023 (except as otherwise indicated). Directors and executive officers as a group owned (directly, indirectly and through benefit plans) less than 1% of our common stock.

NAME	COMMON STOCK[(1)]	STOCK EQUIVALENTS[(2)]	TOTAL
Directors			
Anthony Capuano	117	300	417
Kareem Daniel	0	191	191
Lloyd Dean	0	11,218	11,218
Robert Eckert	5,000	65,793	70,793
Catherine Engelbert	2,041	2,405	4,446
Margaret Georgiadis	2,130	8,244	10,374
Enrique Hernandez, Jr.	8,931	89,401	98,332
Richard Lenny	2,288	39,471	41,759
John Mulligan	2,900	7,521	10,421
John Rogers, Jr.	88,500	63,383	151,883
Jennifer Taubert	0	300	300
Paul Walsh	0	3,854	3,854
Amy Weaver	0	191	191
Miles White	5,000	19,765	24,765
Former Director			
Sheila Penrose[(3)]	3,000	30,541	33,541
Named Executive Officers			
Christopher Kempczinski	455,864	4,516	460,380
Ian Borden	191,422	0	191,422
Kevin Ozan	419,823	2,477	422,300
Joseph Erlinger	179,892	0	179,892
Desiree Ralls-Morrison	14,474	81	14,555
Brian Rice	0	0	0
All Directors and executive officers as a group (29 persons)	1,642,321	358,357	2,000,678

(1) Includes vested stock options for executive officers. Includes 8,931 RSUs granted to Mr. Hernandez in connection with his service as Chairman, which shall be payable in either shares of our common stock or cash at our discretion, and shall vest upon his separation from our Board. Directors and executive officers as a group have sole voting and investment power over the shares listed above, except for shared voting and investment powers for shares held by: Ms. Georgiadis: 2,130; Mr. Lenny: 2,288; Mr. Mulligan: 2,900; and Marion Gross: 12,925.

(2) Includes common stock equivalent units credited under our Amended & Restated Deferred Compensation Plan and/or Board of Directors' Deferred Compensation Plan, which are payable in cash.

(3) Ms. Penrose retired from our Board on September 30, 2022; the amounts shown are as of that date.

Security Ownership of Certain Beneficial Owners

The following table shows all beneficial owners of more than 5% of our common stock outstanding as of December 31, 2022.

NAME AND ADDRESS	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
The Vanguard Group, 100 Vanguard Boulevard, Malvern, PA 19355[(1)]	68,178,100	9.31%
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055[(2)]	51,567,805	7.00%

(1) Reflects shares deemed to be beneficially owned by The Vanguard Group, directly or through its subsidiaries, as of December 31, 2022, according to a Schedule 13G/A filed with the SEC on February 9, 2023 that indicates: (a) The Vanguard Group, an investment adviser, has sole voting power with respect to no shares, shared voting power with respect to 1,041,272 shares, sole dispositive power with respect to 65,043,072 shares and shared dispositive power with respect to 3,135,028 shares; and (b) all such shares were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of our Company.

(2) Reflects shares deemed to be beneficially owned by BlackRock, Inc., directly or through its subsidiaries, as of December 31, 2022, according to a Schedule 13G/A filed with the SEC on January 31, 2023 that indicates: (a) BlackRock, Inc., a parent holding company, has sole voting power with respect to 46,238,876 shares and sole dispositive power with respect to 51,567,805 shares; and (b) all such shares were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of our Company.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our Directors and executive officers, as well as beneficial owners of more than 10% of our common stock, to file reports with the SEC regarding their ownership of our securities and changes thereto. Based solely on our review of those reports and related written representations, we believe all such filing requirements applicable to our Directors and executive officers were timely met during 2022, except: (i) Anthony Capuano, Director, had one transaction on October 6, 2022 and one transaction on October 24, 2022 that were reported on a Form 4 filed on November 14, 2022; and (ii) Marion Gross, Executive Vice President – Global Chief Supply Chain Officer, filed an amended Form 3 on February 22, 2023 to report certain holdings that were inadvertently excluded from her initial Form 3, which was timely filed on September 8, 2022, and to correctly characterize the form of ownership for certain holdings that were included therein.

2024 Annual Shareholders' Meeting

The following table summarizes how shareholders may submit proposals, including Director nominations, for our 2024 Annual Shareholders' Meeting. Any such proposal or nomination should be emailed to *corporatesecretary@us.mcd.com*. See Rule 14a-8 under the Exchange Act and our By-Laws for all requirements.

TYPE OF PROPOSAL / NOMINATION	DESCRIPTION / INFORMATION TO BE PROVIDED	WHEN PROPOSAL / NOMINATION MUST BE RECEIVED
Shareholder-Nominated Director Candidates	Our By-Laws permit shareholders to nominate Directors for election at an annual shareholders' meeting. A nominating shareholder must provide the information required by our By-Laws and give timely notice of the nomination to our Corporate Secretary in accordance with, and each nominee must meet the qualifications required by, our By-Laws. Shareholders who intend to solicit proxies in support of Director nominees other than our Board's Director nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.	No earlier than 5:00 p.m. Central Time on January 26, 2024, and no later than 5:00 p.m. Central Time on February 26, 2024
Proxy Access Director Candidates	Our By-Laws provide that, under certain circumstances, a shareholder or group of up to 20 shareholders may seek to include Director candidates that they have nominated in our proxy statement. Such a nominating shareholder or group of shareholders must own, and have owned continuously for at least three years, at least 3% of the aggregate voting power of our outstanding common stock. The number of shareholder-nominated candidates appearing in our proxy statement cannot exceed the greater of two and 20% of the number of Directors then serving on our Board (if not a whole number, the largest whole number below 20%, which may be reduced under certain circumstances as described in our By-Laws). The nominating shareholder or group of shareholders must also deliver the information required by, and satisfy the other applicable requirements of, our By-Laws, and each nominee must meet the qualifications set forth in our By-Laws.	No earlier than 5:00 p.m. Central Time on January 26, 2024, and no later than 5:00 p.m. Central Time on February 26, 2024
Shareholder Proposals	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements of Rule 14a-8 under the Exchange Act. To be considered for inclusion in our proxy statement for our 2024 Annual Shareholders' Meeting, shareholder proposals must be emailed as described above, in addition to meeting the SEC's other requirements.	No later than 5:00 p.m. Central Time on December 15, 2023
Other Proposals	For any proposal that is sought to be presented directly from the floor of our 2024 Annual Shareholders' Meeting, our By-Laws require that (i) timely notice be given in writing to our Corporate Secretary, (ii) the proposal, as determined by the Chairman of the meeting, be a proper subject for shareholder action under Delaware law and (iii) the proposal satisfy certain other requirements set forth in our By-Laws.	No earlier than 5:00 p.m. Central Time on January 26, 2024, and no later than 5:00 p.m. Central Time on February 26, 2024

We intend to file a proxy statement, WHITE proxy card and annual report to shareholders with the SEC in connection with the solicitation of proxies for our 2024 Annual Shareholders' Meeting. Shareholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by us with the SEC without charge from the SEC's website at *www.sec.gov*.

Transactions with Related Persons

The McDonald's System has over 40,000 restaurants worldwide, most of which are independently owned and operated. Within this extensive System, it is not unusual for our business to interact with many companies in many industries, including suppliers of food and other products and services. Our Board reviews and approves or ratifies, as appropriate, transactions, relationships or arrangements in which our Company is a participant and which involve Directors, Director nominees, executive officers and beneficial owners of more than 5% of our common stock, as well as immediate family members (including domestic partners) of the foregoing and companies in which the foregoing have a material interest.

Our Board has a written policy that sets out procedures for the reporting, review and approval/ratification of related person transactions. The policy operates in conjunction with other aspects of our compliance program, including a requirement that Directors and employees report any circumstances that may create or appear to create a conflict of interest, regardless of the amount involved. Directors and executive officers must also confirm information about related person transactions, and management reviews its books and records and makes other inquiries, as appropriate.

Under the policy, our Board evaluates related person transactions for purposes of recommending to our disinterested Directors whether or not such transactions are fair, reasonable and within Company policies and should be approved or ratified. Related person transactions involving Directors are reviewed by our Board at least annually.

Our Board has considered the following types of potential related person transactions and pre-approved them as not presenting material conflicts of interest: (i) compensation paid to Directors and executive officers that has been approved by our Board or Compensation Committee; (ii) Company contributions to RMHC and certain other contributions made in limited amounts to other charitable or not-for-profit organizations; and (iii) transactions in which the related person's interest arises solely from ownership of our common stock and in which all holders of our common stock receive the same benefit on a *pro rata* basis. Our Board considers the appropriateness of any related person transaction not within the pre-approved classes in light of all relevant factors, including:

- whether the terms of the transaction are arm's length and in the ordinary course of our business;
- the direct or indirect nature of the related person's interest in the transaction;
- the size and expected duration of the transaction; and
- other facts and circumstances that bear on the materiality of the transaction under applicable law and stock exchange listing standards.

Related person transactions involving Directors are also subject to approval or ratification by our disinterested Directors when so required under Delaware law.

Since January 1, 2022, there were no transactions, and there are no currently proposed transactions, in which our Company was or is to be a participant, in which the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Q&A: Proxy Materials & Voting Information

1. What is Included in the Proxy Materials?

The proxy materials for the meeting include the Notice of 2023 Annual Shareholders' Meeting, this Proxy Statement and our 2022 Annual Report on Form 10-K. If you received a paper copy of the proxy materials, they also include a proxy card or voting instruction form.

2. What is the Record Date?

March 27, 2023 is the record date for the meeting. Shareholders owning shares of our common stock at the close of business on that date may vote at the meeting. On that date, there were 730,031,742 shares of our common stock outstanding held by approximately 4.4 million shareholders. Each share of our common stock is entitled to one vote for each Director nominee and one vote for each other matter to be voted upon at the meeting.

3. What are the Proposals to be Voted on, and What are the Voting Standards?

PROPOSAL		OUR BOARD'S VOTING RECOMMENDATION	VOTING STANDARD	EFFECT OF ABSTENTIONS	EFFECT OF BROKER NON-VOTES
1	Election of 13 Directors to serve until our 2024 Annual Shareholders' Meeting and until their successors have been elected and qualified	**"FOR" EACH OF OUR BOARD'S DIRECTOR NOMINEES**	Majority of votes cast	None	None
2	Advisory vote to approve executive compensation	**"FOR"**	Majority of votes represented at the meeting and entitled to vote thereon	Vote against	None
3	Advisory vote on the frequency of future advisory votes on executive compensation	**"1 YEAR"**	Majority of votes represented at the meeting and entitled to vote thereon (if no choice receives a majority, then the choice that receives the plurality of votes cast will be considered approved)	Vote against (if no choice receives a majority, then none)	None
4	Advisory vote to ratify the appointment of Ernst & Young LLP as independent auditor for 2023	**"FOR"**	Majority of votes represented at the meeting and entitled to vote thereon	Vote against	Brokers may vote in their discretion
5–11	Advisory votes on seven shareholder proposals, each only if properly presented	**"AGAINST" EACH SHAREHOLDER PROPOSAL**	Majority of votes represented at the meeting and entitled to vote on each shareholder proposal	Vote against	None

For Proposal 1, Directors will be elected by a majority of votes cast, which means that a Director nominee is elected if the number of votes cast "FOR" exceeds the number of the votes cast "AGAINST" his or her election.

For Proposal 3, shareholders may vote to hold future advisory votes to approve executive compensation every "1 YEAR," every "2 YEARS" or every "3 YEARS," or abstain from voting.

With respect to each of the other proposals, shareholders may vote "FOR" or "AGAINST," or abstain from voting. Pursuant to our By-Laws, in order to be approved by our shareholders, these proposals must receive the affirmative vote of a majority of the voting power of the shares of our common stock represented at the meeting and entitled to vote thereon.

Abstentions on any one or more of the proposals are shares present for purposes of determining a quorum, but an abstention on any proposal (other than Proposal 1) will have the effect of a vote “AGAINST” that proposal (or, with respect to Proposal 3, a vote against each choice).

If any other business properly comes before shareholders for a vote at the meeting, your shares will be voted at the discretion of the persons named as your proxies on such matters to the extent authorized by Rule 14-4(c) under the Exchange Act. Our Board knows of no matters, other than those described in this Proxy Statement, to be presented for consideration at the meeting.

4. Why Did I Receive a Notice of Internet Availability of Proxy Materials?

We follow the SEC’s “Notice and Access” rule and have sent most shareholders a Notice of Internet Availability of Proxy Materials in lieu of a paper copy of the proxy materials. It provides instructions on how to access the proxy materials online, describes matters to be considered at the meeting and provides instructions on how to vote your shares. If you receive a Notice of Internet Availability of Proxy Materials, you can request a paper copy of the proxy materials by following the instructions included therein.

5. How Can I Attend the 2023 Annual Shareholders’ Meeting?

We will have a virtual meeting. Only shareholders as of the record date may attend the virtual meeting. Shareholders must register in advance to ask questions or vote at the meeting by using the control number located on their Notice of Internet Availability of Proxy Materials, proxy card, voting instruction form or other communication. Beneficial shareholders must obtain a legal proxy in advance of the meeting in order to vote. See “Meeting Logistics” on page 116.

6. How Can I Vote Before the 2023 Annual Shareholders’ Meeting?

We encourage shareholders to vote before the meeting. Most shareholders have a choice of voting by proxy before the meeting by internet, telephone or mail. The internet and telephone voting procedures are designed to authenticate shareholders’ identities and to confirm that their instructions have been properly recorded. Multiple legal proxies must be combined into one document for purposes of uploading them to the meeting website. 401(k) Plan participants should review their proxy cards for voting instructions and note that their votes must be cast by 10:59 p.m. Central Time on May 22, 2023.

7. Can I Vote at the 2023 Annual Shareholders’ Meeting?

We encourage you to vote before the meeting, but registered shareholders may also vote during the meeting by attending the virtual meeting as described above. Voting at the meeting will revoke any prior votes cast. In order for a beneficial shareholder to vote by ballot at the meeting, such holder must obtain and submit a legal proxy from his or her bank, broker or other nominee. See “Meeting Logistics” on page 116. 401(k) Plan participants may not vote by ballot at the meeting.

8. What is a Quorum?

A quorum will be present if the holders of a majority of the voting power of the shares of our common stock entitled to vote are present or represented by proxy at the meeting. Under Delaware law, abstentions and broker non-votes are counted as present in determining whether a quorum is present.

9. How are Votes Tabulated?

We have appointed Broadridge Financial Solutions, Inc. as the independent inspector of election for the meeting. The independent inspector of election will tabulate all votes cast at the meeting.

10. What is the Difference Between Holding Shares as a Registered Shareholder and as a Beneficial Holder?

If your shares are registered directly in your name with our transfer agent, Computershare, then you are considered a registered shareholder with respect to those shares. If you hold your shares through an intermediary, such as a bank or broker, then you are considered the beneficial holder of those shares.

11. What if I am a Registered Shareholder and Do Not Specify a Choice When Returning a Proxy?

All valid proxies properly executed and received by us before the meeting will be voted as directed by shareholders. Registered shareholders who submit a validly executed proxy, but do not specify how they want their shares voted, will have their shares voted as follows:

- "**FOR**" the re-election of each of our Board's 13 Director nominees;
- "**FOR**" the approval of executive compensation;
- "**1 YEAR**" for the frequency of future advisory votes on executive compensation;
- "**FOR**" the ratification of the appointment of Ernst & Young LLP as independent auditor for 2023; and
- "**AGAINST**" each shareholder proposal.

12. What if I am a Beneficial Holder and Do Not Give Instructions on How to Vote? What is a Broker Non-Vote?

Each intermediary holding shares on behalf of a beneficial holder is subject to certain NYSE rules regarding voting and votes according to its own procedures. Under NYSE rules, Proposal 4 (the proposal to ratify the appointment of Ernst & Young LLP as our independent auditor) is usually considered a discretionary item. This means that brokerage firms may generally vote in their discretion on behalf of clients who have not furnished voting instructions at least 15 days before the meeting. In contrast, all other proposals described in this Proxy Statement are non-discretionary items. This means that brokerage firms that have not received voting instructions from their clients on these matters may not vote on these proposals, resulting in a broker non-vote. Broker non-votes will not be considered in determining the number of votes necessary for approval and, therefore, will have no effect on the outcome of the votes for these proposals.

13. What if I Want to Change My Vote?

Registered shareholders may revoke their proxy and change their vote before it is exercised at the meeting by (i) submitting written notice to our Corporate Secretary, (ii) submitting a later dated and properly executed proxy (by internet, telephone or mail), which must be received by us before 10:59 p.m. Central Time on May 24, 2023, or (iii) attending the virtual meeting and voting by ballot, as described above. Only your latest dated, validly executed proxy counts.

Beneficial holders may change or revoke their voting instructions before they are exercised at the meeting by (i) providing instructions again through the means specified on their voting instruction form (with most having the option of doing so by internet, telephone or mail), which must be received by the deadline set forth on the voting instruction form, or (ii) if properly registered in advance, by attending the virtual meeting and voting by ballot, as described above. Only your latest dated, validly executed proxy counts. Note that beneficial holders must obtain and submit a legal proxy from their bank, broker or other nominee in order to vote by ballot at the meeting.

14. How are Proxies Solicited, and What is the Cost?

We will provide the Notice of Internet Availability of Proxy Materials, or electronically deliver or mail the proxy materials, to shareholders beginning on or about April 14, 2023 in connection with the solicitation of proxies by our Board on our behalf to be used at the meeting. We will pay the cost of soliciting proxies. We have retained Kingsdale Advisors for certain advisory and solicitation services for a fee of approximately $70,000. Proxies also may be solicited by our Directors and employees on our behalf by internet, telephone, mail or email, or in person. Those individuals will not receive additional compensation for such work.

15. How Can I View or Request Copies of Corporate Documents and SEC Filings?

Shareholders may access financial and other information on the "Investors" section of our website at *www.investor.mcdonalds.com*. Copies of these documents and other information are also available free of charge by emailing a request to *shareholder.services@us.mcd.com*. Also available on our website or upon request, free of charge, are copies of the following documents:

- Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and any amendments thereto) filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act;
- Certificate of Incorporation and By-Laws;
- Committee charters;
- Corporate Governance Principles;
- Standards on Director Independence;
- Standards of Business Conduct, which apply to all of our employees (including our executive officers);
- Code of Conduct for the Board of Directors, which applies to all of our non-employee Directors;
- Policy for Pre-Approval of Audit and Non-Audit Services; and
- Political Contribution Policy.

A list of registered shareholders entitled to vote at the meeting will be available for inspection by any shareholder, for any purpose related to the meeting, for ten days before the meeting during ordinary business hours at our principal executive offices at 110 North Carpenter Street, Chicago, Illinois 60607. Email *corporatesecretary@us.mcd.com* to schedule an appointment to review the list.

16. What is Householding?

Shareholders with the same last name and address will receive one package containing a separate Notice of Internet Availability of Proxy Materials for each individual shareholder at that address. Shareholders with the same last name and address who have elected to receive paper copies will receive only one copy of the proxy materials unless they have notified us that they wish to continue receiving multiple copies. This method of delivery (known as "householding") helps ensure that shareholder households do not receive multiple copies of the same document, helping to reduce our printing and postage costs, as well as saving natural resources.

If you hold our stock certificates or have book-entry shares at Computershare, you can opt out of the householding practice and receive prompt delivery of a separate copy of the proxy materials by calling 1-800-621-7825 (toll-free) from the U.S. and Canada, or 1-312-360-5129 from other countries, or by writing to McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., P.O. Box 43006, Providence, Rhode Island 02940-3006. If you are a beneficial shareholder and you would like to opt out of this practice, contact your bank or broker.

If you are receiving multiple copies of the proxy materials at your household and would prefer to receive a single copy, contact McDonald's Shareholder Services, c/o Computershare Trust Company, N.A., at the above numbers or address. If you are a beneficial holder, contact your bank or broker.

17. Who Should I Contact if I Have Questions?

If you have any questions or require assistance with voting, contact our proxy solicitation firm at:

Kingsdale Advisors
745 5th Avenue, Suite 500
New York, New York 10151
855-683-3113 (toll-free in North America)
416-867-2272 (outside of North America)
contactus@kingsdaleadvisors.com

Meeting Logistics

Attendance at Our 2023 Annual Shareholders' Meeting

Only shareholders as of the record date may attend the virtual meeting, or any adjournment or postponement thereof, through the meeting website at *www.cesonlineservices.com/mcd23_vm*. You will not be able to attend the meeting in person at a physical location. To attend the virtual meeting as a shareholder and have the ability to vote and/or submit a comment or question, you must pre-register no later than 9:00 a.m. Central Time on May 23, 2023 using the instructions described below.

Pre-Registration for Registered Shareholders

Registered shareholders must use the control number located on the Notice of Internet Availability, proxy card, email or other communication that accompanied their proxy materials. To pre-register to participate in the meeting remotely, visit the website *www.cesonlineservices.com/mcd23_vm* with your control number and follow the instructions.

After registering, you will receive a confirmation email with a link and instructions for accessing the meeting. Verify that you have received the confirmation email in advance of the meeting, including the possibility that it may be in your spam or junk email folder.

Registration requests must be received no later than 9:00 a.m. Central Time on May 23, 2023. You must pre-register and receive a confirmation email in order to vote and/or submit a comment or question during the meeting.

Pre-Registration for Beneficial Shareholders & Obtaining a Legal Proxy to Vote

Beneficial shareholders must use the control number on the Notice of Internet Availability, voting instruction form or other instructions received from their bank, brokerage firm or other intermediary. To pre-register to participate in the meeting remotely, visit the website *www.cesonlineservices.com/mcd23_vm* with your control number and follow the instructions.

After registering, you will receive a confirmation email with a link and instructions for accessing the meeting. Verify that you have received the confirmation email in advance of the meeting, including the possibility that it may be in your spam or junk email folder.

We encourage you to vote in advance of the meeting. Beneficial shareholders who intend to vote during the meeting must obtain a legal proxy from their bank, brokerage firm or other intermediary. Most banks or brokerage firms allow a shareholder to obtain a legal proxy either online or by mail. Follow the instructions provided by your bank or brokerage firm. If you request a legal proxy online and do not receive an email containing your legal proxy within two business days of such request, contact your bank or brokerage firm. If you request a legal proxy by mail and do not receive it within five business days of such request, contact your bank or brokerage firm.

You may submit your legal proxy either (i) in advance of the meeting by attaching the legal proxy (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to MCDRegister@proxy-agent.com or (ii) along with your voting ballot during the meeting. We must have your legal proxy in order for your vote submitted during the meeting to be valid. To avoid any technical difficulties on the day of the meeting, we encourage you to submit your legal proxy in advance in an email to MCDRegister@proxy-agent.com to ensure that your vote is counted, rather than wait to upload your legal proxy during the meeting. Multiple legal proxies must be combined into one document for purposes of uploading them to the meeting website.

Voting at the Meeting

Shareholders that pre-register for the meeting may also vote during the meeting by clicking on the "Shareholder Ballot" link that will be available on the meeting website during the meeting. Registered shareholders may vote directly by accessing the available ballot on the meeting website. Beneficial shareholders who have previously submitted a legal proxy as described above may also vote directly by accessing the available ballot on the meeting website.

If you are a beneficial shareholder and you did not email your legal proxy in advance of the meeting, you must upload an image of the legal proxy (in PDF, JPEG, GIF or PNG file format) during the meeting when completing the ballot. See "Pre-Registration for Beneficial Shareholders & Obtaining a Legal Proxy to Vote" above for information on obtaining a legal proxy from your bank or brokerage firm. Instructions for presenting the legal proxy (if necessary) along with the online ballot will be provided during the meeting. Prepare in advance by obtaining a legal proxy as soon as possible.

Submitting a Question During the Meeting

Meeting attendees may submit written comments or questions during the meeting by typing in the "Ask a Question" box and clicking the "Send" button that will be available on the meeting website during the meeting.

Questions received during the meeting will be answered as the allotted meeting time permits. If we receive substantially similar questions, we will group them together and provide a single response to avoid repetition. In light of the number of business items on the meeting agenda and the need to conclude the meeting within a reasonable period of time, we cannot ensure that every shareholder who wishes to have a question or comment addressed during the meeting will be able to do so. We also reserve the right to exclude questions that relate to personal matters or are not relevant to meeting matters, as well as to edit profanity or other inappropriate language. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting.

Virtual Meeting Technical Assistance

If you encounter any technical difficulties accessing the meeting, the meeting reminder email will include technical support contact information, including a telephone number and email address. Technical support will be available beginning at 8:30 a.m. Central Time on May 25, 2023 and will remain available until the meeting has ended.

Questions

If you have any questions or require assistance with pre-registering for the meeting, contact our proxy solicitation firm at:

Kingsdale Advisors
745 5th Avenue, Suite 500
New York, New York 10151
855-683-3113 (toll-free in North America)
416-867-2272 (outside of North America)
contactus@kingsdaleadvisors.com

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